2023
Annual
Report



OUR
VISION

Be the best kitchen and laundry company, in constant pursuit of improving life at home.

OUR
MISSION

Earn trust and create demand for our brands in a digital world.

OUR
VALUES

Integrity, Respect, Inclusion & Diversity, One Whirlpool, Spirit of Winning.



OVER 110 YEARS OF IMPROVING LIFE AT HOME

Whirlpool Corporation (NYSE: WHR) is committed to being the best global kitchen and laundry company, in constant pursuit of improving life at home. In an increasingly digital world, the company is driving purposeful innovation to meet the evolving needs of consumers through its iconic brand portfolio, including *Whirlpool, KitchenAid, Maytag, Consul, Brastemp, Amana, Bauknecht, JennAir, Indesit* and *InSinkErator*. In 2023, the company reported approximately $19 billion in annual sales, 59,000 employees and 55 manufacturing and technology research centers. Additional information about the company can be found at WhirlpoolCorp.com.

$19B
Annual Sales

55
Manufacturing and Technology Centers

59K
Employees

SALES BY REGION
(in percent)



59%	North America
19%	Europe, Middle East and Africa
17%	Latin America
5%	Asia

SALES BY CATEGORY
(in percent)



30%	Refrigeration
27%	Laundry Appliances
24%	Cooking Appliances
19%	Dishwashing and Other



A LETTER TO SHAREHOLDERS

A Message from Marc Bitzer, Chairman of the Board and Chief Executive Officer

"

I want to thank all of our 59,000 employees around the world for relentlessly working to improve life at home for our millions of loyal consumers."

MARC BITZER
Chairman of the Board and Chief Executive Officer

As I reflect upon our company during this past year, I would characterize our business performance as solid — given the challenging industry dynamics — and at the same time I feel proud of the progress of our portfolio transformation and advancing our strategic imperatives.

Our business performance demonstrated a healthy momentum throughout the first half of 2023, stabilized in Q3 and was slightly below our expectations in Q4. Obviously, the macroeconomic environment was challenging once again. While the inflationary pressure subsided, the interest/mortgage rate shock essentially froze the housing market and led to the worst existing home sales in almost three decades. In a business which is highly dependent on existing home sales for discretionary demand, we are not immune to these shocks. Despite this, we still managed to deliver ongoing EBIT[a] margin levels of 6.1% which translated into ongoing Earnings per Share[a] of $16.16. This is below the ~6.9% of ongoing EBIT margin and $19.64 ongoing EPS in 2022 and missed our full-year expectations. Even though we are not satisfied with these EBIT margins, this still puts us well ahead of almost all of our industry peers.

The progress with our Strategic Imperatives has continued and even accelerated, yet we are far from having "completed" our strategic transformation journey.

- We launched a new strategic imperative, "Inspire Generations With Our Brands," to fully leverage the strength and opportunities of our unique brand portfolio.
- Our product leadership score continued improving as part of the "Win With Product Leadership" imperative.
- The new capabilities created in our "Grow Our Consumer Direct" imperative enabled a respectable >10% year-over-year D2C growth.
- Finally, our "Build a Competitive and Resilient Supply Chain" imperative supported our goal of achieving $200 million in logistics cost take out, while our conversion cost productivity fell somewhat short of target.



~20%

margin business added with 2023 integration of InSinkErator into our North America business

We did make relevant progress in our Portfolio Transformation:

A portfolio transformation of the magnitude we have been embarking upon is by definition a multi-year process. What started with the divestiture of our Embraco compressor business, the sale of the majority of our China business, and the announcement of our Europe transaction is reshaping our company in profound ways. In 2023, we completed the successful integration of InSinkErator into our North America business; this is approximately a 20% margin business. Furthermore, in January 2023, we announced our agreement with Arcelik to contribute our



MDA business, with continued 25% ownership in a newly formed European appliance business and a long-term licensing of our *Whirlpool* brand. We received unconditional approval of the deal from the European Commission in October of this year and received provisional clearance but are waiting final Phase 2 results from the UK Competition and Markets Authority by the end of Q1/2024. With this portfolio transformation underway, we are indeed starting to see the beginning of a very different Whirlpool.

This Whirlpool is focused on high-margin and high-growth businesses: our Major Domestic Appliance businesses in North America, Latin America, India/Pacific and our Small Domestic Appliance business.

Lastly, I am particularly proud of all the external recognition we received (beyond the steady improvement of our ESG scores), receiving Fortune's "World's Most Admired Companies" for the thirteenth consecutive year and the continued placement in the top 40 in Drucker/WSJ's "Best Managed Companies" list.

As we look forward into the year 2024, we are starting to see a more favorable macro environment: the inflationary cost pressures have somewhat eased, and the prospect of lower mortgage rates will be a catalyst to unlock the U.S. housing market. While it may take well into the second half of 2024 to see significantly higher existing home sales and new home completions, we would consider this the beginning of a favorable multi-year housing cycle.

The last few years have taught us to always be prepared for external surprises, and we are therefore operationally focused on managing our cost tightly and expanding our operating margins. At the same time our capital allocation priorities are clear — beyond funding our business, our preeminent focus is on maintaining our strong dividends and paying down approximately $500 million of acquisition-related debt.

In closing, let me take this opportunity to thank you, our shareholders, for your continued trust in us. I also want to thank all our 59,000 employees around the world for relentlessly working to improve life at home for our millions of loyal consumers.

Sincerely,

Marc Bitzer
Chairman of the Board and Chief Executive Officer

UNIQUE STRUCTURAL POSITION

For consumers, we deliver value through innovative, high-quality products and services. For shareholders, we remain committed to our fundamental pillars — maintain our regional leading scale, have the best brand portfolio, accelerate our pace of innovation and hold a strong cost position in the home appliance industry.

Strong Cost Position

Our relentless approach to driving out cost and complexity has led us to focus on initiatives such as manufacturing automation, dual supplier sourcing and part complexity reduction, providing us the agility and strength to produce in a dynamic industry. We continue to adapt to our consumers' needs and deliver the products our consumers want and need to improve life at home.



Best Brand Portfolio

We believe we have the best brand portfolio in the industry, including multiple brands with more than $1 billion in revenue. In an increasingly digital world, we're driving purposeful innovation to meet the evolving needs of consumers through our iconic brand portfolio.



Longevity

With the introduction of the first electric wringer-washer in 1911, Whirlpool Corporation's founder, Lou Upton, set the foundation for Whirlpool to be the best kitchen and laundry company, in constant pursuit of improving life at home.



STRATEGIC IMPERATIVES



INSPIRE
GENERATIONS WITH OUR BRANDS



WIN
WITH PRODUCT LEADERSHIP



GROW
OUR CONSUMER DIRECT BUSINESS



BUILD
A COMPETITIVE AND RESILIENT SUPPLY CHAIN

OUR OPERATIONAL PRIORITIES



During 2023, we delivered approximately $800 million in cost take out through our decisive actions and a disciplined approach to reset our cost structure after $2.5 billion of cost inflation in 2021 and 2022. Our regional focus enables our local-for-local production model as we continue to produce and ship as efficiently as possible. Through our efforts to improve our supply chain resiliency and deliver innovative new products, we drove share gains in most of our key countries, including over one point of share gains in North America.

CASH RETURNED TO SHAREHOLDERS
(in dollars)



2020	$0.4B
2021	$1.4B
2022	$1.3B
2023	$0.4B

ONGOING EBIT[a]
(in dollars)



2020	$1.8B
2021	$2.4B
2022	$1.4B
2023	$1.2B

TOTAL ANNUAL REVENUE
(in dollars)



2020	$19.5B
2021	$22.0B
2022	$19.7B
2023	$19.5B

ONGOING EBIT MARGIN[a]
(in percent)



2020	9.0%
2021	10.8%
2022	6.9%
2023	6.1%

REGIONAL ACHIEVEMENTS

NORTH AMERICA
Alessandro Perucchetti
Executive Vice President and President, Whirlpool North America



We delivered overall share gains through continued first-to-market innovations and growth of our industry-leading builder share, which were achieved in an industry of sustained product replacement. Strong cost take-out actions drove approximately 10% margins — despite a normalized promotional environment and softer discretionary spending. We expect further margin expansion and share gain in 2024.

LATIN AMERICA
Juan Carlos Puente
Executive Vice President and President, Whirlpool Latin America



Our continued commitment to 'Win Americas' delivered 9% net sales growth driven by strong growth in key countries (Argentina, Brazil and Mexico). We are well-positioned for 2024 as consumer confidence recovers and we continue to invest in our leading brands (*Brastemp*, *Consul* and *Whirlpool*) and value-creating product innovation.

EUROPE, MIDDLE EAST AND AFRICA (EMEA)
Gilles Morel
Executive Vice President and President, Whirlpool EMEA

We delivered significant year-over-year margin expansion despite a challenging macroeconomic and geopolitical environment negatively impacting consumer confidence.

The transaction to contribute our European major appliance business to a newly formed European appliance company with Arçelik has passed nearly all milestones, receiving unconditional approval from the European Commission along with approval from Austria, China and Germany. The regulatory process continues to progress in the U.K., and we continue to work with all parties to close the transaction by April 2024.

ASIA
James Peters
Executive Vice President, Chief Financial Officer and President, Whirlpool Asia



In Asia, we were faced with a competitive industry and challenging but improving consumer sentiment. We believe we have the right operational priorities to accelerate growth, in particular in India, as we move into 2024, enabling both net sales growth and margin expansion.

PRODUCT INNOVATION

Whirlpool Corporation's rich heritage of industry-first, leading-edge innovation continues to accelerate. Continuing our over 110-year history of sustainable, consumer-focused design, Whirlpool Corporation unveiled one of the greatest refrigerator innovations in 50 years: *SlimTech* insulation technology.

> " *SlimTech* insulation technology – along with other recent product launches – shows our commitment to innovation and, we believe, will allow us to expand our share and our margins. This is a step change in technology and process innovation that we expect to cascade across our brand portfolio and manufacturing operations."
>
> **MARC BITZER**
> Chairman of the Board and Chief Executive Officer



KitchenAid Go Cordless System

Six new countertop appliance products: hand mixer, hand blender, chopper, personal blender, coffee grinder and a new kitchen vacuum, can all be operated by the same rechargeable 12 volt battery. No hassle of cords for untethered mobility, and easy to store when done.



InSinkErator Next Generation Garbage Disposals

Invented, designed and assembled in America, this next generation of disposals demonstrates the commitment InSinkErator makes to innovation in today's modern kitchen, providing a more environmentally friendly solution for managing food waste.

SlimTech Insulation

This revolutionary technology uses a powder-like material to create a vacuum insulated structure that replaces traditional refrigerator foam insulation. As the first company to introduce *SlimTech* insulation technology in home appliances in North America, Whirlpool Corporation is reimagining how the industry constructs refrigerators to help improve the consumer experience. **Our proprietary insulation technology is so thin, it reduces the refrigerator wall thickness by up to 66% providing up to 25% more capacity, while still providing the same energy efficiency.** Current foam refrigerators are difficult to recycle, but the material used in our *SlimTech* insulation has the potential to be reused. We are currently working to map out a path to reclaiming the material at a refrigerator's end of life.



Whirlpool Flush Built-In Microwave Hood Combination

This appliance was designed to blend seamlessly into cabinetry with a simplified user interface to aid in ease of use. The Flush Built-In Microwave Hood Combination allows consumers to cook multiple meals with quick cleanup, thanks to the turntable-free design. Plus, it features an easy-to-clean exterior with hidden venting.

OUR OPERATIONS

The Integrated Supply Chain team has further developed its heightened focus on building a competitive and resilient supply chain in constant pursuit of improving life at home for our consumers.



A critical path to achieving a competitive and resilient supply chain is the North America Region Manufacturing Strategy. It is defined by four major lines of effort linking multiple focus areas and workstreams to organize and drive continuous improvement in specific aspects of the business. The four lines of effort are:



People Excellence



Intelligent Factories



World Class Manufacturing



Network Master Planning

We have confidence in how the company's manufacturing operating system guides us to focus on people and culture, innovation and planning for future operations. Our enduring values, Spirit of Winning and One Whirlpool, continue to equip us for the opportunity to truly leave a legacy of empowerment and continuous improvement.



EXPANDED OPERATIONS IN OTTAWA, OHIO

- Invested $70 million investment in Ottawa refrigeration plant
- Added 165,000 square feet
- Created over 100 jobs
- Built-In Refrigerators drive strategic importance in the Premium and Super Premium space
- $16 million of this investment supports proprietary manufacturing process for new refrigerator innovation *SlimTech* Insulation









OUR PEOPLE

There is something profoundly unique about working at Whirlpool Corporation. Our humble beginnings grounded us over 110 years ago, and the passion our people carry to improve life at home moves us forward. Around the globe, we offer leadership development, internship and apprentice programs to accelerate career growth. At our manufacturing sites, World Class Manufacturing includes a People Development pillar for employee development, regulatory, safety and value-added training. In 2023, we were named a Best Company to Work For by *U.S. News & World Report* and a Best Company for Multicultural Women by Seramount.

Our employee engagement approach centers around continuously listening and taking data-informed actions based on what matters most to our employees. We gather employee feedback at various points throughout the employment life cycle through Global Onboarding Surveys, Exit Surveys and quarterly Engagement Pulses. Our quarterly Engagement Pulse enables employee feedback from almost 59,000 individuals — including all global salaried and hourly employees.

Inclusion and Diversity is a core value at Whirlpool because we know that drawing from diverse points of view improves our products, services, teams and each other. While we recognize that Inclusion and Diversity is an ongoing journey, we remain committed to meaningful action to cultivate an even stronger inclusive and diverse workplace. In 2023, we received a 100 score on the Corporate Equality Index for the 20th consecutive year, and once again scored 100% on the 2023 Disability Equality Index.



RECEIVED A SCORE OF

100 on the Human Rights Campaign's Corporate Equality Index for the 20th consecutive year



BUILDING LEADERS FOR OUR HOUSE

In 2023, we continued to build on our existing leadership development programs at both the regional and global levels. Under our "Building Leaders for our House" strategy, formal leadership development programs are designed and facilitated by Whirlpool leaders themselves, ensuring the curriculum is bespoke to the company and everyone involved has an opportunity to learn from one another. The three key programs — Leadership Immersion, Essentials of People Leadership and Every Day Leadership — are designed to prepare individuals to become the best version of themselves and highly effective future leaders.

OUR COMMUNITIES

IMPROVING LIFE THROUGH HOUSE+HOME

Whirlpool Corporation has been committed to maintaining strong and enduring ties in the communities in which we do business for more than 110 years. Most of our operations are located in small towns, and we are committed to supporting these communities. We use a global collective impact model that centers around improving life at home. Our giving priorities focus on the areas of **House+Home** as important levers to create thriving communities.


Habitat
Whirlpool
BuildBetter with Whirlpool


Juntos mejorando la vida en el hogar y en nuestra comunidad.
Whirlpool
#YoSoy Voluntario Whirlpool


FEEL GOOD FRIDGE
Whirlpool
DONATION
CHAMPIONS
YOUR GIVING KEEPS IT COLD

HOUSE

We believe that the four walls around us have the power to unlock immense opportunity for families. It starts with decent and affordable housing, laying the groundwork for a stable future. This work includes our 24-year global relationship with Habitat for Humanity®. Together we have served more than 1 million people around the world. A highlight project is Habitat's BuildBetter with Whirlpool initiative which aims to build 250+ climate-resilient and energy-efficient homes in the United States, including donating energy-efficient appliances. Energy savings and energy use will be measured, and learnings will be used for future Habitat construction.

HOME

Our focus on home advances communities through education and neighborhood revitalization. We use our resources efficiently and effectively for maximum impact through:

- United Way®
- *Consul* brand's Consulado da Mulher®
- *Maytag* brand's Boys & Girls Clubs of America® initiatives
- *Whirlpool* brand's *Care Counts*
- Feel Good Fridge programs sponsored by our U.S. Sales team and *Maytag* brand.

Feel Good Fridge Programs

25,000+ **families** helped to access fresh food, making a significant impact.

Habitat for Humanity

$144M **and over** **242,000** **products** donated globally to Habitat for Humanity families in our 24 years of working together.

OUR ENVIRONMENTAL IMPACT

We continue to make progress in alignment with our Net Zero (scopes 1 and 2) emissions target by investing in projects that increase our use of renewable energy and reduce our reliance on nonrenewable sources. In 2023, we were excited to attend the ribbon cutting for the official opening of our second Virtual Power Purchase Agreement (VPPA) site — Limestone Wind farm in Dawson, Texas, with 53MW of clean energy produced from 88 turbines. When fully operational, the two VPPAs are expected to generate sufficient renewable energy to cover 100% of Whirlpool Corporation's U.S. sites' electrical consumption. This year, we also entered into agreements with One Energy to add on-site wind and solar power at our Findlay and Clyde, Ohio, operations. When combined with existing turbines, these projects are expected to supply at least 70% of the plants' energy needs. The solar and wind projects are expected to be online and operational by early 2025.

 **Signed two VPPAs that are expected to cover**

100%
of the electrical consumption of nine Whirlpool Corporation U.S. plants when two wind farm installations are fully operational

Record Scopes 1 and 2 Emissions Reductions

~25%
reduction in total greenhouse gas (GHG) (scopes 1 and 2 market-based) year-over-year for the last two years

18,000
total metric tons of CO2 eliminated from operations

~5%
reduction in scopes 1 and 2 location-based emissions



" We design products with both the needs of consumers and the planet in mind because we believe that enabling the business, our people and communities to thrive is part of the same endeavor. We work hard to live up to that high standard every day."

PAM KLYN
Executive Vice President,
Corporate Relations
and Sustainability

We also include water sustainability considerations in our business decision-making, by actually investigating opportunities for implementation and setting targets for our operations related to reducing water intensity in our plants.

Our Zero Waste to Landfill (ZWtL) approach to waste management represents a best-in-class approach to diverting waste away from permanent landfills. Beginning in 2023, we are implementing a new global procedure for waste management that will further elevate practices within our operations to reach our ambitious goals.

To reduce our environmental footprint further, we'll continue to design products with the circular economy in mind, work with our suppliers, invest in renewable energy sources and help our consumers use our appliances in the most efficient ways.

 **Achieve at least**

97%
diversion rate in all ZWtL Gold level sites

3%
reduction in water intensity each year in our plants

GOVERNANCE

Whirlpool is committed to operating sustainably and to creating shareholder value through the highest standards of ethical and legal conduct over the long term. Our Board of Directors, sound corporate governance structure and values-driven culture of integrity support us in delivering on this commitment.

Our diverse and experienced Board is composed of 14 directors, including an independent Presiding Director and one employee director, our Chairman and CEO Marc Bitzer. Our Board includes leaders with experience and demonstrated expertise in many substantive areas that impact our business and align with our strategy, including consumer products; product development, innovation and engineering; sales, marketing and brand management; and technology and cybersecurity. In addition, eight of our

directors are gender or racially/ethnically diverse, helping to bring unique perspectives to the Board. During 2023, our Board had four committees: Audit, Corporate Governance and Nominating, Human Resources, and Finance.

Each Board committee consists solely of independent directors and operates under a charter that provides the key duties and responsibilities of each committee. Each director attended at least 75% of the total number of meetings of the Board and the Board committees on which they served.

Our Board is responsible for overseeing Whirlpool Corporation's integration of environmental, social and governance (ESG) principles throughout the company. We aim to leave the world a better place now and for generations to come, and we forge ahead as we've always done: doing the right thing, the right way, with integrity.

BOARD OF DIRECTORS

SAMUEL R. ALLEN
Presiding Director, Corporate Governance and Nominating Committee Chair, Human Resources Committee
Former Chairman and Chief Executive Officer Deere & Company

MARC R. BITZER
Chairman and Chief Executive Officer
Whirlpool Corporation

GREG CREED
Human Resources Committee Chair, Finance Committee
Former Chief Executive Officer Yum! Brands, Inc.

DIANE M. DIETZ
Finance Committee, Human Resources Committee
Former President and Chief Executive Officer Rodan & Fields, LLC

GERRI T. ELLIOTT
Finance Committee, Human Resources Committee
Former Executive Vice President and Chief Customer and Partner Officer Cisco Systems, Inc.

RICHARD J. KRAMER
Corporate Governance and Nominating Committee, Human Resources Committee
Former Chairman, Chief Executive Officer and President The Goodyear Tire & Rubber Company

JENNIFER A. LACLAIR
Audit Committee, Corporate Governance and Nominating Committee
Head of Global Business Solutions Fiserv Inc.

JOHN D. LIU
Finance Committee Chair, Audit Committee
Chief Executive Officer Essex Equity Management Managing Partner Richmond Hill Investments

JAMES M. LOREE
Audit Committee, Human Resources Committee
Former President and Chief Executive Officer Stanley Black & Decker, Inc.

HARISH MANWANI
Corporate Governance and Nominating Committee, Human Resources Committee
Senior Operating Partner The Blackstone Group

PATRICIA K. POPPE
Audit Committee, Corporate Governance and Nominating Committee
Chief Executive Officer PG&E Corporation

LARRY O. SPENCER
Corporate Governance and Nominating Committee, Finance Committee
President Armed Forces Benefit Association and 5Star Life Insurance Company

MICHAEL D. WHITE
Audit Committee Chair, Corporate Governance and Nominating Committee
Former Chairman, President and Chief Executive Officer DIRECTV

RUDY WILSON
Audit Committee, Finance Committee
President, Global Consumer Brands SC Johnson

EXECUTIVE COMMITTEE

MARC R. BITZER
*Chairman of the Board and
Chief Executive Officer*

JAMES W. PETERS
*Executive Vice President, Chief Financial
Officer and President, Whirlpool Asia*

LUDOVIC BEAUFILS
*Executive Vice President, KitchenAid
Small Appliances*

ROBERTO H. CAMPOS
*Executive Vice President, Global Product
Organization and Strategic Sourcing*

HOLGER GOTTSTEIN
*Executive Vice President, Strategy and
Business Development*

AVA HARTER
*Executive Vice President and
Chief Legal Officer*

PAMELA KLYN
*Executive Vice President, Corporate
Relations and Sustainability*

CAREY L. MARTIN
*Executive Vice President and
Chief Human Resources Officer*

GILLES MOREL
*Executive Vice President and President,
Whirlpool Europe, Middle East and Africa*

ALESSANDRO PERUCCHETTI
*Executive Vice President and President,
Whirlpool North America*

JUAN CARLOS PUENTE
*Executive Vice President and President,
Whirlpool Latin America*

2023 AWARDS AND RECOGNITION

DOW JONES SUSTAINABILITY WORLD INDEX
Second consecutive year

2023-2024 CORPORATE EQUALITY INDEX (CEI)
Score of 100 from the Human Rights Campaign
Twentieth consecutive year

**A TOP COMPANY FOR EXECUTIVE WOMEN
BEST COMPANIES FOR MULTICULTURAL WOMEN
LEADING INCLUSION INDEX ORGANIZATION**
Seramount

50 BEST COMPANIES TO SELL FOR
Selling Power

BEST PLACE TO WORK FOR DISABILITY INCLUSION
Disability Equality Index, 100 percent score,
Seventh consecutive year

BEST COMPANIES TO WORK FOR
U.S. News & World Report

iF DESIGN AWARD
Whirlpool, Hotpoint and *KitchenAid* Brands

GLOBAL RepTrak 100
Eleventh consecutive year

WORLD'S MOST ADMIRED COMPANIES
Fortune, Thirteenth consecutive year

AMERICA'S MOST JUST COMPANIES
JUST Capital

**MOST INNOVATIVE IN THE HOUSEHOLD —
KITCHEN PRODUCTS CATEGORY**
Pro Tool Innovation Award (PTIA), *InSinkErator* Brand

THE BEST WALL OVENS
Wirecutter, *JennAir* Brand

**THE BEST LUXURY KITCHEN APPLIANCES AND BRANDS,
ACCORDING TO TESTING**
Good Housekeeping, *JennAir* Brand

**CLEANING & ORGANIZING AWARDS — GOOD
HOUSEKEEPING 2023 — PURR-FECT WASHER**
Good Housekeeping, *Maytag* Brand

BEST WASHER-AND-DRYER SETS OF 2023 — BEST FOR PETS
Popular Science, *Maytag* Brand

BEST DRYERS OF 2023 — BEST FOR PET OWNERS
Reviewed, *Maytag* Brand

**BEST AGITATOR TOP LOAD WASHERS OF 2023 —
OTHER TOP LOAD AGITATORS**
Reviewed, *Maytag* Brand

BEST DISHWASHERS
Wirecutter, *Maytag* Brand

**THE 9 BEST ELECTRIC RANGES FOR ALL KITCHEN STYLES
AND COOKING NEEDS**
Better Homes & Gardens, *Whirlpool* Brand

**THE 8 BEST FRONT-LOADING WASHERS OF 2023 FOR QUICK
AND EASY — AND INCREDIBLY CLEAN — LAUNDRY**
Better Homes & Gardens, *Whirlpool* Brand

TOP OF MIND 2023
Folha de São Paulo, *Brastemp* and *Consul* Brands

OUR FINANCIAL POSITION

I am proud of our global team's strong execution of our operational priorities in 2023, delivering $800 million of cost take out alongside share gains throughout the Americas. We reduced our debt by $500 million and announced actions for additional significant debt reduction in 2024, adding further balance sheet flexibility to deliver our shareholder-friendly capital allocation priorities, while our ongoing portfolio transformation remains on track toward creating a higher-growth, higher-margin business.

FINANCIAL SUMMARY

We delivered $16.16 ongoing EPS[a] in a dynamic macroeconomic environment, with strong replacement demand and share gains offset by softening discretionary spending, due to a sharp decline in existing U.S. home sales, and a normalized promotional environment resulting in revenue of $19 billion and ongoing EBIT margin[a] of 6.1%.

CLEAR CAPITAL ALLOCATION PRIORITIES

Fund innovation and growth:
In 2023, we invested over $1 billion in capital expenditures and research and development, and continue to deliver first-to-market products and innovation to drive further growth and margin expansion.

Demonstrated commitment to shareholder returns:
2023 marked the 68th consecutive year of steady or increasing quarterly dividends, with approximately $384 million in dividends paid.

Maintain investment grade credit rating:
Our debt levels are temporarily elevated from borrowings related to the InSinkErator acquisition. We continue to make significant progress toward returning our debt leverage to historical norms, and expect to continue this trend into 2024.



In closing, we strengthened our leading North America share position and significantly reduced cost. At the same time, there were areas where we fell short of our expectations, with the promotional environment normalizing at pre-COVID levels earlier than we anticipated, putting pressure on our EBIT margins. We are committed to strengthening our balance sheet and maintaining financial flexibility while we continue to invest in innovative products that improve life at home for our consumers.

James W Peters

Jim Peters
Executive Vice President,
Chief Financial Officer and
President, Whirlpool Asia

FINANCIAL RECONCILIATIONS

Full-Year Ongoing Earnings Before Interest and Taxes and Ongoing Earnings Per Diluted Share

	EARNINGS BEFORE INTEREST AND TAXES RECONCILIATION			
	Twelve Months Ended December 31,			
	2020	**2021**	**2022**	**2023**
Net earnings (loss) available to Whirlpool	1,075	1,783	(1,519)	481
Net earnings (loss) available to noncontrolling interest	(10)	23	8	7
Income tax expense (benefit)	382	518	265	77
Interest expense	189	175	190	351
Earnings before interest and taxes	1,636	2,499	(1,056)	916
Net sales	19,456	21,985	19,724	19,455

	EARNINGS BEFORE INTEREST AND TAXES				EARNINGS PER DILUTED SHARE	
	Twelve Months Ended December 31,				Twelve Months Ended December 31,	
	2020	**2021**	**2022**	**2023**	**2022**	**2023**
Reported measure	1,636	2,499	(1,056)	916	(27.18)	8.72
Restructuring costs	288	38				
Impairment of goodwill, intangibles and other assets			396		7.08	
Impact of M&A transactions	(7)	(107)	1,936	181	34.63	3.27
Substantial liquidation of subsidiary			84		1.51	
Legacy EMEA legal matters				94		1.71
(Gain) loss on previously held equity interest		(42)				
Sale leaseback, real estate and receivable adjustments	(113)					
Corrective action recovery	(14)					
Product warranty and liability (income) expense	(30)	(9)				
Total income tax impact					(1.89)	0.35
Normalized tax rate adjustment					5.69	2.11
Share adjustment					(0.20)	NA
Ongoing measure	1,760	2,379	1,360	1,191	19.64	16.16
Net sales	19,456	21,985	19,724	19,455		
Ongoing EBIT margin	9.0%	10.8%	6.9%	6.1%		

For 2023, our full-year GAAP tax rate was 13.0%. The aggregate income tax impact of the taxable components of each adjustment is presented in the income tax impact line item at our full-year adjusted tax (non-GAAP) rate of (6.7)%.

For 2022, our full-year GAAP tax rate was (21.6)%. The aggregate income tax impact of the taxable components of each adjustment is presented in the income tax impact line item at our full-year adjusted tax (non-GAAP) rate of 4.4%.

For 2021, our full-year GAAP tax rate was 22.2%. The aggregate income tax impact of the taxable components of each adjustment is presented in the income tax impact line item at our full-year adjusted tax (non-GAAP) rate of 23.5%.

For 2020, our full-year GAAP tax rate was 26.5%. The aggregate income tax impact of the taxable components of each adjustment is presented in the income tax impact line item at our full-year adjusted tax (non-GAAP) rate of 26.3%.



TOTAL SHAREHOLDER RETURN

PERFORMANCE GRAPH

The graph below compares the yearly dollar change in the cumulative total stockholder return on our common stock against the cumulative total return of Standard & Poor's (S&P) Composite 500 Stock Index and the cumulative total return of the S&P 500 Household Durables Index for the last five fiscal years.* The graph assumes $100 was invested on December 31, 2018, in Whirlpool Corporation common stock, the S&P 500 and the S&P 500 Household Durables Index.

* Cumulative total return is measured by dividing [1] the sum of (a) the cumulative amount of the dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between share price at the end and at the beginning of the measurement period by [2] the share price at the beginning of the measurement period.

TOTAL RETURN TO SHAREHOLDERS (includes reinvestment dividends)					
	ANNUAL RETURN PERCENTAGE Twelve Months Ended December 31,				
Company/Index	2019	2020	2021	2022	2023
Whirlpool Corporation	42.83	26.52	33.26	-37.16	-9.09
S&P 500 Index	31.49	18.40	28.71	-18.11	26.29
S&P 500 Household Durables	40.94	20.37	36.51	-24.91	56.78

		INDEXED RETURNS Twelve Months Ended December 31,				
	BASE PERIOD					
Company/Index	2018	2019	2020	2021	2022	2023
Whirlpool Corporation	100	142.83	180.71	240.81	151.33	137.58
S&P 500 Index	100	131.49	155.68	200.37	164.08	207.21
S&P 500 Household Durables	100	140.94	169.65	231.60	173.91	272.66

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



FOOTNOTES:
PAGES 3, 6, 16

(a) The ongoing measures, including ongoing earnings before interest and taxes and ongoing earnings per diluted share, are non-GAAP measures. Please see Financial Reconciliations for a reconciliation of these non-GAAP measures to their equivalent GAAP measures.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 1-3932

WHIRLPOOL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**38-1490038**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**
2000 North M-63	
Benton Harbor, Michigan	**49022-2692**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (269) 923-5000

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of each class</u>	<u>Trading symbol(s)</u>	<u>Name of each exchange on which registered</u>
Common stock, par value $1 per share	WHR	Chicago Stock Exchange and New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒	No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.	Yes ☐	No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	Yes ☒	No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

(Check one)

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	Yes ☒	No ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	Yes ☐	No ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	Yes ☐	No ☒
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	Yes ☐	No ☒

The aggregate market value of voting common stock of the registrant held by stockholders not including voting stock held by directors and executive officers of the registrant and certain employee plans of the registrant (the exclusion of such shares shall not be deemed an admission by the registrant that any such person is an affiliate of the registrant) at the close of business on June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was $7,941,546,633.

On February 9, 2024, the registrant had 54,643,756 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the following documents are incorporated herein by reference into the Part of the Form 10-K indicated:

<u>Document</u>	<u>Part of Form 10-K into which incorporated</u>
Portions of the registrant's proxy statement for the 2024 annual meeting of stockholders (the "Proxy Statement") to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year end of December 31, 2023 are incorporated by reference into Part III of this Annual Report on From 10-K.	Part III

WHIRLPOOL CORPORATION

ANNUAL REPORT ON FORM 10-K

For the fiscal year ended December 31, 2023

TABLE OF CONTENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Certain statements contained in this annual report, including those within the forward-looking perspective section within the Management's Discussion and Analysis section, do not relate strictly to historical or current facts and may contain forward-looking statements that reflect our current views with respect to future events and financial performance. Such statements can be identified by the use of terminology such as "may," "could," "will," "should," "possible," "plan," "predict," "forecast," "potential," "anticipate," "estimate," "expect," "project," "intend," "believe," "may impact," "on track," "guarantee," "seek," and the negative of these words and words and terms of similar substance. These forward-looking statements should be considered with the understanding that such statements involve a variety of risks and uncertainties, known and unknown including those identified below, under "Item 1A. Risk Factors," and elsewhere herein. Unless otherwise indicated, the terms "Whirlpool," "the Company," "we," "us," and "our" refer to Whirlpool Corporation and its consolidated subsidiaries.

ITEM 1.   BUSINESS

Our Company

Improving life at home has been at the heart of our business for 112 years – it is why we exist and why we are passionate about what we do.

Whirlpool Corporation ("Whirlpool"), committed to being the best kitchen and laundry company, in constant pursuit of improving life at home, was incorporated in 1955 under the laws of Delaware and was founded in 1911. Whirlpool manufactures products in 10 countries and markets products in nearly every country around the world. We have received worldwide recognition for accomplishments in a variety of business and social efforts, including leadership, diversity, innovative product design, business ethics, environmental sustainability, social responsibility and community involvement. Whirlpool had approximately $19 billion in annual net sales and 59,000 employees in 2023.

In 2023, we conducted our business through four operating segments, which we define based on geography. Whirlpool's operating segments in 2023 consisted of North America; Europe, Middle East and Africa ("EMEA"); Latin America and Asia. Beginning January 1, 2024, we are conducting our business through five operating segments, which consist of Major Domestic Appliances ("MDA") North America; MDA Europe, MDA Latin America; MDA Asia; and Small Domestic Appliances ("SDA") Global. For additional information, see Note 14 to the Consolidated Financial Statements.

On January 16, 2023, Whirlpool entered into a contribution agreement with Arçelik A.Ş ("Arcelik") in alignment with Whirlpool's portfolio transformation. Under the terms of the agreement, Whirlpool will contribute its European major domestic appliance business, and Arcelik will contribute its European major domestic appliance, consumer electronics, air conditioning, and small domestic appliance businesses into the newly formed entity of which Whirlpool will own 25% and Arcelik 75%, subject to an adjustment mechanism based on certain financial matters. Separately, Whirlpool subsequently reached an agreement for the sale of Whirlpool's Middle East and Africa business to Arcelik. These transactions impact businesses that are collectively referred to as the European major domestic appliance business which was classified as held for sale in the fourth quarter of 2022. Whirlpool will retain ownership of its EMEA KitchenAid small domestic appliance business.

The transactions are expected to close by April 2024 and include nine Whirlpool production sites located in Italy, Poland, Slovakia, and the UK, as well as two Arcelik production facilities in Romania. The Europe transaction is subject to certain closing conditions, including regulatory approvals from the European Commission, Germany, Austria and China, which have been received, and the UK which remains. On February 8, 2024, the U.K. Competition and Markets Authority ("CMA") provisionally cleared the Transaction. The CMA is expected to issue its final decision by March 26, 2024. For additional information, see Note 15 to the Consolidated Financial Statements.

The MDA Europe business will be deconsolidated upon the completion of the European contribution agreement transaction with Arcelik, and it does not qualify for reporting as discontinued operations.

As used herein, and except where the context otherwise requires, "Whirlpool," "the Company," "we," "us," and "our" refer to Whirlpool Corporation and its consolidated subsidiaries.

Our Strategic Architecture

Our strategic architecture is the foundational component that drives our shareholder value creation and strategy. Below are the key components of our strategic architecture.



WHY?
Our Vision
Be the best kitchen & laundry company, in constant pursuit of improving life at home
WHAT?
Our Mission
Earn trust and create demand for our brands in a digital world
Strategic Imperatives
1 Inspire with our Brands
2 Win with Product Leadership
3 Grow our Consumer Direct Business
4 Build a Competitive and Resilient Supply Chain
Operational Priorities
1 Flawless supply chain execution
2 Recover market share (NAR/Brazil/India)
3 $1B+ net cost takeout
4 Disciplined working capital seasonality
HOW?
Leadership Behaviors
Passion for our consumer
Straight talk
Bias for action
Lead with impact
Accountability
Serve
Listen
Build
Lead
Our Values
Integrity • Respect • Inclusion & Diversity • One Whirlpool • Spirit of Winning

Portfolio Transformation

Whirlpool Corporation is committed to delivering significant, long-term value to both our consumers and our shareholders. In 2023 we continued our multi-year portfolio transformation journey, which we expect to transform the company into a higher-growth and higher-margin business. In reflection of this, we have successfully integrated the InSinkErator business into our North America operations and are nearing the expected completion of the contribution agreement transaction with Arcelik for our European major domestic appliance business. Our value creating approach is enabled by three strong pillars: small appliances, major appliances in the Americas and India and commercial appliances, and we are committed to investing in businesses that support higher growth and higher margins. In recognition of our portfolio transformation, including our pending European transaction, we have reorganized our operating segments effective January 1, 2024, including presenting our SDA Global business as a separate operating segment.



THREE STRONG PILLARS

SMALL APPLIANCES
GROW, ALSO INORGANICALLY

More Global in Nature

Serve 'Full' Cooking Journey

EBIT >15%

MAJOR APPLIANCES
STRENGTHEN + REFOCUS

Win in Americas (#1 Position) & Accelerate India Growth

Invest in Consumer Direct Business

EBIT >12%

COMMERCIAL APPLIANCES
GROW, ALSO INORGANICALLY

Structurally Attractive B2B Business

Technology 'Cascades' to Residential

EBIT >15%

INVEST IN HIGHER-GROWTH AND HIGHER-MARGIN BUSINESSES

Reconciliations to equivalent GAAP net earnings measures are not provided as EBIT percentages presented above represent our expectations for these business lines and are not provided with respect to results for any specific period.

We are committed to being the best kitchen and laundry company. Our global footprint includes developed countries and emerging markets, including a leading position in many of the key countries in which we expect to operate. Following the contribution of our European major domestic appliance business, we expect to continue to win in the Americas with our leading position in multiple countries and leading U.S. builder share, alongside over 100 new product introductions in 2023 and accelerating growth in India.

Our Sustained Investment in Innovation

Whirlpool Corporation has been responsible for a number of first-to-market innovations. These include the first electric wringer washer in 1911, the first residential stand mixer in 1919, the first countertop microwave in 1967, the first energy and water efficient top-load washer in 1998 and the first top-load clothes washer with a removable agitator in 2021, among others. In 2023, we launched more than 100 new products throughout the world, demonstrating our commitment to innovation, including the *KitchenAid Go* cordless system, a 70 centimeter built-in bottom mount refrigerator with leading capacity and noise reduction, and our over-the-range flush microwave hood combination. We also unveiled our *SlimTech* insulation technology, which we expect to deliver benefits ranging from increased capacity and quieter performance to the potential for increased sustainability and design flexibility. Ever mindful of our impact on the planet, our holistic innovation approach uses Design for Sustainability principles in our global platforms and connects product sustainability directly with our business goals. For example, our *InSinkErator* food disposers can reduce from landfills up to 600 pounds of food waste generated by the average family of four. We are proud of our track record of innovation and our progress on sustainable innovation with eco-efficient products that reduce environmental impacts.

We are committed to continue innovating for a new generation of consumers. Our world-class innovation pipeline has driven consistent innovation over the last few years, driven by a passionate culture of employees focused on bringing new technologies to market.

As the shift to digital continues, consumers continue to desire connected appliances which fit seamlessly into the larger home ecosystem. As a leading connected appliance manufacturer, we are excited to bring connected products and technologies to market, including voice control with a compatible smart home assistant, food recognition and automatic laundry detergent replenishment and over-the-air updates to qualified connected appliances. These digitally-enabled products and services will increasingly enhance the appliance experience for our consumers, as demonstrated by our highly rated mobile apps.

Whirlpool manufactures and markets a full line of major home appliances and related products. Our principal products are laundry appliances, refrigerators and freezers, cooking appliances, and dishwashers. Additionally, the Company has a strong portfolio of small domestic appliances, including the *KitchenAid* stand mixer, and a strong line of commercial laundry appliances. We have successfully integrated the *InSinkErator* business into our North America operations, expanding our portfolio of products to include food waste disposers and instant hot water dispensers for home and commercial use. *InSinkErator* net sales are reported under the 'Other' product category which are aggregated under the 'Dishwashing and Other' category on the chart below. *KitchenAid* Small Domestic Appliance net sales are reported under the 'Cooking Appliances' product category.

The following chart provides the percentage of net sales for each of our product categories which accounted for 10% or more of our consolidated net sales over the last three years:



Product Categories as % of Net Sales



Best Brand Portfolio

We have the best brand portfolio in the industry, with multiple brands with more than $1 billion in revenue. The Company is driving purposeful innovation to meet the evolving needs of consumers through its iconic brand portfolio, demonstrating our commitment to being the best kitchen and laundry company improving life at home for our consumers.

6



We aim to position these desirable brands across many consumer segments. Our sales are led by our global brands *Whirlpool* and *KitchenAid*. *Whirlpool* is trusted throughout the world as a brand that delivers innovative care daily. Our *KitchenAid* brand brings a combination of innovation and design that inspires and fuels the passion of chefs, bakers and kitchen enthusiasts worldwide. These two brands offer differentiated products that provide exceptional performance and desirable features while remaining affordable to consumers.

Additionally, we have a number of strong regional and local brands, including *Maytag, Consul, Brastemp, Amana, Bauknecht, JennAir, Hotpoint*, Indesit,* and *InSinkErator,* among others. These brands add to our impressive depth and breadth of kitchen and laundry product offerings and help us provide products that are tailored to local consumer needs and preferences. Our best brand portfolio in the industry, paired with our robust investment in research and development and consumer insights, positions us well to meet trends in consumer preferences and market demand.

Strong Cost Position

We have a culture of cost optimization and productivity, which we call productivity for growth, and it includes continuous focus on cost efficiency. Since 2017, we have delivered substantial gains through reduced complexity in all aspects of our business: research, design, reduced architectures, and reduced footprint. The regional scale enables our local-for-local production model as we continue to focus on producing as efficiently as possible.

As the macro environment continues to change, we believe our demonstrated ability to execute cost takeout allows us to effectively cope with macroeconomic challenges, and we see additional opportunities to further streamline our cost structure. Throughout 2023 we continued to manage our fixed cost base across manufacturing, logistics and selling, general and administrative expenses while at the same time continuing our portfolio transformation journey. We also continue our journey to reduce the complexity of our design and product platforms. We believe this initiative, among many others, will enable us to utilize increased modular production and improved scale in global procurement.

We believe our cost position is clearly differentiated in the appliance industry and we are committed to even further improvement, creating strong levels of value for our shareholders, regardless of the external environment.

---

*Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

Value Creation Framework

Our long-term value creation framework is built upon the strong foundation we have in place: our industry-leading brand portfolio and robust product innovation pipeline, supported by our global operating platform and executed by our exceptional employees throughout the world.

Our long-term value-creation goals reflect our agile and resilient business model, which enables us to succeed in any operating environment with profitable growth, margin expansion, and cash conversion.

Capital Allocation Strategy

We take a balanced approach to capital allocation by focusing on the following key metrics:


~3%
15%+
~30%
~$2.6B
Capex as % of Net Sales
ROIC Threshold on Acquisitions
Target Dividend Payout Ratio
Share Repurchase Authorization
remaining 12/2023
Invested $5.0B
in our business (2019-2023)
Returned $3.9B
to shareholders (2019-2023)
Capex
Acquisitions
Dividends
Share Repurchase
FY 2022
$570M
$3.0B
$7.00/share
$903M
FY 2023
$549M
N/A
$7.00/share
$0M

In 2023, we continued our 68th year of quarterly dividends, with $384 million in dividends paid in 2023. We continue to prioritize debt repayments, with $500 million of debt repayment in the fourth quarter of 2023. In November 2023, we announced our intention to reduce our ownership interest in our Whirlpool of India subsidiary while maintaining a majority interest, and we expect to utilize the proceeds to further reduce debt levels in 2024. We remain committed to funding innovation and growth and are confident in our ability to generate strong free cash flow. Our free cash flow generation, coupled with our balance sheet strength, provides us the flexibility to support our commitment to returning cash to shareholders.

Regional Business Summary

Overview below includes a summary of our current operating segments relevant for the periods presented in the Consolidated Financial Statements of 2023. Beginning January 1, 2024, we have realigned our operating segments. For additional information, see Note 14 to the Consolidated Financial Statements.

North America	• In the United States and Canada, we market and distribute major home appliances and other consumer products primarily under the *Whirlpool, KitchenAid, Maytag, Amana, InSinkErator, JennAir, affresh, Swash, everydrop* and *Gladiator* brand names primarily to retailers, distributors and builders, as well as directly to consumers. We also market small domestic appliances under the *KitchenAid* brand name to retailers, distributors and directly to consumers. • We sell some products to other manufacturers, distributors, and retailers for resale in North America under those manufacturers' and retailers' respective brand names.
Europe, Middle East and Africa (EMEA)	• In Europe, we market and distribute major domestic appliances to retailers, distributors and directly to consumers under the *Whirlpool, Indesit, Hotpoint*, Bauknecht, Ignis, Maytag* and *Privileg* brand names. We also market major domestic appliances and small domestic appliances under the *KitchenAid* brand name primarily to retailers and distributors, as well as directly to consumers for small domestic appliances. • We market and distribute products under the *Whirlpool, Bauknecht, Maytag, Indesit, Amana* and *Ignis* brand names to distributors and dealers in Africa and the Middle East. • In 2023, we entered into the contribution agreement with Arçelik to contribute our European major domestic appliance business into a newly formed European appliance company and into a separate agreement for the sale of the Middle East and North Africa business, and expect to close both transactions by April 2024.
Latin America	• In Latin America, we produce, market and distribute our major home appliances, small domestic appliances and other consumer products primarily under the *Consul, Brastemp, Whirlpool, KitchenAid, Acros, Maytag* and *Eslabon de Lujo* brand names primarily to retailers, distributors and directly to consumers. • We serve the countries of Brazil, Mexico, Bolivia, Paraguay, Uruguay, Argentina, Colombia, Chile, and certain Caribbean and Central America countries, via sales and distribution through accredited distributors.
Asia	• In Asia, we market and distribute our major home appliances and small domestic appliances in multiple countries, notably in India. • We market and distribute our products in Asia primarily under the *Whirlpool, Elica, Maytag, KitchenAid*, and *Indesit* brand names through a combination of direct sales to appliance retailers and chain stores and through full-service distributors to a large network of retail stores. • In May 2021, we sold our majority interest in Whirlpool China and subsequently retained a non-controlling interest. Whirlpool China continues to sell *Whirlpool*-branded products through a licensing agreement in China. In September 2021, we acquired a majority interest in Elica PB India.

*Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

Competition

Competition in the major home appliance industry is intense, including competitors such as BSH (Bosch), Electrolux, Haier, Hisense, LG, Mabe, Midea, Panasonic and Samsung, among others, many of which are increasingly expanding beyond their existing manufacturing footprint. The competitive environment includes the impact of a changing retail environment, including the shifting of consumer purchase practices towards e-commerce and other channels. Moreover, our customer base includes large, sophisticated trade customers who have many choices and demand competitive products, services and prices, and many of whom have their own brands which compete with our products. We believe that we can best compete in the current environment by focusing on introducing new and innovative products, building strong brands, enhancing trade customer and consumer value with our product and service offerings, meeting or exceeding our emissions and product efficiency commitments, optimizing our regional footprint and trade distribution channels, increasing productivity, improving quality, lowering costs, and taking other efficiency-enhancing measures.

Seasonality

The Company's quarterly revenues have historically been affected by a variety of seasonal factors, including holiday-driven promotional periods. Historically, the Company's total revenue and operating margins have been highest in the third and fourth quarter, and this pattern is more pronounced in our Small Domestic Appliance Global business. In 2022 and 2021, we realized a seasonality pattern that differed from historical periods due to the COVID-19 pandemic, supply chain disruptions, and other macroeconomic factors. In 2023, the Company returned to a seasonal pattern of revenue and operating margins that was more heavily weighted to the second half of the year, and we expect that pattern to continue into 2024.

Raw Materials and Purchased Components

Our supplier performance is essential to our business. Some supply disruptions and unanticipated costs have been and may be incurred in transitioning to a new supplier if a prior single supplier relationship was abruptly interrupted or terminated. In the event of a disruption, we have been able and believe that we would be able to leverage our scale to qualify and use alternate materials, though sometimes at premium costs. In 2022 and 2021, our industry was impacted by supply constraints with our suppliers, factories, and logistics providers, based in significant part on geopolitical developments and macroeconomic factors beyond our control. More specifically, in the fourth quarter of 2022, we experienced a one-off supply chain disruption driving revenue decline in the North America operating segment. In 2023, supply chain constraints and inflation moderated, while geopolitical and macroeconomic factors remained volatile in certain countries.

Working Capital

The Company maintains varying levels of working capital throughout the year to support business needs and customer requirements through various inventory management techniques, including demand forecasting and planning. See the Financial Condition and Liquidity section of the "Management's Discussion and Analysis" section of this Annual Report on Form 10-K for additional information on our working capital requirements and processes.

Trademarks, Licenses and Patents

We consider the trademarks, copyrights, patents, and trade secrets we own, and the licenses we hold, in the aggregate, to be a valuable asset. Whirlpool is the owner of a number of trademarks in the United States and foreign countries. The most important trademarks to North America are *Whirlpool, Maytag, JennAir, KitchenAid, InSinkErator,* and *Amana*. The most important trademarks to Latin America are *Consul, Brastemp, Whirlpool, KitchenAid* and *Acros*. The most important trademark to Asia is *Whirlpool*.

The most important trademarks to EMEA are *Whirlpool, KitchenAid, Bauknecht, Indesit, Hotpoint** and *Ignis*. In connection with the European major domestic appliance transaction with Arcelik, ownership of the *Bauknecht*, *Indesit*, *Hotpoint** and *Ignis* trademarks will transfer to the newly formed company, which is also granted a license to sell Whirlpool-branded products in Europe as further set forth below.

We receive royalties from licensing our trademarks to third parties who manufacture, sell and service certain products bearing the *Whirlpool, Maytag, KitchenAid* and *Amana* brand names. As part of the transaction with Arcelik involving the contribution of our European major domestic appliance business, we agreed to a multi-year licensing of the *Whirlpool* brand to the newly formed company for sales in Europe. We continually apply for and obtain patents globally. The primary purpose in obtaining patents is to protect our designs, technologies, products and services.

Government Regulation and Protection of the Environment

At Whirlpool, we believe our vision to be the world's best kitchen and laundry company, in constant pursuit of improving life at home, is an urgent call to action. Our commitment to sustainability is guided by this belief and brought to life through the choices and investments we make: to protect our shared environment, to support our employees' continuous growth and ensure their safety, and to always do our best to uplift our communities. And we are uniquely placed to achieve that.

We know that an environmentally sustainable Whirlpool is a more competitive Whirlpool - a company better positioned for long-term success. Our Environmental, Social and Governance (ESG) strategy is an integral part of our long-term, globally aligned strategic imperatives and operating priorities. It is deeply embedded in our vision, mission and values as an organization. We continuously seek to identify ways to broaden our commitments to ESG efforts and make progress on our goal of making our homes, our communities and our operations better today and in the future.

We are committed to developing innovative products that drive efficiencies in water and energy use and save our consumers' time. Because we consider consumer preferences and cultural influences, and differences in infrastructure and availability of resources (such as water and energy) in regions where we operate, our approach and impact vary by region. In developed countries such as the U.S. and in Europe, our journey in providing efficient appliances has been one of continuous success over decades of delivering on innovation while not sacrificing performance. In developing countries we are committed to providing solutions specific to those areas, while minimizing the water and energy use of those products. It is these purposeful innovations that have improved the lives of millions of our consumers in meaningful ways. We are also committed to a 20 percent reduction in emissions linked to the use of our products (scope 3 category 11) across the globe by 2030, compared to 2016 levels. This target has been approved by the Science Based Targets initiative, and builds on the Company's earlier reduction in emissions across all scopes since 2005.

In 2021, the Company announced a global commitment to reach a net zero emissions target in its plants and operations (scopes 1 and 2) by 2030, which is expected to cover more than 20 of Whirlpool Corporation's manufacturing sites and its large distribution centers around the world, exclusive of the European manufacturing sites. We expect to achieve this target by generating and consuming renewable energy, including installation of wind turbines, solar panels and investing in off-site renewables through virtual power purchase agreements, improvements in energy efficiency and leveraging carbon removal to offset emissions that cannot be avoided. As of 2023, we are in process of operationalizing two virtual power purchase agreements, which are expected to cover 100% of the electricity consumed by U.S. sites. We are also taking actions to reduce waste material across all global manufacturing facilities, and in 2023 we achieved the gold level for Zero Waste to Landfill (ZWtL) for two new manufacturing sites and maintained Gold or Platinum Level at 100% of our other large global manufacturing sites.

*Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

We continued a carbon offsetting initiative based on our use of advanced formulation blowing agents with lower global warming potential in refrigerators produced in North America. These conversions allow us to generate tradable environmental assets and operate in the voluntary carbon offsets market by following an approved American Carbon Registry (ACR) methodology. ACR is a leading carbon offset program that has developed environmentally rigorous, science-based offset methodologies for years. Our ACR-registered carbon offsets are sold to external buyers via a broker, and the funds are used to further our initiatives in reducing our carbon footprint through sustainable product development and emissions offsetting. The amount received for ACR credit sales in 2023 was immaterial. Offset activation, verification, and brokerage was also immaterial in 2023 and is not expected to be material in 2024.

We comply with all laws and regulations regarding protection of the environment, and in many cases where laws and regulations are less restrictive, we have established and are following our own standards, consistent with our commitment to environmental responsibility. These compliance requirements tend to pair well with our ESG focus and we believe that we are in compliance, in all material respects, with presently applicable governmental provisions relating to environmental protection in the countries in which we have manufacturing operations. Compliance with these environmental laws and regulations did not have a material effect on capital expenditures, earnings, or our competitive position during 2023 and is not expected to be material in 2024.

The entire major home appliance industry, including Whirlpool, must contend with the adoption of stricter government energy and environmental standards. These standards have been phased in over the past several years and continue to be phased in, and include the general phase-out of ozone-depleting chemicals used in refrigeration, and energy and related standards for selected major appliances, regulatory restrictions on the materials content specified for use in our products by some jurisdictions and mandated recycling of our products and packaging materials at the end of their useful lives. Compliance with these various standards, as they become effective, will increase costs or require some product redesign. However, we believe, based on our understanding of the current state of proposed regulations, that we will be able to develop, manufacture, and market products that comply with these regulations.

Various municipal, state, and federal regulators have discussed, proposed, or enacted new regulations or bans on appliances that utilize natural gas citing climate change and other concerns, which would impose transition costs and impact our product mix and product offerings, among other impacts. We also believe that transition to a lower-carbon economy presents opportunities for our business, given our broad-based product portfolio of resource-efficient appliances, including a full line of electric, natural gas and induction-based appliances.

Our operations are also subject to numerous legal and regulatory requirements concerning product energy usage, data privacy, cybersecurity, employment conditions and worksite health and safety. These requirements often provide broad discretion to government authorities, and they could be interpreted or revised in ways that delay production or make production more costly. The costs to comply, or associated with any noncompliance, are, or can be, significant and vary from period to period.

Human Capital Management

At Whirlpool, our enduring values guide everything we do. We have created an environment where open and honest communication is the expectation, not the exception. We hold our employees to this standard and offer the same in return. Our Integrity Manual helps our employees follow our commitment to win the right way. Additionally, our Supplier Code of Conduct formalizes the key principles under which Whirlpool's suppliers are required to operate.

Our Human Capital Strategy is built around three pillars:

Effective and Efficient Organization

Our employees are a critical driver of Whirlpool's global business results. On December 31, 2023, Whirlpool employed approximately 59,000 employees across 48 countries, with 32% located within the United States. Outside of the United States, our largest employee populations were located within Brazil and Mexico. We ensure that we are aligning our people strategies with the organization's strategic priorities, enabling the execution of our priorities by attracting, developing, engaging and retaining our global talent.

Through our organizational effectiveness practices, we ensure that our organizational design, processes and governance are fit for purpose. We provide all employees with access to learning opportunities to improve critical skills, in order to develop the capabilities required to succeed now and into the future.

Best Talent and Leadership

We believe that our talent is a competitive advantage. We invest in attracting the best talent, developing employees' skills and capabilities, and retaining top talent. We provide robust and challenging career opportunities for employees, which ensures that we build a deep succession bench for our leadership roles.

Development of leadership acumen within Whirlpool Corporation is critical in ensuring People Leaders at all levels are capable and confident in their ability to bring out the best in our people. At Whirlpool, we believe in "Leaders Teaching Leaders'' where our senior leaders are expected to step up and embrace their role in developing our next generation of leaders. As a result, all of our formal leadership development programs are internally designed and facilitated by Whirlpool leaders themselves. The benefits of this strategy are multifold; our senior leaders grow continually by playing the role of teachers, our next-level leaders learn from their role models' personal experiences and in turn, our organization builds a leadership engine. Leadership development is a crucial component of our overall organizational strategy, and will continue to be an area of focus in the coming years.

Winning Culture

We continually strive to foster a "family feel" culture where we are accountable to each other. This means that we live our enduring values and conduct ourselves in a way that is consistent with the Whirlpool Leadership Model behaviors.

We leverage a multi-faceted employee listening strategy to better understand our employees' experience and needs, including regular employee engagement pulse surveys that cover broader engagement, belonging and wellbeing topics.

Our employees' safety and wellbeing is of the utmost importance. Whirlpool has a proud history of providing our employees with comprehensive and competitive benefits packages and we continue to invest in our employees' health and wellbeing. Our global wellbeing strategy focuses on six main pathways– Be healthy; Be you; Be balanced; Be curious; Be prepared; and Be connected, to further empower and support our employees to "Be Well" in all aspects of their lives. In addition, we provide access for all our employees to clinical counselors and guidance on relationships, finances, retirement planning, legal issues and emotional needs. All global employees, regardless of their full-time or part-time status, are eligible for this free well-being benefit.

Whirlpool offers a variety of programs globally to protect the health and safety of our employees. While we maintain targets for year-over-year reduction of the total recordable incident rate and serious injuries, our goal is always zero.

Whirlpool believes in creating a culture of inclusion where all employees feel a sense of belonging. Inclusion and Diversity has been an enduring value at Whirlpool for decades. Our efforts to appreciate all perspectives and backgrounds enables us to understand our diverse consumer base, improve our products so they can be used by everyone, and make our communities stronger. Our value of Inclusion and Diversity includes focused actions to build a diverse workforce, an inclusive workplace and a vibrant ecosystem. Around the world, nineteen Employee Resource Groups support our inclusive culture by providing opportunities for employees to connect with one another, grow personally and professionally, and give back to their communities.

In 2020, Whirlpool committed to an action-based pledge focused on equality and fairness, with specific workstreams focused on actions we can take within our company and our communities. Since the announcement of this pledge, we have invested in programs that help drive sustainable, positive impact for employees and local communities. In 2023, these investments included supporting our local community through a park restoration on our second annual Juneteenth Day of Impact , and through the grand opening of an 80-unit apartment complex in Benton Harbor. This apartment complex, named Emma Jean Hull Flats, provides high quality housing opportunities for local residents, including discounted leasing for hometown heroes such as emergency personnel and teachers.

Also in 2023 as a part of our pledge for equality and fairness, we continued to enhance our relationship with Florida A&M University. This relationship provides an opportunity for Whirlpool employees to engage with students through mentoring and engineering projects, while also opening opportunities for recruiting top engineering talent from an esteemed Historically Black College & University (HBCU). Hosting a Habitat for Humanity build near Florida A&M University's campus allowed students, faculty, and local residents to engage with Whirlpool's employees in new ways.

For additional information, please see Whirlpool's website (www.whirlpoolcorp.com), and forthcoming 2024 Proxy Statement and 2023 Sustainability Report. The contents of our Sustainability Report, Proxy Statement (except where noted herein), and the Company's website are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Other Information

For information about the challenges and risks associated with our foreign operations, see "Risk Factors" under Item 1A.

Whirlpool is a major supplier of laundry, refrigeration, cooking and dishwasher home appliances to Lowe's, a North American retailer. Sales to Lowe's represented approximately 13%, 14%, and 13% of our consolidated net sales in 2023, 2022 and 2021, respectively. Lowe's represented approximately 38% and 37% of our consolidated accounts receivable as of December 31, 2023 and 2022, respectively. For additional information, see Note 14 to the Consolidated Financial Statements.

Information About Our Executive Officers

The following table sets forth the names and ages of our executive officers on February 14, 2024, the positions and offices they held on that date, and the year they first became executive officers:

Name	Office	First Became an Executive Officer	Age
Marc R. Bitzer	Chairman of the Board and Chief Executive Officer	2006	59
James W. Peters	Executive Vice President and Chief Financial Officer and President, Whirlpool Asia	2016	54
Carey Martin	Executive Vice President and Chief Human Resources Officer	2023	47
Gilles Morel	Executive Vice President and President, Whirlpool Europe, Middle East & Africa	2019	58
Juan Carlos Puente	Executive Vice President and President, Whirlpool Latin America	2023	49
Ava Harter	Executive Vice President and Chief Legal Officer	2023	54
Ludovic Beaufils	Executive Vice President and General Manager, KitchenAid Small Appliances	2024	51
Alessandro Perucchetti	Executive Vice President and President, Whirlpool North America	2024	48

The executive officers named above were elected by our Board of Directors to serve in the office indicated until the first meeting of the Board of Directors following the annual meeting of stockholders in 2024 and until a successor is chosen and qualified or until the executive officer's earlier resignation or removal.

Each of our executive officers has held the position set forth in the table above or has served Whirlpool in various executive or administrative capacities for at least the past five years, except for Mr. Morel and Ms. Harter. Prior to joining Whirlpool in April 2019, Mr. Morel served for two years as CEO of Northern and Central Europe for Groupe Savencia. Prior to that, he worked for 27 years at Mars Inc. in various leadership positions, most recently as Regional President, Europe & Eurasia for Mars Chocolate. Prior to joining Whirlpool in December 2020, Ms. Harter served as senior vice president, general counsel, and corporate secretary of Owens Corning since 2015. Prior to her role at Owens Corning, Ms. Harter held roles of increasing responsibility with General Electric, The Dow Chemical Company, Jones Day, and Thompson Hine LLP.

Available Information

Financial results and investor information (including Whirlpool's Form 10-K, 10-Q, and 8-K reports) are accessible at Whirlpool's investor website: investors.whirlpoolcorp.com. Copies of our Form 10-K, 10-Q, and 8-K reports and amendments, if any, are available free of charge through our website on the same day they are filed with, or furnished to, the Securities and Exchange Commission.

We routinely post important information for investors on our website, whirlpoolcorp.com, in the "Investors" section. We also intend to update the Hot Topics Q&A portion of this website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investors section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

PART I

ITEM 1A.   RISK FACTORS

This report contains statements referring to Whirlpool that are not historical facts and are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are intended to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, are based on current projections about operations, industry conditions, financial condition and liquidity. Words that identify forward-looking statements include words such as "may," "could," "will," "should," "possible," "plan," "predict," "forecast," "potential," "anticipate," "determine," "estimate," "expect," "project," "intend," "believe," "may impact," "on track," "may affect," "guarantee", "seek" and the negative of these words and words and terms of similar substance used in connection with any discussion of future operating or financial performance, an acquisition or merger, or our businesses. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

We have listed below what we believe to be the most significant strategic, operational, financial, legal and compliance, and general risks relating to our business.

STRATEGIC RISKS

We face intense competition in the home appliance industry and failure to successfully compete could adversely affect our business and financial performance.

Each of our operating segments, including our newly reorganized small domestic appliance business effective from January 1, 2024, operates in a highly competitive business environment and faces intense competition from a significant number of competitors, many of which have strong consumer brand equity. Several of these competitors, such as those set forth in the Business section of this Annual Report on Form 10-K, are large, well-established companies, ranking among the Global Fortune 500. We also face competition that may be able to quickly adapt to changing consumer preferences, particularly in the connected appliance space, or may be able to adapt more quickly to changes brought about by supply chain constraints, inflationary pressures, currency fluctuations, geopolitical uncertainty, epidemics or pandemics, increased interest rates or other factors. Moreover, our customer base includes large, sophisticated trade customers who have many choices and demand competitive products, services and prices, and which have and may in the future merge, consolidate, form alliances or further increase their relative purchasing scale. Competition in the global appliance industry is based on a number of factors including selling price, product features and design, consumer taste, performance, innovation, reputation, energy efficiency, service, quality, cost, distribution, and financial incentives, such as promotional funds, sales incentives, volume rebates and terms. Many of our competitors are increasingly expanding beyond their existing manufacturing footprints. Our competitors, especially global competitors with low-cost sources of supply, vertically integrated business models and/or highly protected home countries outside the United States, have aggressively priced their products and/or introduced new products to increase market share and expand into new geographies. Many of our competitors have established and may expand their presence in the rapidly changing retail environment, including the continued shift of consumer purchasing practices towards e-commerce and other channels, and the increasing global prevalence of direct-to-consumer sales models. In addition, technological innovation is a significant competitive factor for our products, as consumers continually look for new product features that save time, effort, water and energy. We may further be exposed to competitive risks related to the adoption and application of new technologies by established participants or new entrants, and competitive risks from uncertainty driven by changes to trade laws, regulations and policies, including tariffs, sanctions, and import/export controls. If we are unable to successfully compete in this highly competitive environment, our business and financial performance could be adversely affected.

The loss of, or substantial decline in, volume of sales to any of our key trade customers, major buying groups, and/or builders could adversely affect our financial performance.

We sell to a sophisticated customer base of large trade customers, including large domestic and international trade customers, that have significant leverage as buyers over their suppliers. Most of our products are not sold through long-term contracts, allowing trade customers to change volume among suppliers like us. As the trade customers continue to become larger through merger, consolidation or organic growth, they have sought and may seek to use their position to improve their profitability by various means, including improved efficiency, lower pricing, and increased promotional programs. As has occurred in the past, if we are unable to meet their demand requirements, our volume growth and financial results could be adversely affected. We also continue to pursue direct-to-consumer sales globally, including the launch of direct-to-consumer sales on most of our brand websites in recent years, which may impact our relationships with existing trade customers. The loss or substantial decline in volume of sales to our key trade customers, major buying groups, builders, or any other trade customers to which we sell a significant amount of products, has adversely affected and in the future could adversely affect our financial performance. Additionally, the loss of market share or financial difficulties, including bankruptcy and financial restructuring, by these trade customers could have a material adverse effect on our financial statements.

Failure to maintain our reputation and brand image could adversely impact our business.

Our brands have worldwide recognition, and our success depends on our ability to maintain and enhance our brand image and reputation. Maintaining, promoting and growing our brands depends on our marketing efforts, including advertising and consumer campaigns, as well as product innovation. We could be adversely impacted if we fail to achieve any of these objectives or if, whether or not justified, the reputation or image of our company or any of our brands is tarnished or receives negative publicity. In addition, adverse publicity about regulatory or legal action against us, product safety concerns, data privacy breaches or quality issues, inability to meet our net zero or other sustainability goals, or negative association with any brand could damage our reputation and brand image, undermine our customers' confidence in us and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment, including an ever-increasing reliance on social media and online dissemination of advertising campaigns. Inaccurate or negative posts, comments or reviews have been and may continue to be made about us or our products on social networking and other websites that can spread rapidly through such forums, which could seriously damage our reputation and brand image. If we do not protect, maintain, extend and expand our brand image, then our financial statements could be materially and adversely affected.

An inability to effectively execute and manage our business objectives and global operating platform initiative could adversely affect our financial performance.

The highly competitive nature of our industry requires that we effectively execute and manage our business objectives including our global operating platform initiative. Our global operating platform initiative aims to reduce costs, expand margins, drive productivity and quality improvements, accelerate our rate of innovation, generate free cash flow and drive shareholder value. An inability to effectively control costs and drive productivity improvements could adversely affect our profitability. In addition, an inability to provide high-quality, innovative products could adversely affect our ability to maintain or increase our sales, which could negatively affect our revenues and overall financial performance.

An inability to understand consumers' preferences and to timely identify, develop, manufacture, market, and sell products that meet customer demand could adversely affect our business.

Our success is dependent on anticipating and appropriately reacting to changes in consumer preferences, including the shifting of consumer purchasing practices towards e-commerce, direct-to-consumer and other channels, and on successful new product development, including in the eco-efficiency space, the connected appliance space and the digital space, and process development and product relaunches in response to such changes. In addition, the adoption of generative artificial intelligence ("AI") technologies may bring challenges in terms of disruption to both our business model and our existing technology and products. We may further be exposed to competitive risks related to the adoption and application of new technologies by established participants or new entrants, and others. The speed of technological development may prove disruptive if we are unable to maintain the pace of innovation. To compete effectively we must also be responsive to technological change, potential regulatory developments, and public scrutiny. Our future results and our ability to maintain or improve our competitive position will depend on our capacity to gauge the direction of our key product categories and geographic regions and upon our ability to successfully and timely identify, develop, manufacture, market, and sell new or improved products in these changing environments.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brands.

We consider our intellectual property rights, including patents, trademarks, copyrights and trade secrets, and the licenses we hold, to be a significant and valuable aspect of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements, as well as agreements and policies with our employees and other parties (including non-compete agreements which may become subject to future regulatory action impacting many companies). Our failure to secure and maintain protection for or adequately protect our trademarks, products, new features of our products, or our processes may diminish our competitiveness.

We have applied for intellectual property protection in the United States and other key jurisdictions with respect to certain innovations and new products, design patents, product features, and processes. We cannot be assured that the U.S. Patent and Trademark Office or any similar authority in other jurisdictions will approve any of our patent applications. Additionally, the patents we own could be challenged or invalidated, others could design around our patents or the patents may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, the laws of certain foreign countries in which we do business, or contemplate doing business in the future, do not recognize intellectual property rights or protect them to the same extent as United States law. These factors could weaken our competitive advantage with respect to our products, services, and brands in foreign jurisdictions, which could adversely affect our financial performance.

Moreover, while we do not believe that any of our products infringe on enforceable intellectual property rights of third parties, others have in the past and may in the future assert intellectual property rights that cover some of our technology, brands, products, or services. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Claims of intellectual property infringement might also require us to enter into costly license agreements or modify our products or services. We also may be subject to significant damages, injunctions against the development and sale of certain products or services, or limited in the use of our brands.

In addition, advances in and growing adoption of AI technology may exacerbate intellectual property risks, including the risk that existing intellectual property laws and rights may not provide adequate protection given advances in AI technology. AI may also increase the risk of inadvertent disclosure of Whirlpool's trade secrets and other confidential information as well as the risk that Whirlpool inadvertently infringes upon others' intellectual property rights.

OPERATIONAL RISKS

We face risks associated with our divestitures, acquisitions, other investments and joint ventures.

From time to time, we make strategic divestitures, acquisitions, investments and participate in joint ventures. For example, in 2022, we divested our operations in Russia and acquired our InSinkErator business from Emerson Electric Co. During the fourth quarter of 2022, we also classified our European major domestic appliance business as held for sale, and signed an agreement in January 2023 to contribute our European major domestic appliance business to a newly formed entity with Arcelik, which transaction we expect to complete by April 2024. These transactions, and other transactions that we have entered into or which we may enter into in the future, can involve significant challenges and risks, including that the transaction does not advance our business strategy or fails to produce a satisfactory return on our investment. We have encountered and may encounter difficulties in integrating acquisitions with our operations, undertaking post-acquisition restructuring activities, applying our internal control processes to these acquisitions, managing strategic investments, and in overseeing the operations, systems, and controls of acquired companies. We have also experienced and may in the future experience entity governance and management difficulties where we hold only a minority or simple majority equity ownership position. Integrating acquisitions and carving out divestitures is often costly, may be dilutive to earnings and may require significant attention from management. There might also be differing or inadequate cybersecurity and data protection controls, which could impact our exposure to data security incidents and potentially increase anticipated costs or time to integrate the business. Furthermore, we may not realize the degree, or timing, of benefits we anticipate when we first enter into a transaction. While our evaluation of any potential transaction includes business, legal, regulatory and financial due diligence with the goal of identifying and evaluating the material risks involved, our due diligence reviews have not always or consistently identified and may not always or consistently in the future identify all of the issues necessary to accurately estimate the cost, time and potential loss contingencies of a particular transaction, including potential exposure to regulatory sanctions resulting from an acquisition target's previous activities, costs associated with any quality issues with an acquisition target's legacy products or difficulties and costs associated with obtaining necessary regulatory approvals. In addition, certain liabilities have in the past and may be in the future retained by Whirlpool when closing a facility, divesting an entity or selling physical assets, and certain of these retained liabilities have been in the past and may be in the future material. For example, we agreed to retain certain liabilities relating to Embraco antitrust, tax, environmental, labor and products in connection with the Embraco sale in 2019. In addition, the current and proposed changes to the U.S. and foreign regulatory approval process and requirements in connection with an acquisition may cause approvals to take longer than anticipated to obtain, not be forthcoming or contain burdensome conditions, which may jeopardize, delay or reduce the anticipated benefits of the transaction to us and could impede the execution of our business strategy.

The ability of our suppliers to deliver parts, components and manufacturing equipment to our manufacturing facilities according to schedule and quality required may impact our ability to manufacture without disruption and could affect product availability and sales.

We use a wide range of materials and components in the global production of our products, which come from numerous suppliers around the world. Because not all of our business arrangements provide for guaranteed supply, and our suppliers also are subject to the economic, social and political conditions in the countries in which they operate and, moreover, some key parts may be available only from single-source unaffiliated third-party suppliers or a limited group of suppliers, we are subject to supply chain risk. In addition, certain proprietary component parts used in some of our products are provided by single-source unaffiliated third-party suppliers. We would be unable to obtain these proprietary components for an indeterminate period of time if these single-source suppliers were to cease or interrupt production or otherwise fail to supply these components to us as agreed, which could adversely affect our product sales and operating results.

Our operations and those of our suppliers are subject to disruption for a variety of unexpected reasons, including, but not limited to, sudden changes in business conditions, supplier plant shutdowns or slowdowns, transportation delays due to port delays or any disruption on the supply chain, work stoppages, epidemics and pandemics, labor shortages, labor relations, global geopolitical instability, price inflation, governmental regulatory and enforcement actions, intellectual property claims against suppliers, disputes with suppliers, distributors or transportation providers, financial issues such as supplier bankruptcy, information technology failures, hazards such as fire, earthquakes, flooding, or other natural disasters, including due to climate change, and increased homeland security requirements in the U.S. and other countries. For example, we expect to continue to be impacted by supply chain issues, due to factors largely beyond our control: a global shortage of certain components, such as select semiconductors, a strain on raw materials and input cost inflation, all of which began easing towards the end of 2022, but could escalate again in future quarters. These issues have delayed and could in the future delay importation and increase the cost of products and/or components or require us to locate alternative providers to avoid disruption to customers. These alternatives have not always been and in the future may not be available on short notice and have in the past and in the future could result in higher transit costs and stock availability, which could have an adverse impact on our business and financial statements. Additionally, we are subject to our suppliers' capabilities to accurately forecast and manage their production and supply chains and consistently supply us with parts and other raw materials, which can impact our operations given the combination of potential issues including sourcing thousands of parts globally from numerous suppliers in multiple countries.

The inability to timely convert our backlog due to supply chain disruptions subjects us to pricing and product availability risks and its conversion into revenue. If our suppliers are unable to effectively recover parts and components and we are unable to effectively manage the impacts of price inflation and timely convert our backlog, our financial statements could materially and adversely be affected.

The lack of availability of any parts, components or equipment has resulted and could in the future result in production delays and sales disruptions, as well as our ability to fulfill contractual obligations. Unexpected disruption risks as such cannot be completely eliminated due to our reliance on suppliers' performance to consistently build and ship products to customers.

Our ability to continue to identify and to eliminate single failure points within the supply chain remains one of our priorities in order to reduce risks related to third party suppliers and macroeconomic, environmental, political or social potential unforecastable disruptions.

Insurance for certain disruptions may not be available, affordable or adequate. The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate these risks. Such disruption has in the past and could in the future interrupt our ability to manufacture certain products. Any significant supply chain disruption for the reasons stated above or otherwise could have a material adverse impact on our financial statements.

Our financial condition and results of operations have been impacted by the COVID-19 pandemic and may in the future be adversely affected by other public health emergencies, epidemics or pandemics.

Beginning in 2020, the pandemic created significant business disruption and economic uncertainty which has impacted us in subsequent years. A resurgence or development of new strains of COVID-19, or other public health emergencies, epidemics or pandemics, could negatively impact our global operations, trade customers, suppliers, consumers, and each of their financial conditions. The extent to which public health emergencies, epidemics or pandemics, could impact our business, results of operations, financial condition or liquidity is highly uncertain and may materially affect our financial statements in future periods, and may also exacerbate other risks discussed elsewhere in Item 1A. Risk Factors in this Annual Report on Form 10-K, any of which could have a material adverse effect on our financial statements.

We face risks associated with our presence in emerging markets.

Our growth plans include efforts to increase revenue from emerging markets, including through acquisitions. Local business practices in these countries may not comply with U.S. laws, local laws or other laws applicable to us or our compliance policies, and non-compliant practices may result in increased liability risks. For example, we may incur unanticipated costs, expenses or other liabilities as a result of an acquisition target's violation of applicable laws, such as the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act, and/or similar anti-bribery/anti-corruption laws in non-U.S. jurisdictions. We may incur unanticipated costs or expenses, including post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, litigation, and other liabilities. For example, we incurred significant impairment and restructuring expenses in the years following our acquisition of Indesit in 2014. In addition, our recent acquisitions have and future acquisitions may increase our exposure to other risks associated with operating internationally, including foreign currency exchange rate fluctuations; political, legal and economic instability; inflation; changes in tax rates and tax laws; and work stoppages and labor relations, in addition to other risks discussed elsewhere in Item 1A. Risk Factors in this Annual Report on Form 10-K.

Risks associated with our international operations may decrease our revenues and increase our costs.

For the year ended December 31, 2023, sales outside our North America region represented approximately 41% of our net sales. We expect that international sales will continue to account for a significant percentage of our net sales. Accordingly, we have faced and continue to face numerous risks associated with conducting international operations, any of which could negatively affect our financial performance. These risks include the following:

- Pandemic-related shutdowns, the timing, availability and effectiveness of treatments and vaccines, and other pandemic-related uncertainties in the countries in which we operate;

- Political, legal, and economic instability and uncertainty, including the ongoing conflict between Russia and Ukraine, Israel and Palestine, the Red Sea conflict and its impact on shipping and logistics and other global conflicts, including tensions between China and the United States;

- Foreign currency exchange rate fluctuations;

- Changes in foreign tax rules, regulations and other requirements, such as changes in tax rates and statutory and judicial interpretations of tax laws;

- Changes in diplomatic and trade relationships, including sanctions and related regulations resulting from the current political situation in countries in which we do business;

- Inflation and/or deflation, and changes in interest rates;

- Changes in foreign country regulatory requirements, including data privacy laws;

- Various import/export restrictions and disruptions and the availability of required import/export licenses;

- Imposition of tariffs and other trade barriers;

- Managing widespread operations and enforcing internal policies and procedures such as compliance with U.S. and foreign anti-bribery, anti-corruption regulations, and anti-money laundering regulations, such as the FCPA, U.K. Bribery Act, and antitrust laws;

- Labor disputes, labor shortages and work stoppages at our operations and suppliers;

- Government price controls;

- Trade customer insolvency and the inability to collect accounts receivable;

- Limitations on the repatriation or movement of earnings and cash; and

- Various U.S. and non-U.S. laws and regulations specific to and/or focused on requirements to ensure the non-use of forced labor and child labor within our supply chain, as well as compliance with various applicable human rights laws and regulations.

We are subject to the FCPA, U.K. Bribery Act, and other similar non-U.S. laws and regulations, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations. Additionally, any suspicion or determination that we have violated the FCPA, U.K. Bribery Act, or other anti-bribery and/or anti-corruption laws could have a material adverse effect on us.

On August 31, 2022, we completed the sale of our Russian business to Arcelik and recorded a loss on disposal. We continue to closely monitor the impact of the ongoing conflict between Russia and Ukraine on all aspects of our operations, including most importantly, the safety and security of our employees in the region. The impact of the conflict between Russia and Ukraine and resulting sanctions and export controls, include, but are not limited to, macro financial impacts resulting from the exclusion of Russian financial institutions from the global banking system; operational risks, including potential logistics, sales, distribution, and energy related challenges; and reductions in consumer and trade customer demand. We cannot guarantee that a violation of sanctions or export controls will not occur in the future, and we may experience potential additional impacts in the future. Sanctions and export control laws may also have an indirect adverse effect on our business. Sanctions against Russia have contributed to adverse changes in the global price and availability of certain raw materials, which has and could reduce our sales and earnings or otherwise have an adverse effect on our operations, and any future additional export controls or sanctions imposed by the United States, United Kingdom, the European Union, or other countries could further exacerbate these effects. We may also experience potential additional impacts in the future.

We have not determined the extent to which any of the United States, European Union or other government actions may mitigate these impacts, if at all. Moreover, our insurance coverage may not respond to many of these impacts.

Risks associated with unanticipated social, political and/or economic events may materially and adversely impact our business.

Terrorist attacks, cyber events, armed conflicts (including the war in Ukraine discussed elsewhere in Risk Factors and other global conflicts), bank failures, civil unrest, espionage, natural disasters, governmental actions, epidemics and pandemics (including the impacts of COVID-19 discussed elsewhere in Risk Factors) have and could affect our domestic and international sales, disrupt our supply chain, and impair our ability to produce and deliver our products. Many of such events have impacted and could directly impact our physical facilities or those of our suppliers or customers.

We have been and may be subject to information technology system failures, network disruptions, cybersecurity attacks and breaches in data security, which may materially adversely affect our operations, financial condition and operating results.

We depend on information technology to improve the effectiveness of our operations, to interface with our customers, consumers and employees, to maintain the continuity of our manufacturing operations, and to maintain financial accuracy and efficiency. In addition, we collect, store, and process confidential or sensitive data, including proprietary business information, personal data or other information that is subject to privacy and security laws, regulations and/or customer-imposed controls. Our business processes and data sharing across suppliers and vendors is dependent on technology system availability. Our systems may depend, directly or indirectly, on software developed by third parties (such as open source libraries or vendor software) and we may have limited visibility into the robustness of the security practices followed during design, development, or remediation of this third party software. The failure of any such systems, whether internal or third-party, could disrupt our operations by causing transaction errors, processing inefficiencies, delays or cancellation of customer orders, the loss of customers, impediments to the manufacture or shipment of products, other financial and business disruptions, employee relations issues, the loss of or damage to intellectual property and the unauthorized disclosure or compromise of personal data of consumers and employees or of commercially sensitive information.

In addition, we have outsourced certain technology services and administrative functions to third-party service providers and may outsource additional functions in the future. If these service providers do not perform effectively or experience failures, we may experience similar issues depending on the function involved. In addition, we may not achieve expected cost savings of outsourcing and may incur additional costs to correct errors made by such service providers.

Our information systems, or those of our third-party service providers, have been in the past and could be in the future impacted by malicious activity of threat actors intent on extracting or corrupting information or disrupting business processes, or by unintentional data-compromising activities by our employees or service providers. The use of generative AI technologies could lead to the unauthorized disclosure of sensitive, proprietary, or confidential information, inadvertent infringement of intellectual property owned by third parties, and could lead to new potential cyberattack methods for third parties.

Unauthorized access has in the past and could in the future disrupt our business, result in the loss of assets, expose the company to potential litigation and/or regulatory liability, and adversely affect our reputation. Cyber attacks are becoming more sophisticated and include ransomware attacks, attempts to gain unauthorized access to data, social engineering and other security breaches that have in the past and could in the future lead to disruptions in availability of critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. Our growth in the areas of direct-to-consumer sales and connected appliances (the "Internet of Things"), and increasingly advanced data processing capabilities, accompanied by increasing handling of consumer information, and our reliance on remote work arrangements, has increased these risks. These events have in the past and could in the future impact our customers, consumers, employees, third parties and reputation and have in the past and could in the future lead to financial losses from remediation actions, loss of business or potential litigation or regulatory liability or an increase in expenses. While we have not yet experienced any material impacts from a cyber attack, any one or more future cyber attacks could have a material adverse effect on our financial statements. Further, market dynamics are increasingly driving heightened cybersecurity protections and mandating cybersecurity standards in our products, and we may incur additional costs to address these increased risks and to comply with such demands.

Product-related liability or product recall costs could adversely affect our business and financial performance.

We have been and may in the future be exposed to product-related liabilities, which in some instances may result in product redesigns, product recalls, or other corrective action. In addition, any claim, product recall or other corrective action that results in significant adverse publicity, particularly if those claims or recalls cause customers to question the safety or reliability of our products, may adversely affect our financial statements. We maintain product liability insurance, but it may not be adequate to cover losses related to product liability claims brought against us. Product liability insurance could become more expensive and difficult to maintain or may not be available on commercially reasonable terms, if at all. We are now and may in the future be involved in class action litigation and may be involved in product recalls for which we generally have not purchased insurance, and may be involved in other litigation or events for which insurance products may have limitations.

We regularly engage in investigations of potential quality and safety issues as part of our ongoing effort to deliver quality products to our customers. We are currently investigating certain potential quality and safety issues globally, and as appropriate, we undertake to effect repair or replacement of appliances in the event that an investigation leads to the conclusion that such action is warranted. Actual costs of these and any future issues depend upon several factors, including the number of consumers who respond to a particular recall, repair and administrative costs, whether the cost of any corrective action is borne by us or the supplier, and, if borne by us, whether we will be successful in recovering our costs from the supplier. The actual costs incurred as a result of these issues and any future issues could have a material adverse effect on our financial statements.

Our ability to attract, develop and retain executives and other qualified employees is crucial to our results of operations and future growth.

We depend upon the continued services and performance of our key executives, senior management and skilled personnel, particularly professionals with experience in our business, operations, engineering, technology and the home appliance industry. While we strive to attract, develop and retain these individuals through execution of our human capital strategy, we cannot be sure that any of these individuals will continue to be employed by us. In the case of talent losses, significant time is required to hire, develop and train skilled replacement personnel. For additional information about our human capital strategy, see "Human Capital Management" in Item 1 of this Annual Report on Form 10-K. We must also attract, develop, and retain individuals with the requisite engineering and technical expertise to develop new technologies and introduce new products and services.

Like many other companies, we are subject to fluctuations in the availability of qualified labor in certain key positions. As an example, in today's labor market, it is challenging to attract and retain qualified talent for key roles within the company, which could lead to increased wage inflation or impede our ability to execute certain key strategic initiatives as we respond to this labor shortage.

A shortage of key employees can jeopardize our ability to implement our business objectives, and changes in key executives can result in loss of continuity, loss of accumulated knowledge, departures of other key employees, disruptions to our operations and inefficiencies during transition periods. In addition, if we are unable to enforce certain non-compete covenants and confidentiality provisions when key employees leave for a competitor, we may lose a competitive advantage arising from confidential and proprietary company information known to such former employees. An inability to hire, develop, transfer retained knowledge, engage and retain a sufficient number of qualified employees could materially hinder our business by, for example, delaying our ability to bring new products and services to market or impairing the success of our operations, which could adversely affect our results of operations.

A deterioration in labor relations could adversely impact our global business.

As of December 31, 2023, we had approximately 59,000 employees globally. We are subject to separate collective bargaining agreements with certain labor unions, as well as various other commitments regarding our workforce. We periodically negotiate with certain unions representing our employees and may be subject to work stoppages or may be unable to renew collective bargaining agreements on the same or similar terms, or at all. In addition, our global restructuring activities have in the past and may in the future be received negatively by governments and unions and attract negative media attention, which may delay the implementation of such plans. A deterioration in labor relations may have a material adverse effect on our financial statements.

FINANCIAL RISKS

Fluctuations and volatility in the cost and availability of raw materials and purchased components could adversely affect our results of operation.

The sources and prices of the primary materials (such as steel, resins, and base metals) used to manufacture our products and components containing those materials are susceptible to significant global and regional price fluctuations or availability due to inflation, supply and demand trends, the COVID-19 pandemic, transportation and fuel costs, port and shipping capacity, labor costs or disputes, government regulations, including increased homeland security requirements, and tariffs, changes in currency exchange rates and interest rates, price controls, the economic climate, severe weather, climate change and other unforeseen circumstances. For example, we experienced significant raw material inflation in 2021 and 2022, respectively, in addition to many other cost increases throughout our business. In addition, we engage in contract negotiations and enter into commodity swap contracts to manage risk associated with certain commodities purchases, and we have in the past and may in the future experience losses based on commodity price changes. Significant increases in materials cost and availability and other costs now and in the future could have a material adverse effect on our financial statements. As an example, in recent years the company has experienced and may in the future experience significant levels of commodity, logistics and wage inflation across our businesses. We have responded to these inflationary factors with strong cost reduction initiatives and cost-based price increases. An inability to respond to inflationary pressures effectively could have a material adverse effect on our financial statements.

Foreign currency fluctuations may affect our financial performance.

We generate a significant portion of our revenue and incur a significant portion of our expenses in foreign currencies. Changes in the exchange rates of functional currencies of those operations affect the U.S. dollar value of our revenue and earnings from our foreign operations. We use currency forwards, net investment hedges, and options to manage our foreign currency transaction exposures. We cannot completely eliminate our exposure to foreign currency fluctuations, which have and may adversely affect our financial performance. In addition, because our consolidated financial results are reported in U.S. dollars, as we generate sales or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. Finally, the amount of legal contingencies related to foreign operations may fluctuate significantly based upon changes in exchange rates and usually cannot be managed with currency forwards, options or other arrangements. Such fluctuations in exchange rates can significantly increase or decrease the amount of any legal contingency related to our foreign operations and make it difficult to assess and manage the potential exposure.

Goodwill and indefinite-lived intangible asset impairment charges have in the past and may in the future adversely affect our operating results.

We have a substantial amount of goodwill and indefinite-lived intangible assets, primarily trademarks, on our balance sheet. We test the goodwill and intangible assets for impairment on an annual basis and when events occur or circumstances change that indicate that the fair value of the reporting unit or intangible asset may be below its carrying amount. Fair value determinations require considerable judgment and are sensitive to inherent uncertainties and changes in estimates and assumptions regarding revenue growth rates, EBIT margins, capital expenditures, working capital requirements, tax rates, terminal growth rates, discount rates, royalty rates, benefits associated with a taxable transaction and synergies available to market participants. Declines in market conditions, a trend of weaker than anticipated financial performance for our reporting units or declines in projected revenue for our trademarks, a decline in our share price for a sustained period of time, an increase in the market-based weighted average cost of capital or a decrease in royalty rates, among other factors, are indicators that the carrying value of our goodwill or indefinite-lived intangible assets may not be recoverable. We recorded a goodwill impairment charge for our EMEA reporting unit of $278 million and recorded an impairment charge of $106 million for certain other intangible assets, each during the second quarter of 2022. In the fourth quarter of 2022, and in connection with the planned divestiture of our European major domestic appliance business, the remaining carrying value of $255 million for the EMEA trademarks was classified as held for sale. During the fourth quarter of 2022, we completed the acquisition of the InSinkErator business and as a result recorded an increase in goodwill of $1.1 billion and an increase of intangible assets of $1.6 billion. We may in the future be required to record a goodwill or intangible asset impairment charge that, if incurred, could have a material adverse effect on our financial statements.

Impairment of long-lived assets may adversely affect our operating results.

Our long-lived asset groups are subject to an impairment assessment when certain triggering events or circumstances indicate that their carrying value may be impaired. If the carrying value exceeds our estimate of future undiscounted cash flows of the operations related to the asset group, an impairment is recorded for the difference between the carrying amount and the fair value of the asset group. The results of these tests for potential impairment have in the past and may in the future be adversely affected by unfavorable market conditions, our financial performance trends, or an increase in interest rates, among other factors. If as a result of the impairment test we determine that the fair value of any of our long-lived asset groups is less than its carrying amount, we may incur an impairment charge that could have a material adverse effect on our financial statements.

We face inventory valuation risk.

We write down product and component inventories that have become obsolete or do not meet anticipated demand or net realizable value. No assurance can be given that, given the unpredictable pace of product obsolescence and business conditions with trade customers and in general, we will not incur additional inventory related charges. Such charges could adversely affect our financial statements.

Significant differences between actual results and estimates of the amount of future funding for our pension plans and postretirement health care benefit programs, and significant changes in funding assumptions or significant increases in funding obligations due to regulatory changes, could adversely affect our financial results.

We have both funded and unfunded defined benefit pension plans that cover certain employees around the world. We also have unfunded postretirement health care benefit plans for eligible retired employees. The Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, as amended, govern the funding obligations for our U.S. pension plans, which are our principal pension plans. Our U.S. defined benefit plans were frozen on or before December 31, 2006 for substantially all participants. Since 2007, U.S. employees have been eligible for an enhanced employer contribution under our defined contribution (401(k)) plan.

As of December 31, 2023, our projected benefit obligations under our pension plans and postretirement health and welfare benefit programs exceeded the fair value of plan assets by an aggregate of approximately $0.3 billion, including $0.2 billion of which was attributable to pension plans and $0.1 billion of which was attributable to postretirement health care benefits. Estimates for the amount and timing of the future funding obligations of these pension plans and postretirement health and welfare benefit plans are based on various assumptions, including discount rates, expected long-term rate of return on plan assets, life expectancies and health care cost trend rates. These assumptions are subject to change based on changes in interest rates on high quality bonds, stock and bond market returns, health care cost trend rates and regulatory changes, all of which are largely outside our control. Significant differences in results or significant changes in assumptions may materially affect our postretirement obligations and related future contributions and expenses.

LEGAL & COMPLIANCE RISKS

Unfavorable results of legal and regulatory proceedings could materially adversely affect our business and financial condition and performance.

We are or may in the future become subject to a variety of litigation and legal compliance risks relating to, among other things: products; intellectual property rights; income and indirect taxes; environmental matters (including matters related to climate change); corporate matters; commercial matters; credit matters; competition laws; distribution, marketing and trade practice matters; customs and duties; occupational health and safety (including matters related to the COVID-19 pandemic), industrial accidents, anti–bribery and anti–corruption regulations; energy regulations; data privacy and cybersecurity regulations; financial and securities regulations; and employment and benefit matters. For example, we are currently disputing certain income and indirect tax related assessments issued by the Brazilian authorities; and we are disputing certain income and indirect tax assessments in various legal proceedings in Italy, India and other jurisdictions globally. For additional information about certain income and indirect tax related assessments issued by the Brazilian authorities, see Note 7 to the Consolidated Financial Statements. Unfavorable outcomes regarding these assessments could have a material adverse effect on our financial statements in any particular reporting period. Results of legal and regulatory proceedings cannot be predicted with certainty and for some matters, such as class actions, no insurance is cost-effectively available. Regardless of merit, legal and regulatory proceedings may be both time-consuming and disruptive to our operations and could divert the attention of our management and key personnel from our business operations. Such proceedings could also generate significant negative publicity and have a negative impact on our reputation and brand image, regardless of the existence or amount of liability. We estimate loss contingencies and establish accruals as required by GAAP, based on our assessment of contingencies where liability is deemed probable and reasonably estimable, in light of the facts and circumstances known to us at a particular point in time. Subsequent developments in legal proceedings, volatility in foreign currency exchange rates and other factors may affect our assessment and estimates of the loss contingency recorded and could result in an adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which amounts would be paid. Actual results may significantly vary from our reserves.

We are subject to, and could be further subject to, governmental investigations or actions by other third parties.

We are subject to various federal, foreign and state laws, including antitrust and product-related laws and regulations, violations of which can involve civil or criminal sanctions. Responding to governmental investigations or other actions may be both time-consuming and disruptive to our operations and could divert the attention of our management and key personnel from our business operations. For example, the second part of a French Competition Authority investigation, which is focused primarily on manufacturer interactions with retailers, is currently expected to be completed in the first half of 2024 (see Note 7 to the Consolidated Financial Statements). The impact of these and other investigations and lawsuits could have a material adverse effect on our financial statements and harm our reputation.

Changes in the legal and regulatory environment, including data privacy and protection, corporate governance and securities disclosure, and changes to tax and foreign trade laws, regulations and policy, could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation or regulatory action.

The conduct of our businesses, and the production, distribution, sale, advertising, labeling, safety, transportation and use of many of our products, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to foreign laws and regulations administered by government entities and agencies in countries in which we operate. Compliance with these regulations may require us to, among other things, change our manufacturing processes or product offerings, or undertake other costly activities. In addition, we operate in an environment in which there are different and potentially conflicting data privacy and data protection laws in effect in the various U.S. states and foreign jurisdictions in which we operate and we must understand and comply with each law and standard in each of these jurisdictions. For example, the European Union's General Data Protection Regulation, the California Consumer Privacy Act and the Brazilian General Data Protection Law, and various other privacy and data protection laws that have been passed or are pending in other states and countries collectively impose or will impose new regulatory data privacy and protection standards with which we must comply. These expanding privacy and data protection laws may affect our collection, processing, and cross-border transfer of consumer information and other personal data, such as in connection with our growth in the areas of direct-to-consumer sales, Internet of Things, and the digital space. Some of the laws allow for significant fines, reaching several percentage points of global corporate revenues or more. These laws and regulations may change, sometimes dramatically, as a result of political, economic or social events. Changes in laws, regulations or governmental policy and the related interpretations may alter the environment in which we do business and may impact our results or increase our costs or liabilities. Additionally, we could be subjected to future liabilities, fines or penalties or the suspension of production for failing to comply, or being alleged as failing to comply, with various laws and regulations, including environmental regulations. In addition, some jurisdictions are considering regulatory frameworks for generative artificial intelligence that implicate data protection laws.

Certain reforms and proposed reforms to U.S. federal corporate governance and securities laws may relate to or impact our business and may cause us to incur additional obligations and compliance costs. For example, new SEC rules regarding cybersecurity require disclosure on Form 8-K of the nature, scope and timing of any material cybersecurity incident and the reasonably likely impact of such incident.

Additionally, as a global company headquartered in the United States, we are exposed to the impact of U.S. and global tax changes, especially those that affect our effective corporate income tax rate and various non-income taxes that impact our business operations. It is possible that the U.S. or another jurisdiction could enact tax legislation in the future that could have a material impact on our tax rate, our operations or both.

The Organization for Economic Co-operation and Development (the "OECD") continues to design its base erosion and profit shifting initiatives (the "BEPS"), which is intended to modernize the international tax system by, among other measures, ensuring that large multinational enterprises pay a minimum level of tax in each of the jurisdictions in which they operate.The minimum tax aspects of BEPS, referred to as "Pillar Two", is scheduled to become effective in 2024. Pillar Two addresses the risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax rate of 15%. While Pillar Two is not expected to have a material impact on our corporate income tax rate, it is expected to increase our costs incurred to track, collect, and report such taxes.

In addition, the current domestic and international political environment, including government shutdowns and changes to trade laws, regulations and policies, including tariffs, sanctions, and import/export controls, has resulted in uncertainty surrounding the future state of the global economy. Many of our most significant competitors are global companies, and in an escalating global trade conflict or the imposition of tariffs, sanctions or other trade restrictions their respective governments may impose regulations or policies that are favorable to our competitors. The U.S. federal government may propose additional changes to international trade agreements, tariffs, taxes, and other government rules and regulations. These regulatory or policy changes could significantly impact our business and financial performance. For additional information about our consolidated tax provision, see Note 13 to the Consolidated Financial Statements.

The impact of climate change and climate change or other environmental regulation may adversely impact our business.

The effects of climate change, whether involving physical risks (such as extreme weather events, long-term changes in temperature levels, water availability and risk sea levels) or transition risks, could have an impact on our business and have in the past and could in the future impact our business and cause us to incur capital and other expenditures to comply with various laws and regulations, especially relating to the protection of the environment, human health and safety, and water and energy efficiency, and may also exacerbate other risks discussed elsewhere in Item 1A. Risk Factors in this Annual Report on Form 10-K, which could have an adverse effect on our business. Climate change regulations at the federal, state or local level, or in international jurisdictions, or customer or consumer preferences or expectations, could require us to limit emissions, change our manufacturing processes or product offerings, or undertake other costly activities. Globally, a lack of harmonization in relation to ESG legal and regulatory reform across the jurisdictions in which we operate may affect our future implementation of, and compliance with, rapidly developing ESG standards and requirements, such as the European Union's Corporate Sustainable Reporting Directive.

In addition, various municipal, state, and federal regulators have discussed, proposed, or enacted new regulations or bans on appliances that utilize natural gas citing climate change and other concerns, which would impose transition costs and impact our product mix and product offerings, among other impacts. We recognize that making changes to our supply chain, manufacturing processes and product offerings can and does introduce transition risks. Among these are the risk that our more efficient product offerings are not competitive in terms of price or consumer perception; the risk that our upstream suppliers are unable to deliver lower emissions sources of supply that are cost and quality-competitive; the risk that we fail to continually innovate to develop products and manufacturing processes with a lower carbon footprint; and, specific to our recycled plastics initiative (a pledge in EMEA to use an average 30% recycled plastic content by 2025), the risk that we fail to develop solutions to incorporate reformulated plastics materials that meet our rigorous quality and safety standards.

The entire major home appliance industry, including Whirlpool, must contend with the adoption of stricter government energy and related standards for selected major appliances, including recent issued U.S. Department of Energy appliance efficiency standards. Compliance with these various standards, as they become effective, is expected to increase costs or require some product redesign. We are also subject to global regulations related to chemical substances and materials in our products (such as the U.S. Toxic Substances Control Act), which may require us to modify the materials used in our products or undertake activities which may have a cost impact. There is also increased focus by governmental and non-governmental entities on sustainability matters. In addition, a number of governmental bodies have finalized, proposed or are contemplating additional legislative and regulatory changes in response to the potential effects of climate change. In particular, cleanup obligations that might arise at any of our manufacturing sites or the imposition of more stringent environmental laws in the future could adversely affect our business.

We have set rigorous targets for greenhouse gas reductions and related sustainability goals, including a net zero emissions target in our plants and operations that was announced in 2021. These targets could prove more costly or difficult to achieve than we expect, and we may be unable to achieve these targets or any other sustainability goal or commitment at acceptable cost or at all. Whether as a result of cost, operational or technological limitations, or if such targets or our progress against them are not perceived to be sufficiently robust, any failure to achieve our sustainability goals or reduce our impact on the environment, any changes in the scientific or governmental metrics utilized to objectively measure success, or the perception that we have failed to act responsibly regarding climate change could result in negative publicity and adversely affect our reputation as well as our relationships with customers, investors and other stakeholders, which could in turn adversely affect our business operations, reputation, including a reduction in customer and consumer sentiment and negatively impact our financial condition, including our access to capital and cost of debt. In addition, not all of our competitors may seek to establish climate or other ESG targets and goals, or at a comparable level to ours, which could result in our competitors achieving competitive advantages through lower supply chain or operating costs, which could adversely affect our business, results of operations, financial condition and prospects.

Increasingly, different stakeholder groups have divergent views on sustainability and ESG matters, which increases the risk that any action or lack thereof with respect to sustainability or ESG matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. Anti-ESG sentiment has gained some momentum across the United States, with several states having enacted or proposed "anti-ESG" policies or legislation. If we do not successfully manage ESG-related expectations across stakeholders, it could erode stakeholder trust, impact our reputation and adversely affect our business.

Additionally, any failure in our procedures to monitor climate-related regulatory and policy changes in the jurisdictions in which we operate or in our processes and tools to track our greenhouse gas emissions and assess both operational and financial impacts of climate-related regulations, and any failure to comply with any such regulations and policies, could subject us to additional costs and penalties and harm to our reputation. Violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. As a result of these various uncertainties, we may incur unexpected interruptions to operations, fines, penalties or other reductions in income which could adversely affect our business, financial condition and results of operations, and harm our reputation.

GENERAL RISKS

We are exposed to risks associated with the uncertain global economy.

The current domestic and international political and economic environment are posing challenges to the industry in which we operate. A number of economic factors, including the impact of gross domestic product, availability of consumer credit, interest rates, consumer sentiment and debt levels, retail trends, housing starts, sales of existing homes, the level of mortgage refinancing and defaults, fiscal and credit market uncertainty, and foreign currency exchange rates, currency controls, inflation and deflation, generally affect demand for our products in the U.S. and other countries which we operate.

Economic uncertainty and related factors, including a potential recession, may exacerbate negative trends in business and consumer spending and has caused in the past and may cause in the future certain customers to push out, cancel, or refrain from placing orders for our products. Uncertain market conditions, inflation, increases in interest rates, difficulties in obtaining capital, or reduced profitability has caused and may cause some customers to scale back operations, exit markets, merge with other retailers, or file for bankruptcy protection and potentially cease operations, which can also result in lower sales and/or additional inventory. These conditions have affected and may similarly affect key suppliers, which could impair their ability to deliver parts and result in delays for our products or added costs.

A decline in economic activity and conditions in certain areas in which we operate have had an adverse effect on our financial condition and results of operations in recent years, and future declines and adverse conditions could have a similar adverse effect. Regional, political and economic instability in countries in which we do business may adversely affect business conditions, disrupt our operations, and have an adverse effect on our financial condition and results of operations. In addition, we expect to continue to be impacted by the global supply chain issues discussed elsewhere in Item 1A. Risk Factors in this Annual Report on Form 10-K.

Uncertainty about future economic and industry conditions also makes it more challenging for us to forecast our operating results, make business decisions, and identify and prioritize the risks that may adversely affect our businesses, sources and uses of cash, financial condition and results of operations. We may be required to implement additional cost reduction efforts, including restructuring activities, which may adversely affect our ability to capitalize on opportunities in a market recovery. In addition, our operations are subject to general credit, liquidity, foreign exchange, market and interest rate risks. Our ability to access liquidity or borrow to invest in our businesses, fund strategic acquisitions and refinance maturing debt obligations depends in part on access to the capital markets. For example, the United States Federal Reserve began raising its benchmark rate in March 2022, increasing the rate by a total of 5.25% since the start of 2022. Such increases and any future increases may, among other things, reduce the availability and increase the costs of obtaining new variable rate debt and refinancing existing indebtedness, and adversely affect our financial condition and results of operations. If inflation increases costs beyond our ability to control, we may not be able to adjust prices or use our portfolio strategy to sufficiently offset the effect without negatively impacting consumer demand or our gross margin.

If we do not timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment and industry conditions, or to difficulties in the financial markets, or if we are unable to continue to access the capital markets, our financial statements may be materially and adversely affected.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Information Security Risk Management and Strategy

Our Board of Directors ("Board") is responsible for overseeing risk management at Whirlpool, which is the responsibility of our Executive Vice President and Chief Financial Officer. Our risk management process is designed to identify, prioritize, and monitor risks that could affect our ability to execute our corporate strategy and fulfill our business objectives and to appropriately mitigate such risks.

As part of our risk management processes, we perform risk assessments in which we map and prioritize information security risks identified through the processes described above, including risks associated with our use of third-party service providers, based on probability, immediacy and potential magnitude. These assessments inform our risk mitigation strategies, which are reviewed regularly with the Board and management, and we view information security risks as one of the key risk categories we face. For example, our information technology and infrastructure has experienced and may in the future be vulnerable to cyberattacks (including ransomware attacks) or security incidents, and third parties have in the past and may in the future be able to access proprietary business information, and personal data that we collect, store and process. For more information regarding the information security-related risks we face, see the information in "Item 1A: Risk Factors" under the caption "We have been and may be subject to information technology system failures, network disruptions, cybersecurity attacks and breaches in data security, which may materially adversely affect our operations, financial condition and operating results".

Our risk mitigation process assesses, prioritizes, and monitors information security risks and vulnerabilities and helps ensure risk mitigation efforts are embedded across our business. Among other things, our internal experts regularly conduct audits and tests of our information systems and our cybersecurity program is periodically assisted by established, independent third party consultants, who provide assistance through tabletop and other preparedness exercises. We also review information security threat information published by government entities and other organizations in which we participate and actively engage with suppliers, industry associations, key thought leaders and law enforcement communities as part of our continuous efforts to evaluate and enhance the effectiveness of our cybersecurity program. In 2022, we launched and required all salaried employees to complete a mandatory Global Cybersecurity and Privacy training, covering information security, end-user security policies, remote working, phishing and email security and digital threats. This training was enhanced with additional topics in 2023 around social media, social engineering, and breach response, among others. Additionally, we maintain regular publications on cyber awareness on our Company portal and conduct ongoing simulated phishing exercises. We use the findings from these and other processes to improve our information security practices, procedures and technologies. In 2023, we implemented additional management governance through the creation of a Global Cybersecurity and Data Privacy Steering Committee, which meets periodically to help ensure information security risks and vulnerabilities are being appropriately managed and mitigated. In addition, we maintain insurance to protect against potential losses arising from an information security incident.

While we have not yet experienced any material impacts from a cyber attack, any one or more future cyber attacks could materially adversely impact the Company, including a loss of trust among our customers and consumers, departures of key employees, general diminishment of our global reputation and financial losses from remediation actions, loss of business or potential litigation or regulatory liability. Further, evolving market dynamics are increasingly driving heightened cybersecurity protections and mandating cybersecurity standards for our products, and we may incur additional costs to address these increased risks and to comply with such demands.

In addition to the risk management processes identified above, Whirlpool also maintains active knowledge security and data privacy programs. Leveraging policies and governance, ongoing training and awareness as well as strong controls and systems-based approaches, these programs help ensure that Whirlpool confidential information is protected and that the company complies with applicable data privacy and data protection laws in all countries where we do business.

Information Security Governance and Oversight

Our risk management process and information security risk mitigation framework enables our Board and management to establish a mutual understanding of the effectiveness of our information security risk management practices and capabilities, including the division of responsibilities for reviewing our information security risk exposure and risk tolerance, tracking emerging information risks and ensuring proper escalation of certain key risks for periodic review by the Board and its committees.

As part of its broader risk oversight activities, the Board oversees risks from information security threats, both directly and through the Audit Committee of the Board (the "Audit Committee"). As reflected in its charter, the Audit Committee assists the Board in its oversight of risk by periodically reviewing policies and guidelines with respect to risk assessment and risk management, including management reports on our processes to manage and report risks. As another element of its risk oversight activities, the Audit Committee receives reports quarterly from our Global Chief Information Officer ("CIO") and Global Chief Information Security Officer ("CISO") on the execution and effectiveness of our cybersecurity and privacy program, cybersecurity incidents, cyber resilience metrics and the global threat landscape. The Audit Committee also oversees our internal control over financial reporting, including with respect to financial reporting-related information systems.

Our CISO, who manages our cybersecurity program, reports to our CIO regularly on how certain information security risks are being managed and progress towards agreed mitigation goals, as well as any potential material risks from cybersecurity threats. The CIO and CISO discuss these matters with our Audit Committee who reports to the Board on the substance of its reviews and discussions. In addition to these discussions, each year our CIO and CISO present to our Board on cybersecurity related trends and program updates. Our CIO and CISO are also responsible for prioritizing risk mitigation activities and developing a culture of risk-aware practices with strong support from management. Both our CIO and CISO have extensive background and expertise in information security, having served in senior leadership positions in the information and information security spaces, respectively, for many years prior to joining Whirlpool.

The day-to-day monitoring, identification, and assessment of information security risks and incident response functions are managed centrally by our core cyber incident response team (the "CIRT"), which operationalizes our Cyber Incident Response Plan (the "Plan"). The Plan includes processes to triage, assess severity of, escalate, contain, investigate and remediate information security incidents, including those associated with our third-party service providers, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. Under the Plan, the CIRT may escalate matters as necessary to our CISO and CIO, Chief Legal Officer, and other senior leadership, depending on the severity classification of the incident.

In addition to the ordinary-course Board and Audit Committee reporting and oversight described above, we also maintain disclosure controls and procedures designed for prompt reporting to the Board and timely public disclosure, as appropriate, of material events covered by our risk management framework, including information security risks.

ITEM 2.   PROPERTIES

Our principal executive offices are located in Benton Harbor, Michigan. On December 31, 2023, our principal manufacturing operations were carried on at 34 locations in 10 countries worldwide. We occupied a total of approximately 66 million square feet devoted to manufacturing, service, sales and administrative offices, warehouse and distribution space. Over 44 million square feet of such space was occupied under lease. Whirlpool properties include facilities which are suitable and adequate for the manufacture and distribution of Whirlpool's products.


United Kingdom: 1
Poland: 3
Slovakia: 1
Italy: 4
United States: 11
China: 1
Mexico: 4
India: 5
Brazil: 3
Argentina: 1

The Company's principal manufacturing locations by operating segment were as follows:

Operating Segment	North America	Europe, Middle East and Africa	Latin America	Asia
Manufacturing Locations	11	9	8	6

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings can be found in Note 7 to the Consolidated Financial Statements and is incorporated herein by reference. Pursuant to the SEC regulation, the Company will use a threshold of $1 million for purposes of determining whether disclosure of certain environmental proceedings covered by the regulation is required.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Whirlpool's common stock is listed on the New York Stock Exchange and the NYSE Chicago under the ticker symbol WHR. As of February 9, 2024, the number of holders of record of Whirlpool common stock was approximately 7,426.

On April 19, 2021, our Board of Directors authorized a share repurchase program of up to $2 billion, which has no expiration date. On February 14, 2022, the Board of Directors authorized an additional $2 billion in share repurchases under the Company's ongoing share repurchase program. We did not repurchase any shares during the twelve months ended December 31, 2023. At December 31, 2023, there were approximately $2.6 billion in remaining funds authorized under these programs.

Share repurchases are made from time to time on the open market as conditions warrant. These programs do not obligate us to repurchase any of our shares and they have no expiration date.

The following table summarizes repurchases of Whirlpool's common stock in the three months ended December 31, 2023:

Period (Millions of dollars, except number and price per share)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans
October 1, 2023 through October 31, 2023	—	—	—	$ 2,587
November 1, 2023 through November 30, 2023	—	—	—	2,587
December 1, 2023 through December 31, 2023	—	—	—	2,587
Total	—	—	—	

ITEM 6. [RESERVED]

None.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to promote understanding of the results of operations and financial condition of the Company and generally discusses the results of operations for the current year compared to prior two years. MD&A is provided as a supplement to, and should be read in connection with, the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this Form 10-K.

Certain references to particular information in the Notes to the Consolidated Financial Statements are made to assist readers.

OVERVIEW

Whirlpool's full-year net sales declined 1%, as North America share gains, increased volumes and the addition of InSinkErator business, were more than offset by an increased promotional environment, which returned to pre-pandemic levels in the second half of 2023.

Whirlpool saw GAAP net earnings available to Whirlpool of $481 million (net earnings margin of 2.5%), or $8.72 per share, compared to GAAP net loss available to Whirlpool of $(1,519) (net loss margin of (7.7)%), or $(27.18) per share in the same prior-year period, primarily due to noncash loss related to the planned contribution of our European major domestic appliance business recorded in 2022. Whirlpool delivered ongoing (non-GAAP) earnings per share of $16.16 and full-year ongoing EBIT margin of 6.1%, compared to $19.64 and 6.9% in the same prior-year period.

On a GAAP basis, net earnings margins were impacted by strong cost take out actions and improved supply chain performance, more than offset by negative price/mix, currency and continued marketing and technology investments, and the conclusion of the strategic review of EMEA in 2022. On an ongoing basis, Whirlpool's results were impacted primarily by the same drivers of strong cost take out actions and improved supply chain performance, more than offset by negative price/mix, currency and continued marketing and technology investments.

Cash provided by operating activities of $915 million, compared to $1.4 billion in 2022, alongside free cash flow (non-GAAP) of $366 million in 2023, compared to $820 million in 2022, was primarily driven by lower earnings and reduced working capital conversion.

Please see "Non-GAAP Financial Measures" elsewhere in this Management's Discussion and Analysis for a reconciliation of these non-GAAP financial measures to their equivalent GAAP measures.

RESULTS OF OPERATIONS

The following table summarizes the consolidated results of operations:

Consolidated - In Millions (except per share data)	2023	Better/(Worse) %	2022	Better/(Worse) %	2021
			December 31,		
Net sales	$ 19,455	(1.4)%	$ 19,724	(10.3)%	$ 21,985
Gross margin	3,170	3.2	3,073	(30.3)	4,409
Selling, general and administrative	1,993	(9.5)	1,820	12.5	2,081
Restructuring costs	16	23.8	21	44.7	38
Impairment of goodwill and other intangibles	—	nm	384	nm	—
(Gain) loss on sale and disposal of businesses	106	nm	1,869	nm	(105)
Interest and sundry (income) expense	71	nm	(19)	(88.1)	(159)
Interest expense	351	(84.7)	190	(8.6)	175
Income tax expense	77	70.9	265	48.8	518
Net earnings available to Whirlpool	481	nm	(1,519)	nm	1,783
Diluted net earnings available to Whirlpool per share	$ 8.72	nm	$ (27.18)	nm	$ 28.36

nm: not meaningful

Consolidated net sales for 2023 decreased by 1.4% compared to 2022, primarily driven by the unfavorable impact of product price/mix, partially offset by increased volume and the acquisition of the InSinkErator business. Excluding the impact of foreign currency, net sales for 2023 decreased 1.7% compared to 2022. Consolidated net sales for 2022 decreased 10.3% compared to 2021, primarily driven by lower volumes, divestiture of our Russia business and the impact of foreign currency, partially offset by the favorable impact of product/price mix. Excluding the impact of foreign currency, net sales for 2022 decreased 8.1% compared to 2021.

The chart below summarizes the balance of net sales by operating segment for 2023, 2022 and 2021, respectively.



The consolidated gross margin percentage for 2023 increased to 16.3% compared to 15.6% in 2022, primarily driven by decreased raw material costs and cost productivity, partially offset by unfavorable product/price mix. The consolidated gross margin percentage for 2022 decreased to 15.6% compared to 20.1% in 2021, primarily driven by lower volume, cost inflation and inventory reduction actions, partially offset by favorable product/price mix.

Results of Operating Segments

In 2023, 2022 and 2021, respectively, our operating segments were based on geographical region and were defined as North America, EMEA, Latin America and Asia. These regions also represented our reportable segments. Beginning January 1, 2024, we are conducting our business through five operating segments, which consist of Major Domestic Appliances ("MDA") North America; MDA Europe, MDA Latin America; MDA Asia; and Small Domestic Appliances ("SDA") Global. The chief operating decision maker, who is the Company's Chairman and Chief Executive Officer, evaluates performance based on each segment's earnings (loss) before interest and taxes (EBIT), which we define as operating profit less interest and sundry (income) expense and excluding restructuring costs, asset impairment charges and certain other items that management believes are not indicative of the region's ongoing performance, if any. See Note 14 to the Consolidated Financial Statements for additional information.

On January 16, 2023, Whirlpool entered into a contribution agreement with Arçelik A.Ş ("Arcelik") related to our European major domestic appliance business which is reported within our EMEA reportable segment. The European disposal group met the criteria for held for sale accounting during the fourth quarter of 2022. The operations of the disposal group did not meet the criteria to be presented as discontinued operations. The transaction is expected to close by April 2024 and the results of European major domestic appliance business will be included in our financials until closing of the transaction. For additional information, see Note 15 to the Consolidated Financial Statements. Whirlpool will retain ownership of its EMEA KitchenAid Small Domestic Appliance business, which will be included in the SDA Global operating segment from January 1, 2024, onwards.

The following is a discussion of results for each of our operating segments. Each of our operating segments has been impacted by disruptions in supply chains and distribution channels, which largely stabilized in the first quarter of 2023, among other macroeconomic impacts which continued throughout 2023.

NORTH AMERICA



Net Sales Summary

Net sales for 2023 decreased 0.4% compared to 2022 primarily driven by the unfavorable impact of product price/mix, partially offset by increased volume and the acquisition of the InSinkErator business. Excluding the impact of foreign currency, net sales decreased 0.1% in 2023. Net sales for 2022 decreased 8.1% compared to 2021 primarily driven by lower volume, partially offset by the favorable impact of product/price mix. Excluding the impact of foreign currency, net sales decreased 7.9% in 2022.

EBIT Summary

EBIT margin for 2023 was 9.7% compared to 11.5% for 2022. EBIT decreased primarily due to the unfavorable impact of product price/mix, partially offset by decreased raw material inflation and favorable impact of cost productivity. EBIT margin for 2022 was 11.5% compared to 17.8% for 2021. EBIT decreased primarily due to cost inflation and lower volume, partially offset by the favorable impact of product/price mix.

EMEA



Net Sales Summary

Net sales for 2023 decreased 10.5% compared to 2022 primarily driven by lower volume, partially offset by the favorable impact of product price/mix. Excluding the impact of foreign currency, net sales decreased 12.2% in 2023. Net sales for 2022 decreased 20.9% compared to 2021 primarily due to lower volume, unfavorable impact of foreign currency and divestiture of our Russia business, partially offset by product/price mix. Excluding the impact of foreign currency, net sales decreased 11.8% in 2022.

EBIT Summary

EBIT margin for 2023 was 1.6% compared to (1.4)% for 2022. EBIT margin increased primarily due to the favorable impacts of held-for-sale treatment and reduced raw material inflation, partially offset by lower volume. EBIT margin for 2022 was (1.4)% compared to 2.0% for 2021. In 2022, EBIT decreased primarily due to cost inflation and lower volume, partially offset by the favorable impacts of product price/mix.

LATIN AMERICA



Net Sales Summary

Net sales for 2023 increased 9.0% compared to 2022 primarily driven by higher volume and the impact of foreign currency. Excluding the impact of foreign currency, net sales increased 6.8% in 2023. Net sales for 2022 decreased 1.3% compared to 2021 primarily driven by lower volume, partially offset by the favorable impact of product price/mix and the impact of foreign currency. Excluding the impact of foreign currency, net sales decreased 3.5% in 2022.

EBIT Summary

EBIT margin for 2023 was 6.0% compared to 6.4% for 2022. EBIT margin decreased primarily due to cost inflation, partially offset by higher volume. EBIT margin for 2022 was 6.4% compared to 8.4% for 2021. EBIT margin decreased primarily due to cost inflation and lower volume, partially offset by the favorable impacts of product price/mix.

ASIA



Net Sales Summary

Net sales for 2023 decreased 7.5% compared to 2022 primarily due to the unfavorable impacts of product price/mix and foreign currency, partially offset by higher volume. Excluding the impact of foreign currency, net sales decreased 3.3% in 2023. Net sales for 2022 decreased 11.2% compared to 2021 primarily due to the divestiture of Whirlpool China and unfavorable impact of foreign currency. Excluding the impact of foreign currency, net sales decreased 6.8% in 2022.

EBIT Summary

EBIT margin for 2023 was 2.7% compared to 4.9% for 2022. EBIT margin decreased primarily due to the unfavorable impact of product price/mix, partially offset by the favorable impact of raw material inflation and cost productivity. EBIT margin for 2022 was 4.9% compared to 5.4% for 2021. EBIT decreased primarily due to lower volume and cost inflation, partially offset by the favorable impact of product price/mix.

Selling, General and Administrative

The following table summarizes selling, general and administrative expenses as a percentage of sales by operating segment:

				December 31,			
Millions of dollars	2023	As a % of Net Sales	2022	As a % of Net Sales	2021	As a % of Net Sales
North America	$ 936	8.2 %	$ 837	7.3 %	$ 860	6.9 %
EMEA	381	10.6	366	9.1	502	9.9
Latin America	323	9.5	272	8.7	261	8.3
Asia	114	11.2	124	11.3	151	12.2
Corporate/other	239	—	221	—	307	—
Consolidated	$ 1,993	10.2 %	$ 1,820	9.2 %	$ 2,081	9.5 %

Consolidated selling, general and administrative expenses as a percent of consolidated net sales in 2023 increased compared to 2022. The increase is primarily driven by impacts of portfolio transformation, increased employee compensation and marketing investments, in addition to a gain from a sale-leaseback transaction in the first quarter of 2022. Consolidated selling, general and administrative expenses as a percent of consolidated net sales in 2022 decreased compared to 2021. The decrease was primarily driven by a reduction in employee compensation related costs, reductions in marketing spend, a gain from the 2022 sale-leaseback transaction, divestiture of businesses and benefits of prior restructuring actions.

Restructuring

We incurred restructuring charges of $16 million, $21 million and $38 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Impairment of Goodwill and Other Intangibles

No material impairment charges of goodwill or other intangibles were recorded for the years ended December 31, 2023 or 2021, respectively.

In the second quarter of 2022, we recorded an impairment loss of $384 million related to goodwill ($278 million) and other intangibles ($106 million) related to the EMEA reporting unit, and *Indesit* and *Hotpoint** trademarks, respectively. The primary indicators of impairment were the adverse impacts from the continuation of the Russia and Ukraine conflict resulting in economic uncertainty in the EMEA region, the divestiture of our Russia operations and other macroeconomic factors.

See Note 5 and Note 10 to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section of this Management's Discussion and Analysis for additional information.

(Gain) Loss on Sale and Disposal of Businesses

We recorded a loss of $106 million related to the planned divestiture of our European major domestic appliance business for the twelve months ended December 31, 2023, inclusive of a gain of $180 million in the fourth quarter of 2023. These adjustments are primarily due to fair value fluctuations driven by seasonality of net working capital, partially offset by transaction costs. In the fourth quarter of 2022, we incurred a loss of $1.5 billion resulting in an aggregate loss on disposal of $1.6 billion for the transaction. This adjustment is recorded in the loss on sale and disposal of businesses and reflects transaction costs and ongoing reassessment of the fair value less costs to sell of the disposal group which will continue to be evaluated each reporting period until completion of the transaction.

---

*Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

On June 27, 2022, our subsidiary Whirlpool EMEA SpA entered into a share purchase agreement with Arcelik to sell our Russian business to Arcelik for contingent consideration. On August 31, 2022, we completed the sale to Arcelik. We incurred a loss of $348 million for the twelve months ended December 31, 2022 related to the sale of the Russia business.

On May 6, 2021, the partial tender offer for Whirlpool China was completed and, subsequent to the deconsolidation of the entity, we recorded a gain of $284 million in the third quarter of 2021.

On June 30 2021, we completed the sale of our Turkish subsidiary and incurred a loss of $164 million in the second quarter of 2021. During the third quarter of 2021, an additional loss of $13 million related to the final purchase price adjustments was recorded, increasing the total loss to $177 million.

See Note 15 to the Consolidated Financial Statements for additional information.

Interest and Sundry (Income) Expense

Interest and sundry (income) expenses were $71 million, $(19) million and $(159) million for the years ended December 31, 2023, 2022 and 2021, respectively.

Net interest and sundry income decreased $90 million in 2023 compared to 2022, primarily due to reserves related to legacy EMEA legal matters.

Net interest and sundry income decreased $140 million in 2022 compared to 2021, primarily due to a substantial liquidation of an offshore subsidiary, resulting in a total charge of $84 million for a release of other comprehensive income on hedging and cumulative translation adjustments. The remaining decrease is primarily due to a gain of $42 million on previously held equity interest of 49% in Elica PB India recorded in 2021.

Interest Expense

Interest expense was $351 million, $190 million and $175 million for the years ended December 31, 2023, 2022 and 2021, respectively. Interest expense increased in 2023 compared to 2022 primarily due to increase in long-term debt driven by the InSinkErator acquisition and higher average interest rates. Interest expense increased in 2022 compared to 2021 primarily due to increase in long-term debt driven by the InSinkErator acquisition.

For additional information, see Note 6 to the Consolidated Financial Statements.

Income Taxes

Income tax expense was $77 million, $265 million and $518 million for the years ended December 31, 2023, 2022 and 2021, respectively. The change in tax expense in 2023 compared to 2022 includes legal entity restructuring tax benefits, related to simplifying its legal entity structure to reduce administrative costs associated with the prior structure. The completion of the restructuring created a tax-deductible loss which was recognized in the fourth quarter of 2023, and resulted in a $172 million net tax benefit, partially offset by increases in valuation allowances.

The decrease in tax expense in 2022 compared to 2021 is primarily due to overall lower level of earnings, partially offset by the impact of recorded impairments on the sale and disposal of businesses and goodwill which are not deductible, and increases in valuation allowances.

See Note 13 to the Consolidated Financial Statements for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - (CONTINUED)

FORWARD-LOOKING PERSPECTIVE

Based on internal projections for the industry and broader economy, we currently estimate earnings per diluted share and industry demand for 2024 to be within the following ranges:

	2024 Current Outlook
Estimated GAAP earnings per diluted share, for the year ending December 31	**$8.50 — $10.50**
Industry demand	
MDA North America	0% — 2%
MDA Latin America	0% — 3%
MDA Asia	4% — 6%
SDA Global	2% — 4%
MDA Europe (Q1)	(8)% — (6)%

For the full-year 2024, we have incorporated our latest expectations of the following key trends in our guidance: subdued demand with gradual improvement throughout the year, strong net cost takeout actions delivering $300 million to $400 million of benefit, and margin expansion from our refocused portfolio following our contribution of the European major domestic appliance business. Our anticipated GAAP tax rate is approximately 24%. Additionally, we expect to generate cash from operating activities of approximately $1,150 - $1,250 and free cash flow of between $550 million and $650 million, including restructuring cash outlays of approximately $50 million and, with respect to free cash flow, capital expenditures of approximately $600 million.

The table below reconciles projected 2024 cash provided by operating activities determined in accordance with GAAP to free cash flow, a non-GAAP measure. Management believes that free cash flow provides stockholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similarly named non-GAAP measures whose calculations may differ from our calculations. We define free cash flow as cash provided by operating activities less capital expenditures. For additional information regarding non-GAAP financial measures, see the Non-GAAP Financial Measures section of Management's Discussion and Analysis.

Millions of dollars	2024 Current Outlook
Cash provided by (used in) operating activities[1]	$1,150 - $1,250
Capital expenditures	~(600)
Free cash flow	~$550 - $650

[1] Financial guidance on a GAAP basis for cash provided by (used in) financing activities and cash provided by (used in) investing activities has not been provided because in order to prepare any such estimate or projection, the Company would need to rely on market factors and certain other conditions and assumptions that are outside of its control.

The projections above are based on many estimates and are inherently subject to change based on future decisions made by management and the Board of Directors of Whirlpool, and significant economic, competitive and other uncertainties and contingencies.

NON-GAAP FINANCIAL MEASURES

We supplement the reporting of our financial information determined under U.S. generally accepted accounting principles (GAAP) with certain non-GAAP financial measures, some of which we refer to as "ongoing" measures, including:

- Earnings before interest and taxes (EBIT)

- EBIT margin
- Ongoing EBIT
- Ongoing earnings per diluted share
- Ongoing EBIT margin
- Sales excluding foreign currency
- Free cash flow
- Gross debt leverage

Ongoing measures, including ongoing earnings per diluted share and ongoing EBIT, exclude items that may not be indicative of, or are unrelated to, results from our ongoing operations and provide a better baseline for analyzing trends in our underlying businesses. Ongoing EBIT margin and EBIT margin are calculated by dividing ongoing EBIT and EBIT, respectively, by net sales. Sales excluding foreign currency is calculated by translating the current period net sales, in functional currency, to U.S. dollars using the prior-year period's exchange rate compared to the prior-year period net sales. Management believes that sales excluding foreign currency provides stockholders with a clearer basis to assess our results over time, excluding the impact of exchange rate fluctuations. Management believes that Gross Debt Leverage (Gross Debt/Ongoing EBITDA) provides stockholders with a clearer basis to assess the Company's ability to pay off its incurred debt. We also disclose segment EBIT, which we define as operating profit less interest and sundry (income) expense and excluding restructuring costs, asset impairment charges and certain other items, if any, that management believes are not indicative of the region's ongoing performance, as the financial metric used by the Company's Chief Operating Decision Maker to evaluate performance and allocate resources in accordance with ASC 280, Segment Reporting.

Management believes that free cash flow provides stockholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. The Company provides free cash flow related metrics, such as free cash flow as a percentage of net sales, as long-term management goals, not an element of its annual financial guidance, and as such does not provide a reconciliation of free cash flow and adjusted free cash flow to cash provided by (used in) operating activities, the most directly comparable GAAP measure, for these long-term goal metrics. Any such reconciliation would rely on market factors and certain other conditions and assumptions that are outside of the Company's control. Whirlpool does not provide a non-GAAP reconciliation for its other forward looking long-term value creation and other goals, such as organic net sales, EBIT, and gross debt/Ongoing EBITDA, as such reconciliations related to longer-term metrics would rely on market factors and certain other conditions and assumptions that are outside of the company's control.

We believe that these non-GAAP measures provide meaningful information to assist investors and stockholders in understanding our financial results and assessing our prospects for future performance, and reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP financial measures, provide a more complete understanding of our business. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These non-GAAP financial measures should not be considered in isolation or as a substitute for reported net earnings (loss) available to Whirlpool, net sales, net earnings (loss) as a percentage of net sales (net earnings margin), net earnings (loss) per diluted share and cash provided by (used in) operating activities, the most directly comparable GAAP financial measures. We strongly encourage investors and stockholders to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Please refer to a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures below.

Ongoing Earnings Before Interest & Taxes (EBIT) Reconciliation: *in millions*	**Twelve Months Ended December 31,**	
	2023	**2022**
Net earnings (loss) available to Whirlpool [1]	$ **481**	$ (1,519)
Net earnings (loss) available to noncontrolling interests	**7**	8
Income tax expense	**77**	265
Interest expense	**351**	190
Earnings before interest & taxes	$ **916**	$ (1,056)
Impairment of goodwill, intangibles and other assets [a]	**—**	396
Impact of M&A transactions [b]	**181**	1,936
Legacy EMEA legal matters [c]	**94**	—
Substantial liquidation of subsidiary [d]	**—**	84
Ongoing EBIT [2]	$ **1,191**	$ 1,360

[1]   Net earnings margin is approximately 2.5% and (7.7)% for the twelve months ended December 31, 2023 and 2022, respectively, and is calculated by dividing net earnings (loss) available to Whirlpool by consolidated net sales for the twelve months ended December 31, 2023 and 2022, respectively.

[2]   Ongoing EBIT margin is approximately 6.1% and 6.9% for the twelve months ended December 31, 2023 and 2022, respectively. Ongoing EBIT margin is calculated by dividing Ongoing EBIT by consolidated net sales for the twelve months ended December 31, 2023 and 2022, respectively.

Ongoing Earnings Per Diluted Share Reconciliation:	**Twelve Months Ended December 31,**	
	2023	**2022**
Earnings per diluted share	$ **8.72**	$ (27.18)
Impairment of goodwill and other intangibles [a]	**—**	7.08
Impact of M&A transactions [b]	**3.27**	34.63
Legacy EMEA legal matters [c]	**1.71**	—
Substantial liquidation of subsidiary [d]	**—**	1.51
Income tax impact	**0.35**	(1.89)
Normalized tax rate adjustment [e]	**2.11**	5.69
Share count adjustment [f]	**—**	(0.20)
Ongoing earnings per diluted share	$ **16.16**	$ 19.64

Free Cash Flow (FCF) Reconciliation: *in millions*	**Twelve Months Ended December 31,**	
	2023	**2022**
Cash provided by (used in) operating activities	$ **915**	$ 1,390
Capital expenditures	**(549)**	(570)
Free cash flow	$ **366**	$ 820
Cash provided by (used in) investing activities	$ **(553)**	$ (3,568)
Cash provided by (used in) financing activities	$ **(792)**	$ 1,206

Footnotes

[a] **IMPAIRMENT OF GOODWILL, INTANGIBLES AND OTHER ASSETS** - During the second quarter of 2022, the carrying value of the EMEA reporting unit and *Indesit* and *Hotpoint** trademarks exceeded their fair values resulting in an impairment charge of $384 million which is recorded within Impairment of goodwill and other intangibles.

Additionally, during the fourth quarter of 2022, we recognized an impairment charge of $12 million related to the equity method investment in Brazil, which is recorded within Equity method investment income (loss), net of tax.

[b] **IMPACT OF M&A TRANSACTIONS** - On January 16, 2023, we signed a contribution agreement to contribute our European major domestic appliance business into a newly formed entity with Arçelik. In connection with the transaction, the Company recorded a non-cash loss on disposal of $1.5 billion in the fourth-quarter of 2022. The loss includes a write-down of the net assets of $1.2 billion of the disposal group to a fair value of $139 million and also includes $393 million of cumulative currency translation adjustments, $98 million release of other comprehensive loss on pension and $18 million of other transaction related costs. Whirlpool's European major domestic appliance business met the criteria for held-for-sale accounting during the fourth-quarter of 2022 and will be included in the Company's results until closing of the transaction. We recorded a loss of $106 million related to the planned divestiture of our European major domestic appliance business for the twelve months ended December 31, 2023, inclusive of a gain of $180 million in the fourth quarter of 2023, resulting in a total loss of $1.6 billion for the transaction.

Additionally, we incurred other identifiable costs related to portfolio transformation, totaling $75 million in 2023, of which $57 million was recorded in the fourth quarter. This amount consisted of the following costs: an impairment charge of $27 million related to the equity method investment in Brazil, which is recorded within Equity method investment income (loss), net of tax, and an impairment charge along with other business closing-related costs of $20 million in North America, which is primarily recorded in Selling, General and Administrative expenses. Furthermore, during the fourth-quarter 2023, we incurred other unique transaction related costs of $10 million related to portfolio transformation for a total of $28 million for the twelve months ended December 31, 2023. These other transaction costs are recorded in Selling, General and Administrative expenses on our Consolidated Statements of Income (Loss).

During the second quarter of 2022, we entered into an agreement to sell our Russia business. We classified this disposal group as held for sale and recorded an impairment loss of $346 million for the write-down of the assets to their fair value. During the third quarter of 2022, the loss from disposal was adjusted by an immaterial amount resulting in a final loss amount of $348 million for the twelve months ended December 31, 2022.

Additionally, during the fourth-quarter 2022, we incurred unique transaction related costs of $25 million related to portfolio transformation for a total of $67 million for the twelve months ended December 31, 2022. These transaction costs are recorded in Selling, General and Administrative expenses on our Consolidated Statements of Income (Loss).

[c] **LEGACY EMEA LEGAL MATTERS** - During the first quarter of 2023, the Company accrued $62 million related to the Competition Investigation and Trade Customer Insolvency matters of our European major domestic appliance business. During the second quarter of 2023, the accrual was increased by $36 million resulting in an aggregate amount of $98 million for the six months ended June 30, 2023. An immaterial adjustment was made in the fourth quarter of 2023 related to these matters. For additional information, see Note 7 to the Consolidated Financial Statements.

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* Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

[d] **SUBSTANTIAL LIQUIDATION OF SUBSIDIARY -** During the fourth quarter of 2022, the Company liquidated an offshore subsidiary and recorded a one-time charge of $84 million for a release of the other comprehensive income on hedging and cumulative translation adjustments.

[e] **NORMALIZED TAX RATE ADJUSTMENT** - For the full-year 2023, the Company calculated ongoing earnings per share using an adjusted tax rate of (6.7)%, which excludes certain tax related impacts of M&A transactions and certain tax related impacts to legal entity restructuring transactions. For the full-year 2022, the Company calculated ongoing earnings per share using an adjusted tax rate of 4.4%, which excludes the impacts of the non-tax deductible loss on sale of the Russia business of $348 million and impairment of goodwill of $278 million recorded in the second quarter of 2022, along with the impact of M&A transactions of approximately $1.5 billion recorded in the fourth quarter of 2022.

[f] **NORMALIZED SHARE COUNT ADJUSTMENT -** As a result of our 2022 GAAP earnings loss, the impact of antidilutive shares was excluded from the loss per share calculation on a GAAP basis. The share count adjustment used in the calculation of the full-year ongoing earnings per diluted share includes basic shares outstanding of 55.9 million plus the impact of antidilutive shares of 0.6 million which were excluded on a GAAP basis.

FINANCIAL CONDITION AND LIQUIDITY

Our objective is to finance our business through operating cash flow and the appropriate mix of long-term and short-term debt. By diversifying the maturity structure, we avoid concentrations of debt, reducing liquidity risk. We have varying needs for short-term working capital financing as a result of the nature of our business. We regularly review our capital structure through the lens of maintaining our strong investment grade credit rating. We also regularly review our capital allocation priorities, which include funding innovation and growth through capital and research and development expenditures; opportunistic mergers and acquisitions; returns to shareholders through dividends and/or share repurchases; and debt repayment.

The Company believes that free cash flow provides stockholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. Whirlpool has historically been able to leverage its strong free cash flow generation to fund our operations, pay for any debt servicing costs and allocate capital for reinvestment in our business, funding share repurchases and dividend payments.

Our short term potential uses of liquidity include funding our ongoing capital and research and development spending, debt repayment, and returns to shareholders. We have $800 million of debt maturing in the next twelve months, which we expect to repay through a combination of refinancing, cash flow generation and cash on hand. Furthermore, in 2024 we expect to incur capital expenditures of approximately $600 million.

On November 30, 2023, the Company announced its intention to enter into one or more transactions to sell up to 24% of its ownership interest in Whirlpool of India Limited ("Whirlpool India") in 2024. The Company currently maintains a 75% ownership interest in Whirlpool India through a wholly-owned subsidiary, and intends to retain a controlling interest in Whirlpool India following completion of such transaction or transactions. The Company expects to use transaction proceeds to reduce debt levels, which will enhance balance sheet flexibility. This proposed transaction had no financial impact for the twelve months ended December 31, 2023.

The Company had cash and cash equivalents of approximately $1.6 billion at December 31, 2023, of which 72% was held by subsidiaries in foreign countries. For each of its foreign subsidiaries, the Company makes an assertion regarding the amount of earnings intended for permanent reinvestment, with the balance available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries' operational activities and expected future foreign investments. Our intent is to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate the cash to fund our U.S. operations. However, if these funds were repatriated, we would be required to accrue and pay applicable United States taxes (if any) and withholding taxes payable to various countries. It is not practical to estimate the amount of the deferred tax liability associated with the repatriation of cash due to the complexity of its hypothetical calculation.

At December 31, 2023, we had cash or cash equivalents greater than 1% of our consolidated assets in the United States, Brazil and India which represented 2.5%, 2.5% and 1.5%, respectively. In addition, we had third-party accounts receivable outside of the United States greater than 1% of our consolidated assets in Brazil and Mexico, which represented 1.7% and 1.2%, respectively. We continue to monitor general financial instability and uncertainty globally.

Notes payable primarily consists of short-term borrowings payable to banks, which are generally used to fund working capital requirements. At December 31, 2023, we had $17 million of notes payable outstanding. See Note 6 to the Consolidated Financial Statements for additional information.

We monitor the credit ratings and market indicators of credit risk of our lending, depository, derivative counterparty banks and customers regularly, and take certain actions to manage credit risk. We diversify our deposits and investments in short-term cash equivalents to limit the concentration of exposure by counterparty. We also continue to review customer conditions globally.

In the past, when faced with a potential volume reduction from any one particular segment of our trade distribution network, we generally have been able to offset such declines through increased sales throughout our broad distribution network.

For additional information on transfers and servicing of financial assets, accounts payable outsourcing and guarantees, see Note 1 and Note 7 to the Consolidated Financial Statements.

Share Repurchase Program

For additional information about our share repurchase program, see Note 11 to the Consolidated Financial Statements.

Sources and Uses of Cash

We met our cash needs during 2023 through cash flows from operations, cash and cash equivalents, and financing arrangements. Our cash, cash equivalents and restricted cash at December 31, 2023 decreased $388 million compared to the same period in 2022.

The following table summarizes the net increase (decrease) in cash, cash equivalents and restricted cash for the periods presented. Significant drivers of changes in our cash and cash equivalents balance during 2023 are discussed below:

Cash Flow Summary

Millions of dollars	2023		2022		2021
Cash provided by (used in):					
Operating activities	$	**915**	$	1,390	$	2,176
Investing activities		**(553)**		(3,568)		(660)
Financing activities		**(792)**		1,206		(1,339)
Effect of exchange rate changes		**45**		(20)		(67)
Less: change in cash classified as held for sale		**(3)**		(94)		—
Net increase in cash, cash equivalents and restricted cash	$	**(388)**	$	(1,086)	$	110

Cash Flows from Operating Activities

Cash provided by operating activities in 2023 decreased compared to 2022. The decrease was primarily driven by reduced cash earnings in 2023 and higher incremental working capital actions in the prior year.

Cash provided by operating activities in 2022 decreased compared to 2021. The decrease was primarily driven by reduced cash earnings partially offset by the favorable cash impact of improved working capital and hedge settlements in the prior period.

The timing of cash flows from operations varies significantly throughout the year primarily due to changes in production levels, sales patterns, promotional programs, funding requirements, credit management, as well as receivable and payment terms. Depending on the timing of cash flows, the location of cash balances, as well as the liquidity requirements of each country, external sources of funding are used to support working capital requirements.

Cash Flows from Investing Activities

Cash used in investing activities in 2023 decreased compared to 2022. The decrease was primarily driven by the $3 billion cash outflow for the purchase of the InSinkErator business that occurred in 2022.

The increase in cash used in investing activities during 2022 primarily reflects the $3 billion cash outflow for the purchase of the InSinkErator business.

Cash Flows from Financing Activities

Cash used in financing activities increased during 2023 compared to 2022. The increase was primarily driven by current year net debt repayments of approximately $450 million and the $2.5 billion proceeds from borrowings of long-term debt related to the InSinkErator acquisition in the prior year. The increase in cash provided by financing activities during 2022 primarily reflects the proceeds of $2.5 billion from borrowings of long-term debt related to the InSinkErator acquisition.

Dividends paid in financing activities were $384 million, $390 million, and $338 million during 2023, 2022 and 2021, respectively.

Financing Arrangements

The Company had total committed credit facilities of approximately $5.7 billion and $6.2 billion at December 31, 2023 and 2022, respectively. The facilities are geographically diverse and reflect the Company's global operations. The Company believes these facilities are sufficient to support its global operations. We had $2.0 billion and $2.5 billion drawn on the term loan at December 31, 2023 and December 31, 2022, respectively. These funds were used to fund the InSinkErator acquisition in the fourth quarter of 2022 and were partially repaid in 2023.

See Note 6 to the Consolidated Financial Statements for additional information.

Other material obligations include off-balance sheet arrangements arising in the normal course of business. They primarily consist of agreements we enter into with financial institutions to issue bank guarantees, letters of credit and surety bonds. These agreements are primarily associated with unresolved tax matters in Brazil, as is customary under local regulations, and other governmental obligations and debt agreements. At December 31, 2023 and 2022, we had approximately $464 million and $401 million outstanding under these agreements, respectively.

Additionally, we have material contractual obligations. They primarily consist of long-term debt obligations, operating lease obligations, purchase obligations, taxes, United States and foreign pension plans and other postretirement benefits. See Notes 1, 3, 6-9 and 13 to the Consolidated Financial Statements for additional information.

Dividends

On October 16, 2023, our Board of Directors approved a quarterly dividend on our common stock of $1.75 per share.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements, in conformity with GAAP, requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. We periodically evaluate these estimates and assumptions, which are based on historical experience, forecasted events, changes in the business environment and other factors that management believes to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies below are critical in the portrayal of our financial condition and results of operations and require management's most difficult, subjective, or complex judgments.

Pension and Other Postretirement Benefits

Accounting for pensions and other postretirement benefits involves estimating the costs of future benefits and attributing the cost over the employee's expected period of employment. The determination of our obligation and expense for these costs requires the use of certain assumptions. Those key assumptions include the discount rate, expected long-term rate of return on plan assets, life expectancy, and health care cost trend rates. These assumptions are subject to change based on interest rates on high quality bonds and stock, and medical cost inflation. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and accrued liability in such future periods. While we believe that our assumptions are appropriate given current economic conditions and actual experience, significant differences in results or significant changes in our assumptions may materially affect our pension and other postretirement benefit obligations and related future expense.

Our pension and other postretirement benefit obligations at December 31, 2023 and preliminary retirement benefit costs for 2024 were prepared using the assumptions that were determined as of December 31, 2023. The following table summarizes the sensitivity of our December 31, 2023 retirement obligations and 2024 retirement benefit costs of our United States plans to changes in the key assumptions used to determine those results:

		Estimated increase (decrease) in	
Millions of dollars	Percentage Change	2024 Expense	PBO/APBO[1] for 2023
United States Pension Plans			
Discount rate	+/-50bps	1/(1)	(84)/91
Expected long-term rate of return on plan assets	+/-50bps	(11)/11	–
United States Other Postretirement Benefit Plan			
Discount rate	+/-50bps	0/0	(4)/4

[1] Projected benefit obligation (PBO) for pension plans and accumulated postretirement benefit obligation (APBO) for other postretirement benefit plans.

These sensitivities may not be appropriate to use for other years' financial results. Furthermore, the impact of assumption changes outside of the ranges shown above may not be approximated by using the above results. For additional information about our pension and other postretirement benefit obligations, see Note 8 to the Consolidated Financial Statements.

Income Taxes

We estimate our income taxes in each of the taxing jurisdictions in which we operate. This involves estimating actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing expenses, for tax and accounting purposes. These differences may result in deferred tax assets or liabilities, which are included in our Consolidated Balance Sheets. We are required to assess the likelihood that deferred tax assets, which include net operating loss carryforwards, general business credits and deductible temporary differences, will be realizable in future years. Realization of our net operating loss and general business credit deferred tax assets is supported by specific tax planning strategies and, where possible, considers projections of future profitability. If recovery is not more likely than not, we provide a valuation allowance based on estimates of future taxable income in the various taxing jurisdictions, for the amount of deferred taxes that are ultimately realizable. If future taxable income is lower than expected or if tax planning strategies are not available as anticipated, we may record additional valuation allowances through income tax expense in the period such determination is made. Likewise, if we determine that we are able to realize our deferred tax assets in the future in excess of net recorded amounts, an adjustment to the deferred tax asset will benefit income tax expense in the period such determination is made.

At December 31, 2023 and 2022, we had total deferred tax assets of $2.9 billion and $2.6 billion, respectively, net of valuation allowances of $490 million and $412 million, respectively. The Company has established tax planning strategies and transfer pricing policies to provide sufficient future taxable income to realize these deferred tax assets. Our income tax expense has fluctuated considerably over the last five years. The tax expense has been influenced primarily by foreign tax credits, audit settlements and adjustments, tax planning strategies, enacted legislation, and dispersion of global income. Future changes in the effective tax rate will be subject to several factors, including business profitability, tax planning strategies, and enacted tax laws.

We have various tax filings with applicable jurisdictions to defend our positions with regards to the timing and amount of deductions and credits as well as the allocation of income across various jurisdictions. We regularly inventory, evaluate and measure all uncertain tax positions taken or expected to be taken to ensure the timely recording of liabilities for tax positions that may not be sustained or may only be partially sustained upon examination by the relevant taxing authorities. We believe that our estimates and judgements with respect to uncertain tax positions are reasonable and accurate at the time they are developed. However, actual results may differ due to unforeseen future events and circumstances. If one or more of the applicable taxing authorities were to successfully challenge our right to realize some or all of the tax benefits we have recorded, it could have a material adverse effect on our financial statements.

In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and could result in outcomes that are unfavorable to the Company. For additional information about income taxes, see Note 1, Note 7 and Note 13 to the Consolidated Financial Statements.

Warranty Obligations

The estimation of warranty obligations is determined in the same period that revenue from the sale of the related products is recognized. The warranty obligation is based on historical experience and represents our best estimate of expected costs at the time products are sold. Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. Future events and circumstances could materially change our estimates and require adjustments to the warranty obligations. For the year ended December 31, 2023 and 2022, warranty expense as a percentage of consolidated net sales approximated 1.2% and 1.4%, respectively. For additional information about warranty obligations, see Note 7 to the Consolidated Financial Statements.

Goodwill and Indefinite-Lived Intangibles

Certain business acquisitions have resulted in the recording of goodwill and trademark assets which are not amortized. At December 31, 2023 and 2022, we had goodwill of approximately $3.3 billion and $3.3 billion, respectively. We have trademark assets with a carrying value of approximately $2.8 billion and $2.8 billion at December 31, 2023 and 2022, respectively.

For additional information, see Notes 10 and 15 to the Consolidated Financial Statements.

We perform our annual impairment assessment for goodwill and other indefinite-lived intangible assets as of October 1 or more frequently if events or changes in circumstances indicate that the asset might be impaired. We consider qualitative factors to assess if it is more likely than not that the fair value for goodwill or indefinite-lived intangible assets is below the carrying amount. We may also elect to bypass the qualitative assessment and perform a quantitative assessment.

In conducting a qualitative assessment, the Company analyzes a variety of events or factors that may influence the fair value of the reporting unit or indefinite-lived intangible, including, but not limited to: the results of prior quantitative assessments performed; changes in the carrying amount of the reporting unit or indefinite-lived intangible; actual and projected revenue and EBIT margin; relevant market data for both the Company and its peer companies; industry outlooks; macroeconomic conditions; liquidity; changes in key personnel; and the Company's competitive position. Significant judgment is used to evaluate the totality of these events and factors to make the determination of whether it is more likely than not that the fair value of the reporting unit or indefinite-lived intangible is less than its carrying value.

For our annual impairment assessment as of October 1, 2023, the Company performed a qualitative impairment assessment for goodwill and elected to bypass the qualitative assessment and perform a quantitative assessment to evaluate certain brand trademarks. The Company elected to perform a qualitative assessment on the other indefinite-lived intangible assets noting no events that indicated that the fair value was less than the carrying value that would require a quantitative impairment assessment.

Goodwill Valuations

In 2023, we evaluated goodwill using a qualitative assessment to determine whether it is more likely than not that the fair value of any reporting unit is less than its carrying amount. If we determine that the fair value of the reporting unit may be less than its carrying amount, a goodwill impairment test is performed to identify potential impairment. The goodwill impairment test compares a reporting unit's fair value to its carrying amount. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, then a goodwill impairment loss is measured at the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Otherwise, we conclude that no impairment is indicated and no further testing is required. If the fair value of the reporting unit exceeds its carrying amount, no impairment loss is measured.

Based on the quantitative assessment performed as of May 31, 2022, the carrying value of the EMEA reporting unit exceeded its fair value resulting in a goodwill impairment loss for the full carrying amount of $278 million during the second quarter of 2022 and for the twelve months ended December 31, 2022.

Indefinite-Lived Intangible Valuations

In performing a quantitative assessment of indefinite-lived intangible assets other than goodwill, primarily trademarks, we estimate the fair value of these intangible assets using the relief-from-royalty method which requires assumptions related to projected revenues from our annual long-range plan; assumed royalty rates that could be payable if we did not own the trademark; and a market participant discount rate based on a weighted-average cost of capital. If the estimated fair value of the indefinite-lived intangible asset is less than its carrying value, we would recognize an impairment loss.

The estimates of future cash flows used in determining the fair value of intangible assets involve significant management judgment and are based upon assumptions about expected future operating performance, economic conditions, market conditions and cost of capital. Inherent in estimating the future cash flows are uncertainties beyond our control, such as changes in capital markets. The actual cash flows could differ materially from management's estimates due to changes in business conditions, operating performance and economic conditions. In performing the quantitative assessment on these assets, significant assumptions used in our relief-from-royalty model included revenue growth rates, assumed royalty rates and the discount rate, which are discussed further below.

Revenue growth rates relate to projected revenues from our financial planning and analysis process and vary from brand to brand. Adverse changes in the operating environment or our inability to grow revenues at the forecasted rates may result in a material impairment charge.

In determining royalty rates for the valuation of our trademarks, we considered factors that affect the assumed royalty rates that would hypothetically be paid by a market participant for the use of trademarks. The most significant factors in determining the assumed royalty rates include the overall role and importance of the trademarks in the particular industry, the profitability of the products utilizing the trademarks, and the position of the trademarked products in the given product category.

In developing discount rates for the valuation of our trademarks, we used a market participant discount rate based on a weighted-average cost of capital, adjusted for higher relative level of risks associated with doing business in other countries, as applicable, as well as the higher relative levels of risks associated with intangible assets.

If actual results are not consistent with management's estimate and assumptions, a material impairment charge of our trademarks could occur, which could have a material adverse effect on our consolidated financial statements.

Maytag trademark

Our *Maytag* trademark is at risk at December 31, 2023. Lower-than-expected industry demand has affected Maytag similarly to the rest of the North America region; however, we expect future year revenues to improve as we recover from temporary volume loss and continue to execute our brand leadership strategy and benefit from new product investments. The fair value of the *Maytag* trademark exceeded its carrying value of $1,021 million by approximately 9%.

A 10% reduction of forecasted *Maytag* revenues would result in an impairment charge of approximately $24 million.

We determined a royalty rate of 4% for the *Maytag* trademark, noting that a 50 basis point reduction of the royalty rate would result in an impairment charge of approximately $60 million.

We determined a discount rate of 9.50% for *Maytag,* noting that a 50 basis point increase in the discount rate would result in a breakeven scenario.

InSinkErator trademark

Our *InSinkErator* trademark is at risk at December 31, 2023. The InSinkErator business was acquired in the fourth quarter of 2022 and is included in our North America operating segment. Lower-than-expected industry demand has affected the InSinkErator business similarly to the rest of the North America region. The long-term expectations for this newly acquired business have not changed, and the full value potential of the InSinkErator business is expected to be realized in the forthcoming years.

The fair value of the *InSinkErator* trademark exceeded its carrying value of $1,300 million by approximately 3%. We expect future fiscal year revenues for this brand to improve as we recover from temporary volume loss and continue to execute our brand leadership strategy and benefit from our new product investments.

A 10% reduction of forecasted *InSinkErator* revenues would result in an impairment charge of approximately $114 million.

We determined a royalty rate of 12% for the *InSinkErator* trademark, noting that a 50 basis point reduction of the royalty rate would result in an impairment charge of approximately $21 million.

We determined a discount rate of 8.25% for *InSinkErator,* noting that a 50 basis point increase in the discount rate would result in an impairment charge of approximately $98 million.

Other indefinite-lived intangible assets

Based on our quantitative impairment assessment as of May 31, 2022, the carrying values of the *Hotpoint** and *Indesit* trademarks exceeded their fair values by $36 million and $70 million, respectively, and we recorded intangible impairment charges for these amounts during the second quarter of 2022. The remaining carrying values of the *Hotpoint** and *Indesit* trademarks were included in the European major domestic appliance disposal group which was classified as held for sale in the fourth quarter of 2022.

The fair values of all other trademarks exceeded their carrying values by an amount sufficient to not be deemed at risk. There were no other impairments of indefinite-lived intangible assets in 2023 or 2022.

For additional information about goodwill and indefinite-life intangible valuations, see Note 5 and Note 10 to the Consolidated Financial Statements.

ISSUED BUT NOT YET EFFECTIVE ACCOUNTING PRONOUNCEMENTS

For additional information regarding recently issued accounting pronouncements, see Note 1 to the Consolidated Financial Statements.

OTHER MATTERS

For additional information regarding certain of our loss contingencies/litigation, see Note 7 to the Consolidated Financial Statements. Unfavorable outcomes in these proceedings could have a material adverse effect on our financial statements in any particular reporting period.

Antidumping

As previously reported, Whirlpool filed petitions in 2011 and 2015 alleging that Samsung, LG and Electrolux violated U.S. and international trade laws by dumping large residential washers into the U.S. Those petitions resulted in orders imposing antidumping duties on certain large residential washers imported from South Korea, Mexico, and China, and countervailing duties on certain large residential washers from South Korea. In March 2019, the order covering certain large residential washers from Mexico was extended for an additional five years, while the order covering certain large residential washers from South Korea was revoked. In August 2022, the order covering certain large residential washers from China was extended for an additional five years.

Raw Materials and Global Economy

The current domestic and international political environment have contributed to uncertainty surrounding the future state of the global economy. We have experienced raw material inflation in certain prior years based on the impact of U.S. tariffs and other global macroeconomic factors. Due to many factors beyond our control, including the conflict in Ukraine and related sanctions, the Israel-Palestinian conflict, the Red Sea conflict and its impact on shipping and logistics and government actions in China, among other factors, we expect to continue to be impacted by the following factors: a global shortage of certain components, such as semiconductors, a strain on raw material and input cost inflation, and fluctuations in logistics availability, timing and costs, all of which began easing in 2023 but remain volatile. This could require us to modify our current business practices, and could have a material adverse effect on our financial statements in any particular reporting period.

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* Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Certain statements contained in this quarterly report, including those within the forward-looking perspective section within the Management's Discussion and Analysis section, and other written and oral statements made from time to time by us or on our behalf do not relate strictly to historical or current facts and may contain forward-looking statements that reflect our current views with respect to future events and financial performance. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "may," "could," "will," "should," "possible," "plan," "predict," "forecast," "potential," "anticipate," "estimate," "expect," "project," "intend," "believe," "may impact," "on track," "guarantee," "seek," and the negative of these words and words and terms of similar substance. Our forward-looking statements generally relate to our growth strategies, financial results, product development, and sales efforts. These forward-looking statements should be considered with the understanding that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

This document contains forward-looking statements about Whirlpool Corporation and its consolidated subsidiaries ("Whirlpool") that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document may include, but are not limited to, statements regarding future financial results, long-term value creation goals, restructuring and resegmentation expectations, productivity, raw material prices and related costs, supply chain, transaction-related closing and synergies expectations, asset impairment, litigation, ESG efforts, debt repayment expectations, and the impact of COVID-19 and the Russia/Ukraine, Israel and Red Sea conflicts on our operations. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry, and the impact of the changing retail environment, including direct-to-consumer sales; (2) Whirlpool's ability to maintain or increase sales to significant trade customers; (3) Whirlpool's ability to maintain its reputation and brand image; (4) the ability of Whirlpool to achieve its business objectives and leverage its global operating platform, and accelerate the rate of innovation; (5) Whirlpool's ability to understand consumer preferences and successfully develop new products; (6) Whirlpool's ability to obtain and protect intellectual property rights; (7) acquisition, divestiture, and investment-related risks, including risks associated with our past acquisitions; (8) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (9) COVID-19 pandemic, other public health emergency-related business disruptions and economic uncertainty; (10) Whirlpool's ability to navigate risks associated with our presence in emerging markets; (11) risks related to our international operations; (12) Whirlpool's ability to respond to unanticipated social, political and/or economic events; (13) information technology system failures, data security breaches, data privacy compliance, network disruptions, and cybersecurity attacks; (14) product liability and product recall costs; (15) Whirlpool's ability to attract, develop and retain executives and other qualified employees; (16) the impact of labor relations; (17) fluctuations in the cost of key materials (including steel, resins, base metals) and components and the ability of Whirlpool to offset cost increases; (18) Whirlpool's ability to manage foreign currency fluctuations; (19) impacts from goodwill impairment and related charges; (20) triggering events or circumstances impacting the carrying value of our long-lived assets; (21) inventory and other asset risk; (22) health care cost trends, regulatory changes and variations between results and estimates that could increase future funding obligations for pension and postretirement benefit plans; (23) litigation, tax, and legal compliance risk and costs; (24) the effects and costs of governmental investigations or related actions by third parties; (25) changes in the legal and regulatory environment including environmental, health and safety regulations, data privacy, and taxes and tariffs; (26) Whirlpool's ability to respond to the impact of climate change and climate change regulation; and (27) the uncertain global economy and changes in economic conditions.

Additional information concerning these and other factors can be found in "Risk Factors" in Item 1A of this report.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - (CONTINUED)**

We undertake no obligation to update any forward-looking statement, and investors are advised to review disclosures in our filings with the SEC. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties, or factors that could potentially cause actual results to differ from forward-looking statements.

Unless otherwise indicated, the terms "Whirlpool," "the Company," "we," "us," and "our" refer to Whirlpool Corporation and its consolidated subsidiaries.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

We have in place an enterprise risk management process that involves systematic risk identification and mitigation covering the categories of enterprise, strategic, financial, operational and compliance and reporting risks. The enterprise risk management process receives Board of Directors and management oversight, drives risk mitigation decision-making and is fully integrated into our internal audit planning and execution cycle.

We are exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect our operating results and overall financial condition. We manage exposure to these risks through our operating and financing activities and, when deemed appropriate, through the use of derivatives. Derivatives are viewed as risk management tools and are not used for speculation or for trading purposes. Derivatives are generally contracted with a diversified group of investment grade counterparties to reduce exposure to nonperformance on such instruments.

We use foreign currency forward contracts, currency options, currency swaps and cross-currency swaps to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to ongoing business and operational financing activities. At December 31, 2023 and 2022, our most significant foreign currency exposures related to the Brazilian Real, Canadian Dollar and British Pound. We may also use forward or option contracts to hedge our investment in the net assets of certain international subsidiaries to offset foreign currency translation adjustments related to our net investment in those subsidiaries. These foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2023, a 10% favorable or unfavorable exchange rate movement in each currency in our portfolio of foreign currency contracts would have resulted in an incremental unrealized gain of approximately $195 million or loss of approximately $215 million, respectively. Consistent with the use of these contracts to mitigate the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the re-measurement of the underlying exposures.

We enter into interest rate swap and cross-currency swap agreements to manage our exposure to interest rate risk from long-term debt issuances or cross-currency debt. At December 31, 2023, a 100 basis point increase or decrease in interest rates would have resulted in an incremental unrealized gain of approximately $3 million or unrealized loss of approximately $4 million, respectively, related to these contracts.

We enter into commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases, the prices of which are not fixed directly through supply contracts. At December 31, 2023, a 10% favorable or unfavorable shift in commodity prices would have resulted in an incremental gain or loss of approximately $18 million, respectively, related to these contracts.

There is no material change to market risk exposure other than foreign exchange, which is attributable to a change in the size of the derivative portfolio year over year. For additional information, see Note 9 to the Consolidated Financial Statements.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TABLE OF CONTENTS

WHIRLPOOL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Year Ended December 31,
(Millions of dollars, except per share data)

	2023	2022	2021
Net sales	**$ 19,455**	$ 19,724	$ 21,985
Expenses			
Cost of products sold	**16,285**	16,651	17,576
Gross margin	**3,170**	3,073	4,409
Selling, general and administrative	**1,993**	1,820	2,081
Intangible amortization	**40**	35	47
Restructuring costs	**16**	21	38
Impairment of goodwill and other intangibles	**—**	384	—
Loss (gain) on sale and disposal of businesses	**106**	1,869	(105)
Operating profit (loss)	**1,015**	(1,056)	2,348
Other (income) expense			
Interest and sundry (income) expense	**71**	(19)	(159)
Interest expense	**351**	190	175
Earnings (loss) before income taxes	**593**	(1,227)	2,332
Income tax expense (benefit)	**77**	265	518
Equity method investment income (loss), net of tax	**(28)**	(19)	(8)
Net earnings (loss)	**488**	(1,511)	1,806
Less: Net earnings (loss) available to noncontrolling interests	**7**	8	23
Net earnings (loss) available to Whirlpool	**$ 481**	$ (1,519)	$ 1,783
Per share of common stock			
Basic net earnings (loss) available to Whirlpool	**$ 8.76**	$ (27.18)	$ 28.73
Diluted net earnings available to Whirlpool	**$ 8.72**	$ (27.18)	$ 28.36
Weighted-average shares outstanding (in millions)			
Basic	**55.0**	55.9	62.1
Diluted	**55.2**	55.9	62.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

WHIRLPOOL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Year Ended December 31,
(Millions of dollars)

	2023	2022	2021
Net earnings (loss)	$ 488	$ (1,511)	$ 1,806
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	22	280	364
Derivative instruments:			
Net (loss) gain arising during period	(100)	119	282
Less: reclassification adjustment for gain (loss) included in net earnings (loss)	(36)	93	255
Derivative instruments, net	(64)	26	27
Defined benefit pension and postretirement plans:			
Prior service (cost) credit arising during period	(1)	5	—
Net gain (loss) arising during period	(99)	(54)	56
Less: amortization of prior service credit (cost) and actuarial (loss)	(1)	(22)	(48)
Defined benefit pension and postretirement plans, net	(99)	(27)	104
Other comprehensive income (loss), before tax	(141)	279	495
Income tax benefit (expense) related to items of other comprehensive income (loss)	53	(12)	(41)
Other comprehensive income (loss), net of tax	$ (88)	$ 267	$ 454
Comprehensive income (loss)	$ 400	$ (1,244)	$ 2,260
Less: comprehensive income (loss), available to noncontrolling interests	7	8	23
Comprehensive income (loss) available to Whirlpool	$ 393	$ (1,252)	$ 2,237

The accompanying notes are an integral part of these Consolidated Financial Statements.

WHIRLPOOL CORPORATION
CONSOLIDATED BALANCE SHEETS
At December 31,
(Millions of dollars)

	2023	2022
Assets		
Current assets		
Cash and cash equivalents	$ 1,570	$ 1,958
Accounts receivable, net of allowance of $47 and $49, respectively	1,529	1,555
Inventories	2,247	2,089
Prepaid and other current assets	717	653
Assets held for sale	144	139
Total current assets	6,207	6,394
Property, net of accumulated depreciation of $5,259 and $4,808, respectively	2,234	2,102
Right of use assets	721	691
Goodwill	3,330	3,314
Other intangibles, net of accumulated amortization of $440 and $400, respectively	3,124	3,164
Deferred income taxes	1,317	1,063
Other noncurrent assets	379	396
Total assets	$ 17,312	$ 17,124
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 3,598	$ 3,376
Accrued expenses	491	481
Accrued advertising and promotions	603	623
Employee compensation	238	159
Notes payable	17	4
Current maturities of long-term debt	800	248
Other current liabilities	614	550
Liabilities held for sale	587	490
Total current liabilities	6,948	5,931
Noncurrent liabilities		
Long-term debt	6,414	7,363
Pension benefits	147	184
Postretirement benefits	107	96
Lease liabilities	612	584
Other noncurrent liabilities	547	460
Total noncurrent liabilities	7,827	8,687
Stockholders' equity		
Common stock, $1 par value, 250 million shares authorized, 114 million and 114 million shares issued, respectively, and 55 million and 54 million shares outstanding, respectively	114	114
Additional paid-in capital	3,078	3,061
Retained earnings	8,358	8,261
Accumulated other comprehensive loss	(2,178)	(2,090)
Treasury stock, 60 million and 60 million shares, respectively	(7,010)	(7,010)
Total Whirlpool stockholders' equity	2,362	2,336
Noncontrolling interests	175	170
Total stockholders' equity	2,537	2,506
Total liabilities and stockholders' equity	$ 17,312	$ 17,124

The accompanying notes are an integral part of these Consolidated Financial Statements.

WHIRLPOOL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31,
(Millions of dollars)

	2023	2022	2021
Operating activities			
Net earnings (loss)	$ **488**	$ (1,511)	$ 1,806
Adjustments to reconcile net earnings to cash provided by (used in) operating activities:			
Depreciation and amortization	**361**	475	494
Impairment of goodwill and other intangibles	**—**	384	—
Loss (gain) on sale and disposal of businesses	**106**	1,869	(105)
(Gain) loss on previously held equity interest	**—**	—	(42)
Changes in assets and liabilities:			
Accounts receivable	**159**	854	(232)
Inventories	**(123)**	(49)	(648)
Accounts payable	**1**	(612)	949
Accrued advertising and promotions	**(37)**	(51)	70
Accrued expenses and current liabilities	**122**	113	125
Taxes deferred and payable, net	**(97)**	18	130
Accrued pension and postretirement benefits	**(59)**	(105)	(116)
Employee compensation	**103**	(288)	16
Other	**(109)**	293	(271)
Cash provided by (used in) operating activities	**915**	1,390	2,176
Investing activities			
Capital expenditures	**(549)**	(570)	(525)
Proceeds from sale of assets and businesses	**10**	77	302
Acquisition of businesses, net of cash acquired	**(14)**	(3,000)	(46)
Cash held by divested businesses	**—**	(75)	(393)
Other	**—**	—	2
Cash provided by (used in) investing activities	**(553)**	(3,568)	(660)
Financing activities			
Net proceeds from borrowings of long-term debt	**304**	2,800	300
Net proceeds (repayments) of long-term debt	**(750)**	(300)	(300)
Net proceeds (repayments) from short-term borrowings	**34**	(4)	(1)
Dividends paid	**(384)**	(390)	(338)
Repurchase of common stock	**—**	(903)	(1,041)
Common stock issued	**4**	3	76
Other	**—**	—	(35)
Cash provided by (used in) financing activities	**(792)**	1,206	(1,339)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	**45**	(20)	(67)
Less: change in cash classified as held for sale	**(3)**	(94)	—
Increase (decrease) in cash, cash equivalents and restricted cash	**(388)**	(1,086)	110
Cash, cash equivalents and restricted cash at beginning of year	**1,958**	3,044	2,934
Cash, cash equivalents and restricted cash at end of period	$ **1,570**	$ 1,958	$ 3,044
Supplemental disclosure of cash flow information			
Cash paid for interest	$ **370**	$ 161	$ 169
Cash paid for income taxes	$ **175**	$ 247	$ 388

The accompanying notes are an integral part of these Consolidated Financial Statements.

WHIRLPOOL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31,
(Millions of dollars)

		Whirlpool Stockholders' Equity				
	Total	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock/ Additional Paid-In-Capital	Common Stock	Non-Controlling Interests
Balances, December 31, 2020	$ 4,795	$ 8,725	$ (2,811)	$ (2,142)	$ 113	$ 910
Comprehensive income						
Net earnings (loss)	1,806	1,783	—	—	—	23
Other comprehensive income (loss)	454	—	454	—	—	—
Comprehensive income	2,260	1,783	454	—	—	23
Stock issued (repurchased)	(938)	—	—	(939)	1	—
Dividends declared	(340)	(338)	—	—	—	(2)
Acquisitions and Divestitures	(764)	—	—	—	—	(764)
Balances, December 31, 2021	5,013	10,170	(2,357)	(3,081)	114	167
Comprehensive income						
Net earnings (loss)	(1,511)	(1,519)	—	—	—	8
Other comprehensive income (loss)	267	—	267	—	—	—
Comprehensive income	(1,244)	(1,519)	267	—	—	8
Stock issued (repurchased)	(868)	—	—	(868)	—	—
Dividends declared	(395)	(390)	—	—	—	(5)
Acquisitions and Divestitures	—	—	—	—	—	—
Balances, December 31, 2022	2,506	8,261	(2,090)	(3,949)	114	170
Comprehensive income						
Net earnings	**488**	**481**	**—**	**—**	**—**	**7**
Other comprehensive income (loss)	**(88)**	**—**	**(88)**	**—**	**—**	**—**
Comprehensive income	**400**	**481**	**(88)**	**—**	**—**	**7**
Stock issued (repurchased)	**17**	**—**	**—**	**17**	**—**	**—**
Dividends declared	**(386)**	**(384)**	**—**	**—**	**—**	**(2)**
Acquisitions and divestitures	**—**	**—**	**—**	**—**	**—**	**—**
Balances, December 31, 2023	**$ 2,537**	**$ 8,358**	**$ (2,178)**	**$ (3,932)**	**$ 114**	**$ 175**

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES

General Information

Whirlpool Corporation, a Delaware corporation, manufactures products in 10 countries and markets products in nearly every country around the world under brand names such as *Whirlpool*, *KitchenAid*, *Maytag*, *Consul*, *Brastemp*, *Amana*, *Bauknecht*, *JennAir, Indesit, InSinkErator, Yummly* and *Hotpoint**. We conduct our business through four operating segments, which we define based on geography. Whirlpool Corporation's operating and reportable segments consist of North America; Europe, Middle East and Africa ("EMEA"); Latin America and Asia. Beginning January 1, 2024, we are conducting our business through five operating segments, which consist of Major Domestic Appliances ("MDA") North America; MDA Europe, MDA Latin America; MDA Asia; and Small Domestic Appliances ("SDA") Global.

On January 16, 2023, Whirlpool entered into a contribution agreement with Arçelik A.Ş ("Arcelik") in alignment with Whirlpool's portfolio transformation. Under the terms of the agreement, Whirlpool will contribute its European major domestic appliance business, and Arcelik will contribute its European major domestic appliance, consumer electronics, air conditioning, and small domestic appliance businesses into the newly formed entity of which Whirlpool will own 25% and Arcelik 75%, subject to an adjustment mechanism based on certain financial matters. Separately, Whirlpool agreed in principle to the sale of Whirlpool's Middle East and Africa business to Arcelik. These transactions impact businesses that are collectively referred to as the European major domestic appliance business which was classified as held for sale in the fourth quarter of 2022. Whirlpool will retain ownership of its EMEA KitchenAid small domestic appliance business.

The transactions are expected to close by April 2024 and include nine Whirlpool production sites located in Italy, Poland, Slovakia, and the UK, as well as Arçelik's two production facilities in Romania. For additional information, see Note 15 to the Consolidated Financial Statements.

The MDA Europe business will be deconsolidated upon the completion of the European contribution agreement transaction with Arcelik, and it does not qualify for reporting as discontinued operations.

Principles of Consolidation

The consolidated financial statements are prepared in conformity with GAAP, and include all majority-owned subsidiaries. All material intercompany transactions have been eliminated upon consolidation. We do not consolidate the financial statements of any company in which we have an ownership interest of 50% or less, unless that company is deemed to be a variable interest entity ("VIE") of which we are the primary beneficiary. VIEs are consolidated when the company is the primary beneficiary of these entities and has the ability to directly impact the activities of these entities. Our primary business purpose and involvement with VIEs is for product development and distribution.

Risks and Uncertainties

During the first quarter of 2022, Russia commenced a military invasion of Ukraine, and the ensuing conflict has created disruption in the EMEA region and around the world. While we continued experiencing some of this disruption during the quarter, the duration and severity of the effects on our business and the global economy are inherently unpredictable. We continue to closely monitor the ongoing conflict which could materially impact our financial results in the future. We have some sales and distribution operations in Ukraine, however, the revenues and net assets are not material to our EMEA operating segment and consolidated results.

---

*Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

On June 27, 2022, our subsidiary Whirlpool EMEA SpA entered into a share purchase agreement with Arcelik to sell our Russian business to Arcelik for contingent consideration. The sale of the Russian business was completed on August 31, 2022. For additional information, see Note 15 to the Consolidated Financial Statements.

Furthermore, macroeconomic volatility, as well as ongoing international conflicts, continues to impact countries across the world, and the duration and severity of the effects are currently unknown.

The Consolidated Financial Statements presented herein reflect estimates and assumptions made by management at December 31, 2023 and for the twelve months ended December 31, 2023.

These estimates and assumptions affect, among other things, the Company's goodwill, long-lived asset and indefinite-lived intangible asset valuation; inventory valuation; assessment of the annual effective tax rate; valuation of deferred income taxes and income tax contingencies; and the allowance for expected credit losses and bad debt. Events and changes in circumstances arising after February 14, 2024, including those resulting from the impacts of macroeconomic volatility, as well as the ongoing international conflicts, will be reflected in management's estimates for future periods.

Goodwill and indefinite-lived intangible assets

We continue to monitor the significant global economic uncertainty to assess the outlook for demand for our products and the impact on our business and our overall financial performance. Our *Maytag* and *InSinkErator* trademarks are at risk at December 31, 2023. The goodwill in any of our reporting units or other indefinite-lived intangible assets are not presently at risk for future impairment.

The potential impact of demand disruptions, production impacts or supply constraints along with a number of other factors could negatively effect revenues for the *Maytag* and *InSinkErator* trademarks, but we remain committed to the strategic actions necessary to realize the long-term forecasted revenues and profitability of these trademarks.

A lack of recovery or further deterioration in market conditions, a sustained trend of weaker than expected financial performance for our *Maytag* and *InSinkErator* trademarks, among other factors, as a result of macroeconomic factors or other unforeseen events could result in an impairment charge in future periods which could have a material adverse effect on our financial statements.

Income taxes

Under U.S. GAAP, the Company calculates its quarterly tax provision based on an estimated effective tax rate for the year and then adjusts this amount by certain discrete items each quarter. Potential changing and volatile macroeconomic conditions could cause fluctuations in forecasted earnings before income taxes. As such, the Company's effective tax rate could be subject to volatility as forecasted earnings before income taxes are impacted by events which cannot be predicted. In addition, potential future economic deterioration brought on by the pandemic, ongoing conflicts in Ukraine, Israel and the Red Sea, and related sanctions or other factors, such as potential sales of businesses and new tax legislation may negatively impact the realizability and/or valuation of certain deferred tax assets.

Use of Estimates

We are required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. The most significant assumptions are estimates in determining the fair value of goodwill and indefinite-lived intangible assets, assets held for sale, legal contingencies, income taxes and pension and other postretirement benefits. Actual results could differ materially from those estimates.

Revenue Recognition

Revenue is recognized when performance obligations under the terms of a contract with our customers are satisfied, the sales price is determinable, and the risk and rewards of ownership are transferred. Generally the risk and rewards of ownership are transferred with the transfer of control of our products and services. For the majority of our sales, control is transferred to the customer as soon as products are shipped. For a portion of our sales, control is transferred to the customer upon receipt of products at the customer's location. Sales are net of allowances for product returns, which are based on historical return rates and certain promotions. See Note 2 to the Consolidated Financial Statements for additional information.

Sales Incentives

The cost of sales incentives is accrued at the date at which revenue is recognized by Whirlpool as a reduction of revenue. If new incentives are added after the product has been shipped, then they are accrued at that time, also as a reduction of revenue. These accrued promotions are recognized based on the expected value amount of incentives that will be ultimately claimed by trade customers or consumers. If the amount of incentives cannot be reasonably estimated, an accrued promotion liability is recognized for the maximum potential amount. See Note 2 to the Consolidated Financial Statements for additional information.

Accounts Receivable and Allowance for Expected Credit Losses

We carry accounts receivable at sales value less an allowance for expected credit losses. We estimate our expected credit losses primarily by using an aging methodology and establish customer-specific reserves for higher risk trade customers. Our expected credit losses are evaluated and controlled within each geographic region considering the unique credit risk specific to the country, marketplace and economic environment. We take into account a combination of specific customer circumstances, credit conditions, market conditions, reasonable and supportable forecasts of future economic conditions and the history of write-offs and collections in developing the reserve. We evaluate items on an individual basis when determining accounts receivable write-offs. In general, our policy is to not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payment has not been received within agreed upon invoice terms.

Transfers and Servicing of Financial Assets

In an effort to manage economic and geographic trade customer risk, from time to time, the Company will transfer, primarily without recourse, accounts receivable balances of certain customers to financial institutions resulting in a nominal impact recorded in interest and sundry (income) expense. These transactions are accounted for as sales of the receivables resulting in the receivables being de-recognized from the Consolidated Balance Sheets. These transfers do not require continuing involvement from the Company.

Certain arrangements include servicing of transferred receivables by Whirlpool. Outstanding accounts receivable transferred under arrangements where the Company continues to service the transferred asset was $227 million and $80 million as of December 31, 2023 and December 31, 2022, respectively. The amount of cash proceeds received under these arrangements was $379 million and $80 million for the twelve months ended December 31, 2023 and December 31, 2022, respectively.

Freight and Warehousing Costs

We classify freight and warehousing costs within cost of products sold in our Consolidated Statements of Income (Loss).

Cash and Cash Equivalents

All highly liquid debt instruments purchased with an initial maturity of three months or less are considered cash equivalents. Short-term investments are primarily comprised of money market funds and highly liquid, low risk investments with initial maturities less than 90 days. See Note 10 to the Consolidated Financial Statements for additional information.

Fair Value Measurements

We measure fair value based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets that are observable, either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Certain investments are valued based on net asset value (NAV), which approximates fair value. Such basis is determined by referencing the respective fund's underlying assets. There are no unfunded commitments or other restrictions associated with these investments. We had Level 3 assets at December 31, 2023 and 2022 that included pension plan assets disclosed in Note 8 to the Consolidated Financial Statements. We had no Level 3 liabilities at December 31, 2023 and 2022, respectively.

We measured fair value for money market funds, available for sale investments and held-to-maturity securities using quoted market prices in active markets for identical or comparable assets. We measured fair value for derivative contracts, all of which have counterparties with high credit ratings, based on model driven valuations using significant inputs derived from observable market data. We also measured fair value for disposal groups held for sale based on the expected proceeds received from the sale. For assets measured at net asset values, we have no unfunded commitments or significant restraints. We measured fair value (non-recurring) for goodwill and other intangibles using a discounted cash flow model and a relief-from-royalty method, respectively, with inputs based on both observable and unobservable market data.

Inventories

North America and EMEA reporting segments use the FIFO method of inventory valuation. Latin America and Asia inventories are stated at average cost. Costs include materials, labor and production overhead at normal production capacity. Costs do not exceed net realizable values.

Property

Property is stated at cost, net of accumulated depreciation. For production machinery and equipment, we record depreciation based on units produced, unless units produced drop below a minimum threshold at which point depreciation is recorded using the straight-line method. For certain acquired production assets, we depreciate costs based on the straight-line method.

Property, plant and equipment associated with our European major domestic appliance business with a net book value of $952 million and $822 million at December 31, 2023 and December 31, 2022, respectively, has been classified as assets held for sale. Property, plant and equipment with a net book value of $141 million associated with our Russian business was removed as part of the deconsolidation of the Russian operations in the third quarter of 2022. For additional information, see Notes 10 and 15 to the Consolidated Financial Statements.

Property, plant and equipment and related accumulated depreciation of all divested businesses have been removed. For additional information, see Note 15 to the Consolidated Financial Statements.

Depreciation expense for property, including accelerated depreciation classified as restructuring expense in our Consolidated Statements of Income (Loss), was $321 million, $440 million and $447 million in 2023, 2022 and 2021, respectively. Depreciation of our European major domestic appliance business has been suspended from December 2022 onwards due to the disposal group being classified as held for sale and measured at fair value less cost to sell.

The following table summarizes our property at December 31, 2023 and 2022:

Millions of dollars	2023	2022	Estimated Useful Life
Land	$ 29	$ 32	n/a
Buildings	893	862	10 to 50 years
Machinery and equipment	6,571	6,016	3 to 20 years
Accumulated depreciation	(5,259)	(4,808)	
Property plant and equipment, net	$ 2,234	$ 2,102	

We classify gains and losses associated with asset dispositions in the same line item as the underlying depreciation of the disposed asset in the Consolidated Statements of Income (Loss).

During the twelve months ended December 31, 2023, we disposed of buildings, machinery and equipment with a net book value of $16 million, compared to $25 million in prior year. The net loss on the disposals is immaterial for the twelve months ended December 31, 2023. The net gain on the disposals was $54 million for the same period of 2022 and was primarily driven by a sale-leaseback transaction.

We record impairment losses on long-lived assets, excluding goodwill and indefinite-lived intangibles, when events and circumstances indicate the assets may be impaired and the estimated undiscounted future cash flows generated by those assets are less than their carrying amounts.

Excluding assets held for sale, there were no significant impairments recorded during 2023, 2022 and 2021, respectively. For additional information, see Notes 10 and 15 to the Consolidated Financial Statements.

Capitalization of Internal Use Software Costs

We capitalize certain computer software development costs associated with qualifying application development stage activities or the acquisition of computer software for internal use. Capitalization is determined based on specific criteria, including whether the software is in the development stage and meets defined criteria for capitalization.

Capitalized software costs are recognized as part of property, plant, and equipment and are depreciated on a straight-line basis over the estimated useful lives of the software, generally not exceeding five years.

As of December 31, 2023 and December 31, 2022, capitalized software costs, net of accumulated depreciation, amounted to $135 million and $136 million, respectively. These amounts are included in the Machinery and Equipment category in the Property section of the Consolidated Balance Sheets. The depreciation expense recorded for these assets was $34 million, $39 million, and $47 million for the twelve months ended 2023, 2022, and 2021, respectively. There were no significant impairments recorded during 2023, 2022 and 2021, respectively.

Leases

We determine if an arrangement contains a lease at contract inception and determine the lease term by assuming the exercise of those renewal options that are reasonably assured. Leases with an initial term of 12 months or less are not recorded in the Consolidated Balance Sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. We elect to not separate lease and non-lease components for all leases.

As the Company's lease agreements normally do not provide an implicit interest rate, we apply the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of future lease payments. Relevant information used in determining the Company's incremental borrowing rate includes the duration of the lease, location of the lease, and the Company's credit risk relative to risk-free market rates.

Certain leases also include options to purchase the underlying asset at fair market value. If leased assets have leasehold improvements, typically the depreciable life of those leasehold improvements are limited by the expected lease term. Additionally, certain lease agreements include lease payment adjustments for inflation.

Goodwill and Other Intangibles

We perform our annual impairment assessment for goodwill and indefinite-lived intangible assets as of October 1st and more frequently if indicators of impairment exist. We consider qualitative factors to assess if it is more likely than not that the fair value for goodwill or indefinite-lived intangible assets is below the carrying amount. We may also elect to bypass the qualitative assessment and perform a quantitative assessment.

In conducting a qualitative assessment, the Company analyzes a variety of events or factors that may influence the fair value of the reporting unit or indefinite-lived intangible asset, including, but not limited to: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, share price and other relevant factors.

Goodwill

We have four reporting units for which we assess for impairment which also represent our operating segments and are defined as North America; Europe, Middle East and Africa; Latin America and Asia. The goodwill in any of our reporting units are not presently at risk for future impairment and a qualitative annual impairment assessment was performed in 2023. We evaluate goodwill using a qualitative assessment to determine whether it is more likely than not that the fair value of any reporting unit is less than its carrying amount, including goodwill.

When the qualitative assessment is not utilized and a quantitative test is performed, we estimate each reporting unit's fair value using the best information available to us, including market information and discounted cash flow projections, also referred to as the income approach. The income approach uses the reporting unit's projections of estimated operating results and cash flows that are discounted using a market participant discount rate based on a weighted-average cost of capital. Additionally, we validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach.

The goodwill impairment test compares a reporting unit's fair value to its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, no impairment loss is measured. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, then a goodwill impairment loss is measured at the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.

 For additional information, see Notes 5 and 10 to the Consolidated Financial Statements.

Intangible Assets

We perform a quantitative assessment of other indefinite-lived intangible assets, which are primarily comprised of trademarks. We estimate the fair value of these intangible assets using the relief-from-royalty method, which primarily requires assumptions related to projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the trademark, and a market participant discount rate based on a weighted-average cost of capital.

Other definite-life intangible assets are amortized over their useful life and are assessed for impairment when impairment indicators are present.

For additional information, see Notes 5 and 10 to the Consolidated Financial Statements.

Supply Chain Financing Arrangements

The Company has ongoing agreements globally with various third-parties to allow certain suppliers the opportunity to sell receivables due from us to participating financial institutions at the sole discretion of both the suppliers and the financial institutions.

We have no economic interest in the sale of these receivables and no direct financial relationship with the financial institutions concerning these services. Our obligations to suppliers, including amounts due and scheduled payment terms, are not impacted. All outstanding balances under these programs are recorded in accounts payable on our Consolidated Balance Sheets. At December 31, 2023, approximately $1.2 billion have been issued to participating financial institutions of which $383 million of the balance issued is related to our European major domestic appliance business which has been classified as held for sale starting from the fourth quarter of 2022. For additional information see Note 15 to the Consolidated Financial Statements. At December 31, 2022, approximately $1.1 billion have been issued to participating financial institutions, of which $368 million was related to our European major domestic appliance business.

A downgrade in our credit rating or changes in the financial markets could limit the financial institutions' willingness to commit funds to, and participate in, the programs. We do not believe such risk would have a material impact on our working capital or cash flows.

Derivative Financial Instruments

We use derivative instruments designated as cash flow, fair value and net investment hedges to manage our exposure to the volatility in material costs, foreign currency and interest rates on certain debt instruments. Changes in the fair value of derivative assets or liabilities (i.e., gains or losses) are recognized depending upon the type of hedging relationship and whether a hedge has been designated. For those derivative instruments that qualify for hedge accounting, we designate the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, fair value hedge, or a hedge of a net investment in a foreign operation. For a derivative instrument designated as a fair value hedge, the gain or loss on the derivative is recognized in earnings immediately with the offsetting gain or loss on the hedged item. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of Other Comprehensive Income (Loss) and is subsequently recognized in earnings when the hedged exposure affects earnings. For a derivative instrument designated as a hedge of a net investment in a foreign operation, the effective portion of the derivative's gain or loss is reported in Other Comprehensive Income (Loss) as part of the cumulative translation adjustment. Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in current net earnings. See Note 9 to the Consolidated Financial Statements for additional information about hedges and derivative financial instruments.

Foreign Currency Translation and Transactions

Foreign currency denominated assets and liabilities are translated into United States dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of Accumulated Other Comprehensive Income (Loss). The results of operations of foreign subsidiaries are translated at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions are included in net earnings.

Research and Development Costs

Research and development costs are charged to expense and totaled $473 million, $465 million and $485 million in 2023, 2022 and 2021, respectively.

Advertising Costs

Advertising costs are charged to expense when the advertisement is first communicated and totaled $392 million, $329 million and $345 million in 2023, 2022 and 2021, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Income Taxes and Indirect Tax Matters

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities using enacted rates. The effect of a change in tax rates on deferred tax assets is recognized in income in the period of the enactment date.

We recognize, primarily in other noncurrent liabilities, in the Consolidated Balance Sheets, the effects of uncertain income tax positions. Interest and penalties related to uncertain tax positions are reflected in income tax expense. We record liabilities, net of the amount, after determining it is more likely than not that the uncertain tax position will not be sustained upon examination based on its technical merits. We accrue for indirect tax contingencies when we determine that a loss is probable and the amount or range of loss is reasonably estimable.

Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be permanently invested.

See Note 13 to the Consolidated Financial Statements for additional information.

Share-based Incentive Plans

Share-based compensation expense is based on the grant date fair value and is expensed over the period during which an employee is required to provide service in exchange for the award (generally the vesting period). The Company's Share-based incentive plans include stock options, performance stock units, and restricted stock units, among other award types. The fair value of stock options are determined using the Black-Scholes option-pricing model, which incorporates assumptions regarding the risk-free interest rate, expected volatility, expected option life, expected forfeitures and dividend yield. Expected forfeitures are based on historical experience. Stock options are granted with an exercise price equal to the closing stock price on the date of grant. The fair value of restricted stock units and performance stock units is generally based on the closing market price of Whirlpool common stock on the grant date. Share-based compensation is recorded in selling, general and administrative expense on our Consolidated Statements of Income (Loss). See Note 12 to the Consolidated Financial Statements for additional information.

Acquisitions

We include the results of operations of the businesses in which we acquire a controlling financial interest in our Consolidated Financial Statements beginning as of the acquisition date. On the acquisition date, we recognize, separate from goodwill, the assets acquired, including separately identifiable intangible assets, and the liabilities assumed based on the preliminary purchase price allocation. The excess of the consideration transferred over the fair values assigned to the net identifiable assets and liabilities of the acquired business is recognized as goodwill. Transaction costs are recognized separately from the acquisition and are expensed as incurred.

We may adjust preliminary amounts recognized at the acquisition date to their subsequently determined acquisition-date fair values during the measurement period which is twelve months from acquisition date.

For additional information, see Note 15 to the Consolidated Financial Statements.

Equity Method Investments

Whirlpool holds an equity interest of 20% in Whirlpool (China) Co., Ltd. (Whirlpool China), an entity which was previously controlled by the Company. We account for the remaining interest under equity method accounting and Whirlpool China and its subsidiaries continue to supply the Company in the normal course of business. Whirlpool China was also granted a license to sell Whirlpool-branded products in China.

The following tables summarize balances and transactions with Whirlpool China and its subsidiaries during the periods presented.

Millions of dollars		December 31, 2023		December 31, 2022	
Other noncurrent assets	Carrying value of equity interest	$	**187**	$	201
Accounts payable	Outstanding amounts due	$	**91**	$	75

Changes in the carrying value of the equity interest are driven by earnings (loss) of the investee, the receipt of dividends, and the effect of foreign exchange.

	Twelve Months Ended December 31,			
Millions of dollars	2023		2022	
Purchases from Whirlpool China	$	**303**	$	376

The licensing revenue and outstanding accounts receivable from Whirlpool China and its subsidiaries are not material for the periods presented.

The Company's share of the results of equity method investments and elimination of intra-entity results are included in the Equity method investment income (loss), net of tax in the Consolidated Statements of Income (Loss) and Other noncurrent assets in the Consolidated Balance Sheets.

The market value of our 20% investment in Whirlpool China, based on the quoted market price, is $191 million as of December 31, 2023. Management has concluded that there are currently no indicators for an other-than-temporary impairment.

For additional information, see Note 15 to the Consolidated Financial Statements.

Related Party Transaction

In 2018, Whirlpool of India Limited ("Whirlpool India"), a majority-owned subsidiary of Whirlpool Corporation, acquired a 49% equity interest in Elica PB India for $22 million. On September 27, 2021, Whirlpool India entered into a share purchase agreement to acquire an additional 38% equity interest in Elica PB India for $57 million, which resulted in a controlling equity ownership of 87%. Following the closing of the transaction on September 29, 2021, Elica PB India is consolidated in Whirlpool Corporation's financial statements and is reported within our Asia reportable segment. The transaction resulted in a gain of approximately $42 million on the Company's previously held equity interest. This gain was recorded within Interest and sundry (income) expense during the third quarter of 2021.

Goodwill of $100 million, which is not deductible for tax purposes, arose from this transaction and is allocated to the Asia reportable segment. The allocation has been made on the basis that the anticipated synergies identified will primarily benefit this reportable segment.

Elica PB India is a VIE for which the Company is the primary beneficiary. The carrying amount of customer relationships, which are included in Other intangible assets, net of accumulated amortization, amounts to $29 million as of December 31, 2023. Other assets or liabilities of Elica PB India are not material to the Consolidated Financial Statements of the Company.

Both Whirlpool India and the non-controlling interest shareholders retain an option for Whirlpool India to purchase the remaining equity interest in Elica PB India for fair value, which could be material to the financial statements of the Company, depending on the performance of the business.

Adoption of New Accounting Standards

We adopted the following standards for the year ended December 31, 2023 which did not have a material impact on our Consolidated Financial Statements:

Standard		Effective Date
2022-04	Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations	January 1, 2023

Accounting Pronouncements Issued But Not Yet Effective

In November 2023, the FASB issued Update 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". This Update applies to all public entities that are required to report segment information in accordance with Topic 280. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The standard should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting this new standard.

In December 2023, the FASB issued Update 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". This Update applies to all entities that are subject to Topic 740. The amendments in this Update improve income tax disclosures primarily related to the rate reconciliation and income taxes paid information as well as the effectiveness of certain other income tax disclosures. The new standard is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The standard should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact of adopting this new standard.

All other issued and not yet effective accounting standards are not relevant to the Company.

(2)   REVENUE RECOGNITION

Revenue from Contracts with Customers

In accordance with Topic 606, revenue is recognized when performance obligations under the terms of a contract with our customer are satisfied; generally this occurs with the transfer of control of our products or services. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products or providing services. Certain customers may receive cash and/ or non-cash incentives, which are accounted for as variable consideration. To achieve the core principle, the Company applies the following five steps:

1. Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an agreement with a customer that defines each party's rights regarding the products or services to be transferred and identifies the payment terms related to these products or services, (ii) both parties to the contract are committed to perform their respective obligations, (iii) the contract has commercial substance, and (iv) the Company determines that collection of substantially all consideration for products or services that are transferred is probable based on the customer's intent and ability to pay the promised consideration. The Company applies judgment in determining the customer's ability and intention to pay, which is based on a variety of factors including the customer's payment history or, in the case of a new customer, published credit and financial information pertaining to the customer.

2. Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the products or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised products or services, the Company must apply judgment to determine whether promised products or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised products or services are accounted for as a combined performance obligation. The

Company has elected to account for shipping and handling activities as a fulfillment cost as permitted by the standard.

<u>3. Determine the transaction price</u>

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products or services to the customer. To the extent the transaction price is variable, revenue is recognized at an amount equal to the consideration to which the Company expects to be entitled. This estimate includes customer sales incentives which are accounted for as a reduction to revenue and estimated primarily using the expected value method. Determining the transaction price requires significant judgment, which is discussed by revenue category in further detail below.

In practice, we do not offer extended payment terms beyond one year to customers. As such, we do not adjust our consideration for financing arrangements.

<u>4. Allocate the transaction price to performance obligations in the contract</u>

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis unless a portion of the variable consideration related to the contract is allocated entirely to a performance obligation. The Company determines standalone selling price based on the price at which the performance obligation is sold separately.

<u>5. Recognize revenue when or as the Company satisfies a performance obligation</u>

The Company generally satisfies performance obligations at a point in time. Revenue is recognized based on the transaction price at the time the related performance obligation is satisfied by transferring a promised product or service to a customer. The impact to revenue related to prior period performance obligations is less than 1% of global consolidated revenues for the twelve months ended December 31, 2023, 2022 and 2021, respectively.

Disaggregation of Revenue

The following table presents our disaggregated revenues by revenue source. We sell products within all major product categories in each operating segment. For additional information on the disaggregated revenues by geographical regions, see Note 14 to the Consolidated Financial Statements.

		Twelve months ended				
Millions of dollars		2023		2022		2021
Major product categories:						
Laundry	$	**5,333**	$	5,133	$	6,122
Refrigeration		**5,794**		6,248		6,677
Cooking		**4,721**		5,056		5,639
Dishwashing		**1,729**		1,822		1,890
Total major product category net sales	$	**17,577**	$	18,259	$	20,327
Spare parts and warranties		**953**		923		1,187
Other		**925**		542		470
Total net sales	$	**19,455**	$	19,724	$	21,985

Major Product Category Sales

Whirlpool Corporation manufactures and markets a full line of home appliances and related products and services. Our major product categories include the following: refrigeration, laundry, cooking, and dishwashing. The refrigeration product category includes refrigerators, freezers, ice makers and refrigerator water filters. The laundry product category includes laundry appliances, commercial laundry products and related laundry accessories. The cooking category includes cooking appliances and other small domestic appliances. The dishwashing product category includes dishwasher appliances and related accessories.

For product sales, we transfer control and recognize a sale when we ship the product from our manufacturing facility to our customer or when the customer receives the product based upon agreed shipping terms. Each unit sold is considered an independent, unbundled performance obligation. We do not have any additional performance obligations other than product sales that are material in the context of the contract. The amount of consideration we receive and revenue we recognize varies due to sales incentives and returns we offer to our customers. When we give our customers the right to return eligible products, we reduce revenue for our estimate of the expected returns which is primarily based on an analysis of historical experience.

Spare Parts & Warranties

Spare parts are primarily sold to parts distributors and retailers, with a small number of sales to end consumers. For spare part sales, we transfer control and recognize a sale when we ship the product to our customer or when the customer receives product based upon agreed shipping terms. Each unit sold is considered an independent, unbundled performance obligation. We do not have any additional performance obligations other than spare part sales that are material in the context of the contract. The amount of consideration we receive and revenue we recognize varies due to sales incentives and returns we offer to our customers. When we give our customers the right to return eligible products, we reduce revenue for our estimate of the expected returns which is primarily based on an analysis of historical experience.

Warranties are classified as either assurance type or service type warranties. A warranty is considered an assurance type warranty if it provides the consumer with assurance that the product will function as intended. A warranty that goes above and beyond ensuring standard functionality is considered a service type warranty. The Company offers certain limited warranties that are assurance type warranties and extended service arrangements that are service type warranties. Assurance type warranties are not accounted for as separate performance obligations under the revenue model. If a service type warranty is sold with a product or separately, revenue is recognized over the life of the warranty. The Company evaluates warranty offerings in comparison to industry standards and market expectations to determine appropriate warranty classification. Industry standards and market expectations are determined by jurisdictional laws, competitor offerings and customer expectations. Market expectations and industry standards can vary based on product type and geography. The Company primarily offers assurance type warranties.

Whirlpool sells certain extended service arrangements separately from the sale of products. Whirlpool acts as a sales agent under a majority of these arrangements whereby the Company receives a fee that is recognized as revenue upon the sale of the extended service arrangement.

Other Revenue

Other revenue sources include primarily the revenues from the InSinkErator business, acquired in the fourth quarter of 2022, subscription arrangements and licenses as described below.

InSinkErator revenues consist primarily of food waste disposers and instant hot water dispensers. We transfer control and recognize a sale when we ship the product from our manufacturing facility to our customer or when the customer receives the product based upon agreed shipping terms, in a similar manner as our major product category sales.

The Company has a water filtration subscription business, operating under our *Brastemp* brand, in our Latin America segment which provides the consumers and businesses with a water filtration system that is installed in the consumer's or business's location. Our *Brastemp* water filtration subscription contracts represent a performance obligation that is satisfied over time and revenue is recognized as the performance obligation is completed. The installation and maintenance of the water filtration system are not distinct services in the context of the contract (i.e. the customer views all activities associated with the arrangement as one singular value proposition). The contract term is generally less than one year for these arrangements and revenue is recognized based on the monthly invoiced amount which directly corresponds to the value of our performance completed to date. On January 16, 2024, the Company entered into a share purchase agreement with a third-party buyer to sell the Company's *Brastemp* water filtration subscription business in the Latin America region. The completion of the transaction is contingent upon regulatory approvals and customary closing conditions, and is anticipated to occur in 2024. For additional information, see Note 15 to the Consolidated Financial Statements.

We license our brands in arrangements that do not include other performance obligations. Whirlpool licensing provides a right of access to the Company's intellectual property throughout the license period. Whirlpool recognizes licensing revenue over the life of the license contract as the underlying sale or usage occurs. As a result, we recognize revenue for these contracts at the amount which directly corresponds to the value provided to the customer.

Costs to Obtain or Fulfill a Contract

We do not capitalize costs to obtain a contract because a nominal number of contracts have terms that extend beyond one year. The Company does not have a significant amount of capitalized costs related to fulfillment.

Sales Tax and Indirect Taxes

The Company is subject to certain indirect taxes in certain jurisdictions including but not limited to sales tax, value added tax, excise tax and other taxes we collect concurrent with revenue-producing activities that are excluded from the transaction price, and therefore, excluded from revenue.

Allowance for Expected Credit Losses and Bad Debt Expense

We estimate our expected credit losses primarily by using an aging methodology and establish customer-specific reserves for higher risk trade customers. Our expected credit losses are evaluated and controlled within each geographic region considering the unique credit risk specific to the country, marketplace and economic environment. We take into account past events, current conditions and reasonable and supportable forecasts in developing the reserve.

The following table summarizes our allowance for doubtful accounts by operating segment for the twelve months ended December 31, 2023.

Millions of dollars	December 31, 2022	Charged to Earnings	Write-offs	Foreign Currency	Other [1]	December 31, 2023
Accounts receivable allowance						
North America	$ 6	$ —	$ (1)	$ —	$ —	$ 5
EMEA	2	(3)	(3)	1	4	1
Latin America	38	4	(8)	4	—	38
Asia	3	—	—	—	—	3
	$ 49	$ 1	$ (12)	$ 5	$ 4	$ 47
Financing receivable allowance						
Latin America	$ 27	$ —	$ —	$ 2	$ —	$ 29
Consolidated	$ 76	$ 1	$ (12)	$ 7	$ 4	$ 76

[1] Starting from the fourth quarter of 2022, accounts receivable allowance of our European major domestic appliance business is transferred to assets held for sale. For additional information, see Note 15 to the Consolidated Financial Statements.

We recorded an immaterial amount of bad debt expense for the years ended December 31, 2023, 2022 and 2021, respectively.

(3) LEASES

Leases

We lease certain manufacturing facilities, warehouses/distribution centers, office space, land, vehicles, and equipment. At lease inception, we determine the lease term by assuming the exercise of those renewal options that are reasonably assured. Leases with an initial term of 12 months or less are not recorded in the Consolidated Balance Sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. The Company had operating lease costs of approximately $235 million, $218 million and $234 million for the years ended December 31, 2023, 2022 and 2021, respectively.

At December 31, 2023 and 2022, we have no material leases classified as financing leases. We have approximately $929 million of non-cancellable operating lease commitments, excluding variable consideration at December 31, 2023 and $889 million at December 31, 2022. The undiscounted annual future minimum lease payments are summarized by year in the table below and excludes lease payments related to our European major domestic appliance business classified as held for sale.

Maturity of Lease Liabilities	Operating Leases (in millions)
2024	$ 191
2025	152
2026	138
2027	117
2028	87
Thereafter	244
Total lease payments	**$ 929**
Less: interest	156
Present value of lease liabilities	**$ 772**

The long-term portion of the lease liabilities included in the amounts above is $612 million as of December 31, 2023. The remainder of our lease liabilities are included in other current liabilities in the Consolidated Balance Sheets.

At December 31, 2023 and December 31, 2022, the weighted average remaining lease term and weighted average discount rate for operating leases was 7 years and 5%, respectively.

During the year ended December 31, 2023 the cash paid for amounts included in the measurement of the liabilities and the operating cash flows was $236 million. The right of use assets obtained in exchange for new liabilities was $157 million for the year ended December 31, 2023.

During the year ended December 31, 2022 the cash paid for amounts included in the measurement of the liabilities and the operating cash flows was $219 million. The right of use assets obtained in exchange for new liabilities was $79 million for the year ended December 31, 2022.

As the Company's lease agreements normally do not provide an implicit interest rate, we apply the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of future lease payments. Relevant information used in determining the Company's incremental borrowing rate includes the duration of the lease, location of the lease, and the Company's credit risk relative to risk-free market rates.

Many of our leases include renewal options that can extend the lease term. The execution of those renewal options is at our sole discretion and reflected in the lease term when they are reasonably certain to be exercised.

Certain leases also include options to purchase the underlying asset at fair market value. If leased assets have leasehold improvements, typically the depreciable life of those leasehold improvements are limited by the expected lease term. Additionally, certain lease agreements include lease payment adjustments for inflation.

Our lease agreements do not contain any material residual value guarantees or material restrictive covenants, except for synthetic leases (see Synthetic lease arrangements).

We rent or sublease certain real estate to third parties. Our sublease portfolio primarily consists of operating leases within our warehouses, resulting in a nominal amount of sublease income for the years ended December 31, 2023, 2022 and 2021, respectively.

Sale-leaseback transactions

There were no material sale-leaseback transactions in 2023. In the first quarter of 2022, the Company sold and leased back a group of non-core properties for net proceeds of approximately $52 million. The initial total annual rent for the properties is approximately $2 million per year over an initial 15 year lease term and is subject to annual rent increases. Under the terms of the lease agreement, the Company is responsible for all taxes, insurance and utilities and is required to adequately maintain the properties for the lease term. The Company has two sequential 5-year renewal options.

The transaction met the requirements for sale-leaseback accounting. Accordingly, the Company recorded the sale of the properties, which resulted in a gain of approximately $44 million ($36 million, net of tax) recorded in selling, general and administrative expense in the Consolidated Statements of Comprehensive Income (Loss) for the twelve months ended December 31, 2022. The related land and buildings were removed from property, plant and equipment, net and the appropriate right-of-use asset and lease liabilities of approximately $32 million were recorded in the Consolidated Balance Sheets at the time of the transaction in the first quarter of 2022.

There were no material sale-leaseback transactions in 2021.

Synthetic lease arrangements

We have a number of synthetic lease arrangements with financial institutions for non-core properties. The leases contain provisions for options to purchase, extend the original term for additional periods or return the property. As of December 31, 2023, these arrangements include residual value guarantees of up to approximately $378 million that could potentially come due in future periods. We do not believe it is probable that any material amounts will be owed under these guarantees. Therefore, no material amounts related to the residual value guarantees are included in the lease payments used to measure the right-of-use assets and lease liabilities. The residual value guarantee amounted to $334 million as of December 31, 2022.

The majority of these leases are classified as operating leases. We have assessed the reasonable certainty of these provisions to determine the appropriate lease term. The leases were measured using our incremental borrowing rate and are included in our right of use assets and lease liabilities in the Consolidated Balance Sheets. Rental payments are calculated at the applicable reference rate plus a margin. The impact to the Consolidated Balance Sheets and Consolidated Statements of Income (Loss) is nominal.

(4)   INVENTORIES

The following table summarizes our inventories at December 31, 2023 and 2022:

Millions of dollars	2023	2022
Finished products	$ 1,732	$ 1,580
Raw materials and work in process	515	509
Total inventories	$ 2,247	$ 2,089

(5)   GOODWILL AND OTHER INTANGIBLES

Goodwill

The following table summarizes goodwill attributable to our reporting units for the periods presented:

Millions of dollars	North America	EMEA	Latin America	Asia	Total Whirlpool
Ending balance December 31, 2021	$ 1,695	$ 296	$ 33	$ 461	$ 2,485
Currency translation adjustment	(3)	(18)	—	(9)	(30)
Divestitures and acquisitions [(1)]	1,137	—	—	—	1,137
Impairment [(2)]	$ —	$ (278)	$ —	$ —	$ (278)
Ending balance December 31, 2022	$ 2,829	$ —	$ 33	$ 452	$ 3,314
Currency translation adjustment	**1**	—	—	**(1)**	—
Divestitures and acquisitions [(1)]	**16**	—	—	—	**16**
Impairment	$ —	$ —	$ —	$ —	$ —
Ending balance December 31, 2023	**$ 2,846**	**$ —**	**$ 33**	**$ 451**	**$ 3,330**

[(1)]   Increase in goodwill is related to the purchase of InSinkErator business in 2022 and related measurement period adjustment in 2023. For additional information, see Note 15 to the Consolidated Financial Statements.
[(2)]   Full impairment of EMEA goodwill recorded in the second quarter of 2022. For additional information, See Note 10 to the Consolidated Financial Statements.

A*nnual impairment assessment*

We completed our annual test for goodwill as of October 1, 2023 and October 1, 2022. The Company performed a qualitative assessment for all our reporting units and determined no impairment was indicated.

Interim impairment assessment

In connection with the preparation of our Consolidated Condensed Financial Statements for three months ended June 30, 2022, we identified indicators of goodwill impairment for our EMEA reporting unit, which required us to complete an interim impairment assessment. The primary indicators of impairment were the adverse impacts from the continuation of the Russia and Ukraine conflict, including the impact on demand, the divestiture of our Russian operations and other ongoing adverse macroeconomic impacts such as raw material inflation, supply chain disruption and unfavorable demand. As a result of these factors, the operating results for the three-months ended June 30, 2022 were significantly lower than expected and our expectations of attaining our long term plans for the region were delayed.

In performing our quantitative assessment of goodwill, we estimated the reporting unit's fair value under an income approach using a discounted cash flow model. The income approach used the reporting unit's projections of estimated operating results and cash flows that were discounted using a market participant discount rate based on the weighted-average cost of capital. The main assumptions supporting the cash flow projections include revenue growth, EBIT margins and the discount rate. The financial projections reflect management's best estimate of economic and market conditions over the projected period including forecasted revenue growth, EBIT margins, tax rate, capital expenditures, depreciation and amortization, changes in working capital requirements and the terminal growth rate.

Based on our interim quantitative impairment assessment as of June 30, 2022, the carrying value of the EMEA reporting unit exceeded its fair value and we recorded a goodwill impairment charge for the full amount of the goodwill's carrying value of $278 million during the second quarter of 2022.

For additional information, see Note 10 to the Consolidated Financial Statements.

Other Intangible Assets

The following table summarizes other intangible assets for the period presented:

Millions of dollars	December 31, 2023			December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Other intangible assets, finite lives:						
Customer relationships [1]	$ 669	$ (326)	$ 343	$ 668	$ (287)	$ 381
Patents and other [2]	115	(114)	1	116	(113)	3
Total other intangible assets, finite lives	$ 784	$ (440)	$ 344	$ 784	$ (400)	$ 384
Trademarks, indefinite lives [3][4]	2,780	—	2,780	2,780	—	2,780
Total other intangible assets	$ 3,564	$ (440)	$ 3,124	$ 3,564	$ (400)	$ 3,164

[1]   Customer relationships have an estimated useful life of 5 to 19 years. Includes $327 million of customer relationships, net of accumulated amortization, acquired as part of InSinkErator acquisition in 2022.

[2]   Patents and other intangibles have an estimated useful life of 3 to 43 years.

[3]   Trademarks valued at $1.3 billion were acquired as part of the InSinkErator acquisition in 2022. For additional information, see Notes 10 and 15 to the Consolidated Financial Statements.

[4]   Includes *InSinkErator, Maytag* and *JennAir* trademarks with carrying values of $1.3 billion, $1.0 billion and $304 million, respectively.

A*nnual impairment assessment*

We completed our annual impairment assessment for other intangible assets as of October 1, 2023. The Company elected to bypass the qualitative assessment and perform a quantitative assessment to evaluate certain indefinite-life intangible assets. Based on the results of the quantitative annual assessment, we determined there were no impairments of the carrying values of intangible assets.

In the fourth quarter of 2022, and in connection with the classification of our European major domestic appliance business to held for sale, we recorded a loss of $1,521 million for the write-down of the disposal group to its estimated fair value of $139 million. The loss from the transaction includes the remaining carrying values of *Hotpoint** and *Indesit* trademarks for $92 million and $133 million, respectively, and write-down of other intangible assets of $54 million. See Note 10 and 15 to the Consolidated Financial Statements for additional information.

We completed our annual impairment assessment for other intangible assets as of October 1, 2022. The Company elected to bypass the qualitative assessment and perform a quantitative assessment to evaluate certain indefinite-lived intangible assets. Based on the results of the quantitative assessment, we determined there was no impairment of intangible assets, other than the amounts recorded during the second quarter of 2022. See Note 10 to the Consolidated Financial Statements for additional information.

Amortization expense was $40 million, $35 million and $47 million for the years ended December 31, 2023, 2022 and 2021, respectively.

*Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

The following table summarizes our future estimated amortization expense by year. Amortization expense related to intangible assets transferred to held for sale of our European major appliance business are excluded from the table below.

Millions of dollars	
2024	27
2025	24
2026	24
2027	24
2028	24

Interim impairment assessment

Similarly to the review of EMEA reporting unit, and in connection with the preparation of our Consolidated Condensed Financial Statements for three months ended June 30, 2022, we identified indicators of impairment associated with other intangible assets in our EMEA reporting unit, which required us to complete an interim impairment assessment. The primary indicators of impairment were the same as those identified for EMEA reporting unit and resulted in the actual revenues for the three-months ended June 30, 2022 being significantly lower than forecasted for *Indesit* and *Hotpoint** trademarks.

In performing our quantitative assessment of other intangible assets, primarily trademarks, we estimate the fair value using the relief-from-royalty method which requires assumptions related to projected revenues from our long-range plans; assumed royalty rates that could be payable if we did not own the trademark; and a discount rate using a market-based weighted-average cost of capital. Based on our interim quantitative impairment assessment as of June 30, 2022, the carrying value of certain other intangible assets, including *Indesit* and *Hotpoint**, exceeded their fair value, and we recorded an impairment charge of $106 million during the second quarter of 2022. See Note 10 to the Consolidated Financial Statements for additional information.

The estimates of future cash flows used in determining the fair value of goodwill and intangible assets involve significant management judgment and are based upon assumptions about expected future operating performance, economic conditions, market conditions and cost of capital. Inherent in estimating the future cash flows are uncertainties beyond our control, such as changes in capital markets. The actual cash flows could differ materially from management's estimates due to changes in business conditions, operating performance and economic conditions.

*Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

(6)   FINANCING ARRANGEMENTS

Long-Term Debt

The following table summarizes our long-term debt at December 31, 2023 and 2022:

Millions of dollars	2023	2022
Senior Note - 3.70%, maturing 2023	$ —	$ 250
Senior Note - 4.00%, maturing 2024	300	300
Term Loan - SOFR + 85bps, maturing 2024	500	1,000
Term Loan - SOFR +110bps, maturing 2025	1,500	1,500
Senior Note - 3.70%, maturing 2025	350	350
Senior Note - 1.25%, maturing 2026[1]	549	532
Senior Note - 1.10%, maturing 2027[1]	659	638
Senior Note - 0.50%, maturing 2028[1]	550	533
Senior Note - 4.75%, maturing 2029	695	695
Senior Note - 2.40%, maturing 2031	300	300
Senior Note - 4.70%, maturing 2032	298	297
Senior Note - 5.50%, maturing 2033	300	—
Senior Note - 5.15%, maturing 2043	249	249
Senior Note - 4.50%, maturing 2046	497	497
Senior Note - 4.60%, maturing 2050	493	493
Other, net	(26)	(23)
	$ 7,214	$ 7,611
Less current maturities	800	248
Total long-term debt	$ 6,414	$ 7,363

[1]   Euro denominated debt reflects impact of currency

For outstanding notes issued by our wholly-owned subsidiaries the debt is fully and unconditionally guaranteed by the Company.

The following table summarizes the contractual maturities of our long-term debt, including current maturities, at December 31, 2023:

Millions of dollars	
2024	800
2025	1,850
2026	549
2027	659
2028	550
Thereafter	2,806
Long-term debt, including current maturities	$ 7,214

Debt Offering

On February 22, 2023, the Company completed its offering of $300 million aggregate principal amount of 5.5% Senior Notes due 2033 (the "2033 Notes"), in a public offering pursuant to a registration statement on Form S-3 (File No. 333-255372). The 2033 Notes were issued under an indenture (the "Indenture"), dated March 20, 2000, between the Company, as issuer, and U.S. Bank Trust Company, National Association (as successor to U.S. Bank, National Association and Citibank, N.A.), as trustee. The sale of the 2033 Notes was made pursuant to the terms of an Underwriting Agreement, dated February 14, 2023, with BNP Paribas Securities Corp., ING Financial Markets LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc. and SG Americas Securities, LLC, as representatives of the several underwriters in connection with the offering and sales of the 2033 Notes. The 2033 Notes contain covenants that limit the Company's ability to incur certain liens or enter into certain sale and lease-back transactions. In addition, if we experience a specific kind of change of control, we are required to make an offer to purchase all of the notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest. The Company used the net proceeds from the sale of the 2033 Notes to repay $250 million aggregate principal amount of 3.7% Notes which were paid on March 1, 2023, and for general corporate purposes.

On May 4, 2022, the Company completed its offering of $300 million in principal amount of 4.7% Senior Notes due 2032 (the "2032 Notes"), in a public offering pursuant to a registration statement on Form S-3 (File No. 333-255372). The 2032 Notes were issued under the Indenture. The sale of the 2032 Notes was made pursuant to the terms of an Underwriting Agreement, dated May 2, 2022, among the Company, as issuer, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Mizuho Securities USA LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters in connection with the offering and sales of the 2032 Notes. The 2032 Notes contain covenants that limit the Company's ability to incur certain liens or enter into certain sale and lease-back transactions. In addition, if we experience a specific kind of change of control, we are required to make an offer to purchase all of the notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest. The Company used the net proceeds from the sale of the 2032 Notes to repay $300 million aggregate principal amount of 4.7% Notes which were paid on June 1, 2022.

Term Loan Agreement

On September 23, 2022, the Company entered into a Term Loan Agreement by and among the Company, Sumitomo Mitsui Banking Corporation ("SMBC"), as Administrative Agent and Syndication Agent and as lender, and certain other financial institutions as lenders. SMBC, BNP Paribas, ING Bank N.V., Dublin Branch, Mizuho Bank, Ltd., and Societe Generale acted as Joint Lead Arrangers and Syndication Agents; The Bank of Nova Scotia and Bank of China, Chicago Branch acted as Documentation Agents; and SMBC acted as Sole Bookrunner for the Term Loan Agreement. The Term Loan Agreement provides for an aggregate lender commitment of $2.5 billion. The Company utilized proceeds from the term loan facility on a delayed draw basis to fund a majority of the $3.0 billion purchase price consideration for the Company's acquisition from Emerson Corporation ("Emerson") of Emerson's InSinkErator business, as set forth in the Asset and Stock Purchase Agreement between Whirlpool and Emerson dated as of August 7, 2022 (the "Acquisition Agreement").

The term loan facility is divided into two tranches: a $1 billion tranche with a maturity date of April 30, 2024 and a $1.5 billion tranche with a maturity date of October 31, 2025.

The interest and fee rates payable with respect to the term loan facility based on the Company's current debt rating are as follows: (1) the spread over secured overnight financing rate ("SOFR") for the 18-month tranche is 0.75%; (2) the spread over SOFR for the 3-year tranche is 1.00%; (3) the spread over prime for both tranches is zero; and (4) the ticking fee for both tranches is 0.10%, as of the date hereof.

The Term Loan Agreement contains customary covenants and warranties including, among other things, a rolling twelve month interest coverage ratio required to be greater than or equal to 3.0 to 1.0 for each fiscal quarter. In addition, the covenants limit the Company's ability to (or to permit any subsidiaries to), subject to various exceptions and limitations: (i) merge with other companies; (ii) create liens on its property; and (iii) incur debt at the subsidiary level. We were in compliance with our interest coverage ratio under the term loan agreement as of December 31, 2023.

The outstanding amount for this term loan agreement at December 31, 2023 was $2 billion of which approximately $500 million is classified in current liabilities on the Consolidated Balance Sheet.

Credit Facilities

On May 3, 2022, the Company entered into a Fifth Amended and Restated Long-Term Credit Agreement (the "Amended Long-Term Facility") by and among the Company, certain other borrowers, the lenders referred to therein, JPMorgan Chase Bank, N.A. as Administrative Agent, and Citibank, N.A., as Syndication Agent. BNP Paribas, Mizuho Bank, Ltd. and Wells Fargo Bank, National Association acted as Documentation Agents. JPMorgan Chase Bank, N.A., BNP Paribas Securities Corp., Citibank, N.A., Mizuho Bank, Ltd. and Wells Fargo Securities, LLC acted as Joint Lead Arrangers and Joint Bookrunners for the Amended Long-Term Facility. Consistent with the Company's prior credit agreement, the Amended Long-Term Facility provides an aggregate borrowing capacity of $3.5 billion. The facility has a maturity date of May 3, 2027, unless earlier terminated.

The interest rate payable with respect to the Amended Long-Term Facility reflect a decrease of 0.125% in the interest rate margin from the Company's prior credit facility, and is based on the Company's current debt rating, Term SOFR + 1.00% interest rate margin per annum (with a 0.10% SOFR spread adjustment) or the Alternate Base Rate + 0.00% per annum, at the Company's election.

The Amended Long-Term Facility contains customary covenants and warranties, such as, among other things, a rolling four quarter interest coverage ratio required to be greater than or equal to 3.0 as of the end of each fiscal quarter. The Amended Long-Term Facility also includes limitations on the Company's ability to (or to permit any subsidiaries to), subject to various exceptions and limitations: (i) merge with other companies; (ii) create liens on its property; and (iii) incur debt at the subsidiary level. We were in compliance with our interest coverage ratio under the Amended Long-Term Facility as of December 31, 2023.

In addition to the committed $3.5 billion Amended Long-Term Facility and the committed $2.5 billion term loan, we have committed credit facilities in Brazil and India. These committed credit facilities provide borrowings up to approximately $218 million at December 31, 2023 and $204 million at December 31, 2022, based on exchange rates then in effect, respectively. These committed credit facilities have maturities that run through 2025.

We had $2.0 billion and $2.5 billion drawn on the committed credit facilities at December 31, 2023 and December 31, 2022, respectively.

Notes Payable

Notes payable, which consist of short-term borrowings payable to banks or commercial paper, are generally used to fund working capital requirements. The fair value of our notes payable approximates the carrying amount due to the short maturity of these obligations.

The following table summarizes the carrying value of notes payable at December 31, 2023 and 2022:

Millions of dollars	2023	2022
Short-term borrowings due to banks	$ 17	$ 4
Total notes payable	$ 17	$ 4

(7)   COMMITMENTS AND CONTINGENCIES

OTHER MATTERS

BEFIEX Credits and Other Brazil Tax Matters

In previous years, our Brazilian operations earned tax credits under the Brazilian government's export incentive program (BEFIEX). These credits reduced Brazilian federal excise taxes on domestic sales.

Our Brazilian operations have received tax assessments for income and social contribution taxes associated with certain monetized BEFIEX credits. We do not believe BEFIEX credits are subject to income or social contribution taxes. We have not provided for income or social contribution taxes on these BEFIEX credits, and based on the opinions of tax and legal advisors, we have not accrued any amount related to these assessments at December 31, 2023. The total amount of outstanding tax assessments received for income and social contribution taxes relating to the BEFIEX credits, including interest and penalties, is approximately 2.3 billion Brazilian reais (approximately $470 million at December 31, 2023).

Relying on existing Brazilian legal precedent, in 2003 and 2004, we recognized tax credits in an aggregate amount of $26 million, adjusted for currency, on the purchase of raw materials used in production ("IPI tax credits"). The Brazilian tax authority subsequently challenged the recording of IPI tax credits. No such credits have been recognized since 2004. In 2009, we entered into a Brazilian government program ("IPI Amnesty") which provided extended payment terms and reduced penalties and interest to encourage taxpayers to resolve this and certain other disputed tax credit amounts. As permitted by the program, we elected to settle certain debts through the use of other existing tax credits and recorded charges of approximately $34 million in 2009 associated with these matters. In July 2012, the Brazilian revenue authority notified us that a portion of our proposed settlement was rejected and we received tax assessments of 285 million Brazilian reais (approximately $59 million at December 31, 2023), reflecting interest and penalties to date. We believe these tax assessments are without merit and we are vigorously defending our position. The government's assessment in this case relies heavily on its arguments regarding taxability of BEFIEX credits for certain years, which we are disputing in one of the BEFIEX government assessment cases cited in the prior paragraph. Because the IPI Amnesty case is moving faster than the BEFIEX taxability case, we could be required to pay the IPI Amnesty assessment before obtaining a final decision in the BEFIEX taxability case.

We have received tax assessments from the Brazilian federal tax authorities relating to amounts allegedly due regarding insurance taxes (PIS/COFINS) for tax credits recognized since 2007. These credits were recognized for inputs to certain manufacturing and other business processes. These assessments are being challenged at the administrative and judicial levels in Brazil. The total amount of outstanding tax assessments received for credits recognized for PIS/COFINS inputs is approximately 334 million Brazilian reais (approximately $69 million at December 31, 2023). We believe these tax assessments are without merit and are vigorously defending our positions. Based on the opinion of our tax and legal advisors, we have not accrued any amount related to these assessments.

In addition to the BEFIEX, IPI tax credit and PIS/COFINS inputs matters noted above, other assessments issued by the Brazilian tax authorities related to indirect and income tax matters, and other matters, are at various stages of review in numerous administrative and judicial proceedings. The amounts related to these assessments will continue to be increased by monetary adjustments at the Selic rate, which is the benchmark rate set by the Brazilian Central Bank. In accordance with our accounting policies, we routinely assess these matters and, when necessary, record our best estimate of a loss. We believe these tax assessments are without merit and are vigorously defending our positions.

Litigation is inherently unpredictable and the conclusion of these matters may take many years to ultimately resolve. Amounts at issue in potential future litigation could increase as a result of interest and penalties in future periods. Accordingly, it is possible that an unfavorable outcome in these proceedings could have a material adverse effect on our financial statements in any particular reporting period.

Legacy EMEA Legal Matters

Competition Investigation

In 2013, the French Competition Authority ("FCA") commenced an investigation of appliance manufacturers and retailers in France, including Whirlpool and Indesit. The FCA investigation was split into two parts, and in December 2018, we finalized a settlement with the FCA on the first part of the investigation. The second part of the FCA investigation, which is focused primarily on manufacturer interactions with retailers, is ongoing. The Company has agreed to a preliminary settlement range with the FCA and recorded a charge of approximately $69 million in the first half of 2023. The Company expects the settlement amount to be finalized in the first half of 2024, and to make payment to the FCA in 2024.

Although it is currently not possible to assess the impact, if any, that matters related to the FCA investigation may have on our financial statements, matters related to the FCA investigation could have a material adverse effect on our financial statements in any particular reporting period.

Trade Customer Insolvency

The Company was a former indirect minority shareholder of Alno AG, a longstanding trade customer that filed for insolvency protection in Germany. In 2020, we paid a settlement of €52.75 million (approximately $59 million at the time of payment) to resolve any potential claims the insolvency trustee might have against the Company. We have also resolved certain claims brought by a third party related to Alno's insolvency through a settlement which includes a full release of any and all claims by that third party, and accrued an immaterial incremental amount during the second quarter related to this resolution.

Grenfell Tower

On June 23, 2017, London's Metropolitan Police Service released a statement that it had identified a Hotpoint–branded refrigerator as the initial source of the Grenfell Tower fire in West London. U.K. authorities are conducting investigations, including regarding the cause and spread of the fire. The model in question was manufactured by Indesit Company between 2006 and 2009, prior to Whirlpool's acquisition of Indesit in 2014. We are fully cooperating with the investigating authorities. Whirlpool was named as a defendant in a product liability suit in Pennsylvania federal court related to this matter. The federal court dismissed the case with prejudice in September 2020 and the dismissal was affirmed on appeal in July 2022. Plaintiffs filed a petition with the U.S. Supreme Court in January 2023, which was subsequently denied. In December 2020, lawsuits related to Grenfell Tower were filed in the U.K. against approximately 20 defendants, including Whirlpool Corporation and certain Whirlpool subsidiaries. In the fourth quarter of 2022, we accrued an immaterial amount related to these claims in our financial statements. Additional claims may be filed related to this incident.

Latin America Tax Review

In the first quarter of 2023, we accrued an immaterial amount in our Consolidated Condensed Financial Statements related to prior-period Value Added Tax (VAT) remittances in our Latin America region. We resolved certain aspects of this matter in the second quarter of 2023 and the overall financial statement impact of such resolution was immaterial. We continue to review tax matters within the region for any potential additional impacts, if any; certain matters could have a material adverse effect on our financial statements in any particular reporting period.

Other Litigation

See Note 13 for information on certain U.S. income tax litigation. In addition, we successfully defended against two lawsuits that were certified for treatment as class actions in U.S. federal court, relating to two top-load washing machine models. In December 2019, the court in one of these lawsuits entered summary judgment in Whirlpool's favor, and that judgment was affirmed on appeal in late 2023. The second lawsuit, which was stayed pending resolution of the first lawsuit, has also been dismissed.

We are currently vigorously defending a number of other lawsuits related to the manufacture and sale of our products which include class action allegations, and may become involved in similar actions. These lawsuits allege claims which include negligence, breach of contract, breach of warranty, product liability and safety claims, false advertising, fraud, and violation of federal and state regulations, including consumer protection laws. In general, we do not have insurance coverage for class action lawsuits. We are also involved in various other legal actions arising in the normal course of business, for which insurance coverage may or may not be available depending on the nature of the action. We dispute the merits of these suits and actions, and intend to vigorously defend them. Management believes, based upon its current knowledge, after taking into consideration legal counsel's evaluation of such suits and actions, and after taking into account current litigation accruals, that the outcome of these matters currently pending against Whirlpool should not have a material adverse effect, if any, on our financial statements.

Product Warranty Reserves

Product warranty reserves are included in other current and other noncurrent liabilities in our Consolidated Balance Sheets. The following table summarizes the changes in total product warranty reserves for the periods presented:

Millions of dollars	Product Warranty 2023	2022
Balance at January [1]	$ 190	$ 286
Issuances/accruals during the period	311	267
Settlements made during the period/other	(303)	(304)
Liabilities classified to held for sale [1]	8	(59)
Balance at December 31	$ 206	$ 190
Current portion	$ 136	$ 131
Non-current portion	70	59
Total	$ 206	$ 190

[1] Starting from the fourth quarter of 2022, product warranty reserve, and subsequent movements of the reserve, of our European major domestic appliance business has been transferred to liabilities held for sale.

In the normal course of business, we engage in investigations of potential quality and safety issues. As part of our ongoing effort to deliver quality products to consumers, we are currently investigating certain potential quality and safety issues globally. As necessary, we undertake to effect repair or replacement of appliances in the event that an investigation leads to the conclusion that such action is warranted.

Guarantees

We have guarantee arrangements in a Brazilian subsidiary. For certain creditworthy customers, the subsidiary guarantees customer lines of credit at commercial banks to support purchases following its normal credit policies. If a customer were to default on its line of credit with the bank, our subsidiary would be required to assume the line of credit and satisfy the obligation with the bank. At December 31, 2023 and December 31, 2022, the guaranteed amounts totaled 1,321 million Brazilian reais (approximately $273 million at December 31, 2023) and 1,122 million Brazilian reais (approximately $215 million at December 31, 2022), respectively. The fair value of these guarantees were nominal at December 31, 2023 and December 31, 2022. Our subsidiary insures against a significant portion of this credit risk for these guarantees, under normal operating conditions, through policies purchased from high-quality underwriters.

We provide guarantees of indebtedness and lines of credit for various consolidated subsidiaries. The maximum contractual amount of indebtedness and lines of credit available under these lines for consolidated subsidiaries totaled approximately $3.0 billion at December 31, 2023 and $2.9 billion at December 31, 2022. Our total short-term outstanding bank indebtedness under guarantees (excluding those related to the European major domestic appliance business) was $17 million at December 31, 2023, and was nominal at December 31, 2022.

Purchase Obligations

Our expected cash outflows resulting from non-cancellable purchase obligations are summarized by year in the table below. Non-cancellable purchase obligations related to the European major domestic appliance business are excluded from the table below from April 2024 onwards, when the European transaction is expected to be completed.

Millions of dollars		
2024	$	257
2025		119
2026		49
2027		20
2028		18
Thereafter		44
Total purchase obligations	**$**	**507**

(8) PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

We have funded and unfunded defined benefit pension plans that cover certain employees in North America, Europe, Asia and Brazil. The United States plans comprise the majority of our obligation. All but one of these plans are frozen for all participants. The primary formula for United States salaried employees covered under the qualified defined benefit plan and the unfunded, nonqualifed Retirement Benefits Restoration Plan was based on years of service and final average salary, while the primary formula for United States hourly employees covered under the defined benefit plans was based on specific dollar amounts for each year of service. There were multiple formulas for employees covered under the qualified and nonqualified defined benefit plans that were sponsored by Maytag, including a cash balance formula. We have foreign pension plans that accrue benefits. The plans generally provide benefit payments using a formula that is based upon employee compensation and length of service.

In addition, we sponsor an unfunded Supplemental Executive Retirement Plan that remains open to new participants and additional benefit accruals. This plan is nonqualified and provides certain key employees additional defined pension benefits that supplement those provided by the Company's other retirement plans.

A defined contribution plan is provided to all United States employees and is not classified within the net periodic benefit cost. The Company provides annual match and automatic company contributions, in cash or Company stock, of up to 7% of employees' eligible pay. Our contributions during 2023, 2022 and 2021 were $87 million, $90 million and $91 million, respectively.

We provide postretirement health care benefits for eligible retired employees in the United States, Canada and Brazil. For our United States plan, which comprises the majority of our obligation, eligible retirees include those who were full-time employees with 10 years of service who attained age 55 while in service with us and those union retirees who met the eligibility requirements of their collective bargaining agreements. In general, the postretirement health and welfare benefit plans include cost-sharing provisions that limit our exposure for recent and future retirees and are contributory, with participants' contributions adjusted annually. In the United States, benefits for certain retiree populations follow a defined contribution model that allocates certain monthly or annual amounts to a retiree's account under the plan.

Starting from the fourth quarter of 2022, pension assets and liabilities related to the European major domestic appliance business have been classified as held for sale.

The postretirement medical benefit programs are unfunded. We reserve the right to modify these benefits in the future.

Defined Benefit - Pensions and Other Postretirement Benefit Plans

Obligations and Funded Status at End of Year

Millions of dollars	United States Pension Benefits		Foreign Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022	2023	2022
Funded status						
Fair value of plan assets	$ 1,980	$ 2,072	$ 29	$ 30	$ —	$ —
Benefit obligations	2,098	2,211	65	60	123	121
Funded status	$ (118)	$ (139)	$ (36)	$ (30)	$ (123)	$ (121)
Amounts recognized in the consolidated balance sheets						
Noncurrent asset	$ —	$ 21	$ 6	$ 7	$ —	$ —
Current liability	(8)	(9)	(5)	(4)	(16)	(25)
Noncurrent liability	(110)	(151)	(37)	(33)	(107)	(96)
Amount recognized	$ (118)	$ (139)	$ (36)	$ (30)	$ (123)	$ (121)
Amounts recognized in accumulated other comprehensive loss (pre-tax)						
Net actuarial loss	$ 1,239	$ 1,266	$ 206	$ 111	$ (2)	$ (15)
Prior service (credit) cost	1	1	2	3	(9)	(52)
Amount recognized	$ 1,240	$ 1,267	$ 208	$ 114	$ (11)	$ (67)

Change in Benefit Obligation

Millions of dollars	United States Pension Benefits		Foreign Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022	2023	2022
Benefit obligation, beginning of year	$ 2,211	$ 2,968	$ 60	$ 924	$ 121	$ 166
Service cost	2	3	3	4	—	—
Interest cost	115	82	26	15	7	5
Plan participants' contributions	—	—	—	—	—	—
Actuarial (gain) loss	44	(606)	53	(262)	11	(28)
Benefits paid	(274)	(230)	(30)	(28)	(19)	(18)
Plan amendments	—	—	(1)	—	2	(5)
Other adjustments	—	—	—	11	—	—
Settlements / curtailment (gain)	—	(6)	(6)	(7)	—	—
Foreign currency exchange rates	—	—	29	(82)	1	1
Reclassification of obligation to held for sale [1]	—	—	(69)	(515)	—	—
Benefit obligation, end of year	$ 2,098	$ 2,211	$ 65	$ 60	$ 123	$ 121
Accumulated benefit obligation, end of year	$ 2,090	$ 2,205	$ 58	$ 52	N/A	N/A

[1] Starting from the fourth quarter of 2022, benefit obligations of our European major domestic appliance business is transferred to assets held for sale. For additional information, see Note 15 to the Consolidated Financial Statements.

The actuarial (gain) loss for all pension and other postretirement benefit plans in 2023 and 2022 was primarily related to a change in the discount rate used to measure the benefit obligation of those plans.

Change in Plan Assets

Millions of dollars	United States Pension Benefits		Foreign Pension Benefits		Other Postretirement Benefits	
	2023	2022	2023	2022	2023	2022
Fair value of plan assets, beginning of year	$ 2,072	$ 2,904	$ 30	$ 665	$ —	$ —
Actual return on plan assets	175	(605)	1	(181)	—	—
Employer contribution	7	9	3	30	19	18
Plan participants' contributions	—	—	—	—	—	—
Benefits paid	(274)	(230)	(4)	(28)	(19)	(18)
Transfer of plan assets	—	—	—	—	—	—
Other adjustments	—	—	(1)	—	—	—
Settlements	—	(6)	—	(7)	—	—
Foreign currency exchange rates	—	—	—	(70)	—	—
Reclassification of plan assets to held for sale [1]	—	—	—	(379)	—	—
Fair value of plan assets, end of year	$ 1,980	$ 2,072	$ 29	$ 30	$ —	$ —

[1] Starting from the fourth quarter of 2022, fair value of plan assets of our European major domestic appliance business is transferred to assets held for sale. For additional information, see Note 15 to the Consolidated Financial Statements.

Components of Net Periodic Benefit Cost

Millions of dollars	United States Pension Benefits			Foreign Pension Benefits			Other Postretirement Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Service cost	$ 2	$ 3	$ 3	$ 3	$ 4	$ 5	$ —	$ —	$ —
Interest cost	115	82	77	26	15	14	7	5	5
Expected return on plan assets	(140)	(144)	(158)	(22)	(31)	(34)	—	—	—
Amortization:									
Actuarial loss	37	57	69	5	9	19	(1)	—	—
Prior service cost (credit)	—	—	—	—	—	—	(41)	(46)	(46)
Curtailment (gain) / loss	—	—	—	—	(1)	—	—	—	—
Settlement loss	—	1	5	1	2	2	—	—	—
Net periodic benefit cost (income)	$ 14	$ (1)	$ (4)	$ 13	$ (2)	$ 6	$ (35)	$ (41)	$ (41)

The following table summarizes the net periodic cost recognized in operating profit and interest and sundry (income) expense for the years ended December 31, 2023, 2022 and 2021:

Millions of dollars	United States Pension Benefits			Foreign Pension Benefits			Other Postretirement Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Operating (profit) loss	$ 2	$ 3	$ 3	$ 3	$ 4	$ 5	$ —	$ —	$ —
Interest and sundry (income) expense	12	(4)	(7)	10	(6)	1	(35)	(41)	(41)
Net periodic benefit cost (income)	$ 14	$ (1)	$ (4)	$ 13	$ (2)	$ 6	$ (35)	$ (41)	$ (41)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss) (Pre-Tax) in 2023

Millions of dollars	United States Pension Benefits	Foreign Pension Benefits	Other Postretirement Benefits
Current year actuarial loss / (gain)	$ 10	$ 78	$ 11
Actuarial (loss) recognized during the year	(37)	(6)	1
Current year prior service cost (credit)	—	(1)	2
Prior service credit (cost) recognized during the year	—	—	41
Total recognized in other comprehensive income (loss) (pre-tax)	$ (27)	$ 71	$ 55
Total recognized in net periodic benefit costs and other comprehensive income (loss) (pre-tax)	$ (13)	$ 84	$ 20

We amortize actuarial losses and prior service costs (credits) over a period of up to 16 years and 10 years, respectively.

Assumptions

Weighted-Average Assumptions used to Determine Benefit Obligation at End of Year

	United States Pension Benefits		Foreign Pension Benefits [1]		Other Postretirement Benefits	
	2023	2022	2023	2022	2023	2022
Discount rate	5.15 %	5.55 %	4.44 %	4.72 %	5.72 %	6.05 %
Rate of compensation increase	4.50 %	4.50 %	3.58 %	3.52 %	N/A	N/A
Interest crediting rate for cash balance plans	3.90 %	4.30 %	2.81 %	2.85 %	N/A	N/A

[1] Weighted-average assumptions include assumptions related to pension plans classified as held for sale.

Weighted-Average Assumptions used to Determine Net Periodic Cost

	United States Pension Benefits			Foreign Pension Benefits [1]			Other Postretirement Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Discount rate	5.55%	2.85%	2.50%	4.72%	1.89%	1.55%	6.36%	4.27%	3.66%
Expected long-term rate of return on plan assets	6.00%	5.50%	6.00%	5.33%	5.23%	5.48%	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.50%	3.52%	3.59%	3.47%	N/A	N/A	N/A
Interest crediting rate for cash balance plans	4.30%	1.60%	1.25%	2.85%	2.36%	1.99%	N/A	N/A	N/A
Health care cost trend rate									
Initial rate	N/A	N/A	N/A	N/A	N/A	N/A	5.50%	5.75%	6.00%
Ultimate rate	N/A	N/A	N/A	N/A	N/A	N/A	5.00%	5.00%	5.00%
Year that ultimate rate will be reached	N/A	N/A	N/A	N/A	N/A	N/A	2025	2025	2025

[1] Weighted-average assumptions include assumptions related to pension plans classified as held for sale.

Discount Rate

For our United States pension and postretirement benefit plans, the discount rate was selected using a hypothetical portfolio of high quality bonds outstanding at December 31 that would provide the necessary cash flows to match our projected benefit payments. For our foreign pension and postretirement benefit plans, the discount rate was primarily selected using high quality bond yields for the respective country or region covered by the plan.

Expected Return on Plan Assets

In the United States, the expected return on plan assets is developed considering asset mix, historical asset class data and long-term expectations. The resulting weighted-average return was rounded to the nearest quarter of one percent and applied to the fair value of plan assets at December 31, 2023.

For foreign pension plans, the expected rate of return on plan assets was primarily determined by observing historical returns in the local fixed income and equity markets and computing the weighted average returns with the weights being the asset allocation of each plan.

Cash Flows

Funding Policy

Our funding policy is to contribute to our qualified United States pension plans amounts sufficient to meet the minimum funding requirement as defined by employee benefit and tax laws, plus additional amounts which we may determine to be appropriate. In certain countries other than the United States, the funding of pension plans is not common practice. Contributions to our United States pension plans may be made in the form of cash or, in the case of our defined contribution plan in our discretion, company stock. We pay for retiree medical benefits as they are incurred.

There have been no contributions to the pension trust for our U.S. defined benefit plans during the twelve months ended December 31, 2023 and 2022.

Expected Employer Contributions to Funded Plans

Millions of dollars	United States Pension Benefits		Foreign Pension Benefits	
2024	$	—	$	19

Expected Benefit Payments

Expected benefit payments related to the European major domestic appliance business classified as held for sale are excluded from the table below. The transaction is expected to close by April 2024 and the payments related to the first quarter of 2024 are not material.

Millions of dollars	United States Pension Benefits		Foreign Pension Benefits		Other Postretirement Benefits	
2024	$	245	$	6	$	16
2025		206		9		13
2026		201		6		12
2027		196		9		10
2028		186		6		10
2029-2033	$	800	$	30	$	43

Plan Assets

Our overall investment strategy is to achieve an appropriate mix of investments for long-term growth and for near-term benefit payments with a wide diversification of asset types, fund strategies, and investment fund managers. The target allocation for our plans is approximately 20%

in growth assets and 80% in immunizing fixed income securities, with exceptions for foreign pension plans. The fixed income securities duration is intended to match that of our United States pension liabilities.

Plan assets are reported at fair value based on an exit price, representing the amount that would be received to sell an asset in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets that are observable, either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Certain investments are valued based on net asset value (NAV), which approximates fair value. Such basis is determined by referencing the respective fund's underlying assets. There are no unfunded commitments or other restrictions associated with these investments. We manage the process and approve the results of a third-party pricing service to value the majority of our securities and to determine the appropriate level in the fair value hierarchy.

The fair values of our pension plan assets at December 31, 2023 and 2022, by asset category were as follows:

	December 31,									
	Quoted prices (Level 1)		Other significant observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Net Asset Value		Total	
Millions of dollars	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash and cash equivalents	$ —	$ —	$ 178	$ 159	$ —	$ —	$ —	$ —	$ 178	$ 159
Government and government agency securities [1]										
U.S. securities	—	—	75	82	—	—	—	—	75	82
International securities	—	—	39	42	—	—	—	—	39	42
Corporate bonds and notes [1]										
U.S. companies	—	—	1,094	1,194	—	—	—	—	1,094	1,194
International companies	—	—	154	187	—	—	—	—	154	187
Equity securities [2]										
U.S. companies	—	—	—	—	—	—	—	—	—	—
International companies	8	11	—	—	—	—	—	—	8	11
Mutual funds [3]	—	—	71	73	—	—	—	—	71	73
Investments at net asset value										
U.S. equity securities [4]	—	—	—	—	—	—	227	166	227	166
International equity securities [4]	—	—	—	—	—	—	119	123	119	123
Short-term investment fund [4]	—	—	—	—	—	—	—	—	—	—
International debt securities [5]	—	—	—	—	—	—	—	—	—	—
International equity securities [5]	—	—	—	—	—	—	—	—	—	—
Real estate [6]	—	—	—	—	—	—	—	—	—	—
Limited partnerships [7]										
U.S. private equity investments	—	—	—	—	15	17	—	—	15	17
Diversified fund of funds	—	—	—	—	—	1	—	—	—	1
Emerging growth	—	—	—	—	2	2	—	—	2	2
All other investments	—	—	27	45	—	—	—	—	27	45
	$ 8	$ 11	$1,638	$1,782	$ 17	$ 20	$346	$289	$2,009	$2,102

[1] Valued using pricing vendors who use proprietary models to estimate the price a dealer would pay to buy a security using significant observable inputs, such as interest rates, yield curves, and credit risk.

[2] Valued using the closing stock price on a national securities exchange, which reflects the last reported sales price on the last business day of the year.

[3] Valued using the net asset value (NAV) of the fund, which is based on the fair value of underlying securities. The fund primarily invests in a diversified portfolio of equity securities, fixed income debt securities and real estate issued by non-U.S. companies.

[4]   Common and collective trust funds valued using the NAV of the fund, which is based on the fair value of underlying securities.

[5]   Fund of funds valued using the NAV of the fund, which is based on the fair value of underlying securities. International debt securities includes corporate bonds and notes and government and government agency securities.

[6]   Valued using the NAV of the fund, which is based on the fair value of underlying assets.

[7]   Valued at estimated fair value based on the proportionate share of the limited partnership's fair value, as determined by the general partner.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Millions of dollars	Limited Partnerships
Balance, December 31, 2022	$ 20
Realized gain / (loss) (net)	—
Unrealized gain / (loss) (net)	(2)
Purchases	(1)
Settlements	(1)
Balance, December 31, 2023	$ 16

Additional Information

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2023 and 2022 were as follows:

	United States Pension Benefits		Foreign Pension Benefits	
Millions of dollars	2023	2022	2023	2022
Projected benefit obligation	$ 2,098	$ 1,866	$ 42	$ 37
Fair value of plan assets	$ 1,980	$ 1,706	$ 1	$ (1)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2023 and 2022 were as follows:

	United States Pension Benefits		Foreign Pension Benefits	
Millions of dollars	2023	2022	2023	2022
Projected benefit obligation	$ 2,098	$ 1,866	$ 42	$ 37
Accumulated benefit obligation	2,090	1,860	39	34
Fair value of plan assets	$ 1,980	$ 1,706	$ 1	$ (1)

(9)   HEDGES AND DERIVATIVE FINANCIAL INSTRUMENTS

Derivative instruments are accounted for at fair value based on market rates. Derivatives where we elect hedge accounting are designated as either cash flow, fair value or net investment hedges. Derivatives that are not accounted for based on hedge accounting are marked to market through earnings. If the designated cash flow hedges are highly effective, the gains and losses are recorded in other comprehensive income (loss) and subsequently reclassified to earnings to offset the impact of the hedged items when they occur. In the event it becomes probable the forecasted transaction to which a cash flow hedge relates will not occur, the derivative would be terminated and the amount in accumulated other comprehensive income (loss) would be recognized in earnings. The fair value of the hedge asset or liability is present in either other current assets/liabilities or other noncurrent assets/liabilities on the Consolidated Balance Sheets and in other within cash provided by (used in) operating activities in the Consolidated Statements of Cash Flows. Using derivative instruments means assuming counterparty credit risk. Counterparty credit risk relates to the loss we could incur if a counterparty were to default on a derivative contract. We generally deal with investment grade counterparties and monitor the overall credit risk and exposure to individual counterparties. We do not anticipate nonperformance by any counterparties. The amount of counterparty credit exposure is limited to the unrealized gains, if any, on such derivative contracts. We do not require nor do we post collateral on such contracts.

Hedging Strategy

In the normal course of business, we manage risks relating to our ongoing business operations including those arising from changes in commodity prices, foreign exchange rates and interest rates. Fluctuations in these rates and prices can affect our operating results and financial condition. We use a variety of strategies, including the use of derivative instruments, to manage these risks. We do not enter into derivative financial instruments for trading or speculative purposes.

Commodity Price Risk

We enter into commodity derivative contracts on various commodities to manage the price risk associated with forecasted purchases of materials used in our manufacturing process. The objective of these hedges is to reduce the variability of cash flows associated with the forecasted purchase of commodities.

Foreign Currency and Interest Rate Risk

We incur expenses associated with the procurement and production of products in a limited number of countries, while we sell in the local currencies of a large number of countries. Our primary foreign currency exchange exposures result from cross-currency sales of products. As a result, we enter into foreign exchange contracts to hedge certain firm commitments and forecasted transactions to acquire products and services that are denominated in foreign currencies. We enter into certain undesignated non-functional currency asset and liability hedges that relate primarily to short-term payables, receivables, intercompany loans and dividends. When we hedge a foreign currency denominated payable or receivable with a derivative, the effect of changes in the foreign exchange rates are reflected currently in interest and sundry (income) expense for both the payable/receivable and the derivative. Therefore, as a result of the economic hedge, we do not elect hedge accounting.

We also enter into hedges to mitigate currency risk primarily related to forecasted foreign currency denominated expenditures, intercompany financing agreements and royalty agreements and designate them as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges, to the extent they are included in the assessment of effectiveness, are recorded in other comprehensive income (loss) and subsequently reclassified to earnings to offset the impact of the hedged items when they occur.

We may enter into cross-currency interest rate swaps to manage our exposure relating to cross-currency debt. Outstanding notional amounts of cross-currency interest rate swap agreements were $618 million and $618 million at December 31, 2023 and 2022, respectively.

We may enter into interest rate swap agreements to manage interest rate risk exposure. Our interest rate swap agreements, if any, effectively modify our exposure to interest rate risk, primarily through converting certain floating rate debt to a fixed rate basis, and certain fixed rate debt to a floating rate basis. These agreements involve either the receipt or payment of floating rate amounts in exchange for fixed rate interest payments or receipts, respectively, over the life of the agreements without an exchange of the underlying principal amounts. We may enter into swap rate lock agreements to effectively reduce our exposure to interest rate risk by locking in interest rates on probable long-term debt issuances. There were no outstanding notional amounts of interest rate swap agreements at December 31, 2023 and December 31, 2022.

Net Investment Hedging

For instruments that are designated and qualify as a net investment hedge, the effective portion of the instruments' gain or loss is reported as a component of other comprehensive income (loss) and recorded in accumulated other comprehensive loss. The gain or loss will be subsequently reclassified into net earnings when the hedged net investment is either sold or substantially liquidated. The remaining change in fair value of the hedge instruments represents the ineffective portion, which is immediately recognized in interest and sundry (income) expense on our Consolidated Statements of Income. During the fourth quarter of 2022, Whirlpool substantially liquidated its foreign currency denominated investment in Mexico. As a result, losses of approximately $53 million recorded in Accumulated other comprehensive loss were reclassified into Interest and sundry (income) expense in the Consolidated Financial Statements in 2022. As of December 31, 2023, there were no outstanding hedges designated as net investment hedges.

The following table summarizes our outstanding derivative contracts and their effects on our Consolidated Balance Sheets at December 31, 2023 and 2022. Hedge assets and liabilities of our European major domestic appliance business have been classified as held for sale and are excluded from the table below.

| | | | Fair Value of | | | | | | |
| | Notional Amount | | Hedge Assets | | Hedge Liabilities | | Type of Hedge | Maximum Term (Months) | |
Millions of dollars	2023	2022	2023	2022	2023	2022		2023	2022
Derivatives accounted for as hedges[1]									
Commodity swaps/options	$ 193	$ 170	$ 4	$ 7	$ 9	$ 17	(CF)	24	24
Foreign exchange forwards/options	952	998	1	24	31	20	(CF/NI)	15	15
Cross-currency swaps	618	618	5	5	79	42	(CF)	62	74
Interest rate derivatives	—	—	—	—	—	—	(CF)	0	0
Total derivatives accounted for as hedges			$ 10	$ 36	$ 119	$ 79			
Derivatives not accounted for as hedges									
Commodity swaps/options	$ —	$ 1	$ —	$ —	$ —	$ —	N/A	0	0
Foreign exchange forwards/options [2]	1,569	439	13	5	9	6	N/A	10	5
Total derivatives not accounted for as hedges			$ 13	$ 5	$ 9	$ 6			
Total derivatives			$ 23	$ 41	$ 128	$ 85			
Current			$ 22	$ 40	$ 46	$ 41			
Noncurrent			1	1	82	44			
Total derivatives			$ 23	$ 41	$ 128	$ 85			

[1] Derivatives accounted for as hedges are considered either cash flow (CF) or net investment (NI) hedges.
[2] Foreign exchange forwards/options have increased due to intercompany loan movements related to the anticipated contribution of our European major domestic appliance business.

The following tables summarize the effects of derivative instruments on our Consolidated Statements of Income (Loss) and Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023 and 2022:

Millions of dollars	Gain (Loss) Recognized in OCI (Effective Portion) [3]	
	2023	2022
Cash flow hedges		
Commodity swaps/options	$ (13)	$ (3)
Foreign exchange forwards/options	(69)	113
Cross-currency swaps	(18)	(47)
Interest rate derivatives	—	56
Net investment hedges		
Foreign currency	—	(26)
	$ (100)	$ 93

Cash Flow Hedges - Millions of dollars	Location of Gain (Loss) Reclassified from OCI into Earnings (Effective Portion)	Gain (Loss) Reclassified from OCI into Earnings (Effective Portion) [3],[4],[5]	
		2023	2022
Commodity swaps/options [3]	Cost of products sold	$ (15)	$ 39
Foreign exchange forwards/options	Net sales	(2)	—
Foreign exchange forwards/options	Cost of products sold	(46)	(26)
Foreign exchange forwards/options	Interest and sundry (income) expense	24	130
Cross-currency swaps [5]	Interest and sundry (income) expense	3	(50)
		$ (36)	$ 93

Derivatives not Accounted for as Hedges - Millions of dollars	Location of Gain (Loss) Recognized on Derivatives not Accounted for as Hedges	Gain (Loss) Recognized on Derivatives not Accounted for as Hedges [3]	
		2023	2022
Foreign exchange forwards/options	Interest and sundry (income) expense	$ (35)	$ (24)

[3] Change in gain (loss) recognized in OCI (effective portion) is primarily driven by increases in commodity prices and fluctuations in currency and interest rates. The tax impact of the cash flow hedges was $17 million and $(2) million in 2023 and 2022, respectively. The tax impact of the net investment hedges was $0 million and $6 million in 2023 and 2022, respectively.

[4] Change in gain (loss) reclassified from OCI into earnings (effective portion) was primarily driven by fluctuations in currency and commodity prices and interest rates compared to prior year.

[5] Change in cross-currency swaps is primarily driven by the currency change in the Euro year-over-year.

For cash flow hedges, the amount of ineffectiveness recognized in interest and sundry (income) expense was nominal during 2023 and 2022. There were no hedges designated as fair value in 2023 and 2022. The net amount of unrealized gain or loss on derivative instruments included in accumulated other comprehensive income (loss) related to contracts maturing and expected to be realized during the next twelve months is a gain of approximately $40 million at December 31, 2023.

(10)   FAIR VALUE MEASUREMENTS

Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability. Assets and liabilities measured at fair value are based on a market valuation approach using prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets that are observable, either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2023 and 2022 are as follows:

Millions of dollars	Total Cost Basis		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Total Fair Value	
	2023	2022	2023	2022	2023	2022	2023	2022
Short-term investments [1]	**$1,126**	$1,209	**$ 867**	$ 934	**$ 259**	$ 275	**$1,126**	$1,209
Net derivative contracts	**—**	—	**—**	—	**(105)**	(44)	**(105)**	(44)

[1]   Short-term investments are primarily comprised of money market funds and highly liquid, low risk investments with initial maturities less than 90 days.

The non-recurring fair values represent only those assets whose carrying values were adjusted to fair value during the reporting period. There were no goodwill or intangible asset impairment charges recorded in 2023. See Note 5 to the Consolidated Financial Statements for additional information.

Goodwill

We have three reporting units for which we assess for impairment. We use a discounted cash flow analysis to determine fair value (Level 3 input) and consistent projected financial information in our analysis of goodwill and intangible assets. During the second quarter of 2022, the discounted cash flow analysis for the quantitative impairment assessment for the EMEA reporting unit utilized a discount rate of 15%. Based on the quantitative assessment performed as of May 31, 2022, the carrying value of the EMEA reporting unit exceeded its fair value resulting in a goodwill impairment loss for the full carrying amount of $278 million during the second quarter of 2022 and for the twelve months ended December 31, 2022.

Other Intangible Assets

The relief-from-royalty method for the quantitative impairment assessment for other intangible assets in the EMEA reporting unit during the second quarter of 2022 utilized discount rates of 19% and royalty rates ranging from 1.5% - 3.5%. Based on the quantitative assessment performed as of May 31, 2022, the carrying value of the *Indesit* and *Hotpoint** trademarks exceeded their fair value (Level 3 input), resulting in an impairment charge of $106 million during the second quarter of 2022.

Indefinite-lived intangible assets of *Indesit* and *Hotpoint** with carrying amounts of approximately $201 million and $137 million were written down to fair values (Level 3 input) of $131 million and $101 million, resulting in impairment charges of $70 million and $36 million, respectively.

During the fourth quarter of 2022, the remaining carrying amounts of *Indesit* and *Hotpoint** trademarks were included in the net assets of the European major domestic appliance disposal group which was classified as held for sale.

European Major Domestic Appliance Business Held for Sale

On January 16, 2023, the Company entered into a contribution agreement with Arçelik A.Ş ("Arcelik"). Under the terms of the agreement, Whirlpool will contribute its European major domestic appliance business, and Arcelik will contribute its European major domestic appliance, consumer electronics, air conditioning, and small domestic appliance businesses into the newly formed entity of which Whirlpool will own approximately 25% and Arcelik 75%.

On December 20, 2022, the Company's board authorized the transaction with Arcelik and the European major domestic appliance business was classified as held for sale during the fourth quarter of 2022. The disposal group was measured at fair value less cost to sell. We used a discounted cash flow analysis and multiple market data points in our analysis to determine fair value (Level 3 input) of the 25% interest retained, resulting in an estimated fair value of $139 million. The discounted cash flow analysis utilized a discount rate of 16.5% at December 31, 2022. Due to the impact of foreign currency, the estimated fair value is $144 million at December 31, 2023. In the fourth quarter of 2023, we reviewed the updated assumptions subsequent to the held for sale date and no material changes have occurred.

We recorded a loss of $106 million related to the planned divestiture of our European major domestic appliance business for the twelve months ended December 31, 2023, inclusive of a gain of $180 million in the fourth quarter of 2023.

See Note 15 to the Consolidated Financial Statements for additional information.

InSinkErator Acquisition

On October 31, 2022, we completed the acquisition of the InSinkErator business pursuant to the terms of the purchase agreement with Emerson. The acquisition has been accounted for as a business combination under the acquisition method of accounting. This requires allocation of the purchase price to the estimated fair values of the identifiable assets acquired and liabilities assumed, including goodwill and other intangible assets. The Company has finalized third-party valuations for the purchase price allocation and the measurement period for any further purchase accounting adjustment has elapsed.

The estimated value of property, plant and equipment included adjustments totaling $36 million to increase the net book value to the fair value estimate of $173 million. The fair value of property, plant and equipment was determined using both a cost and market approach. The model used primarily included Level 2 and 3 inputs. This estimate was based on other comparable acquisitions and historical experience, and preliminary expectations as to the duration of time we expect to realize benefits from those assets.

The estimated value of inventory included adjustments totaling $10 million to step-up inventory to an estimated fair value of $93 million. The fair value of inventory was estimated using the comparative sales method. The model used primarily included Level 2 and 3 inputs. To estimate the fair value of inventory, we considered the components of InSinkErator's inventory, as well as estimates of selling prices and selling and distribution costs that were based on InSinkErator's historical experience.

---

*Whirlpool ownership of the *Hotpoint* brand in the EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

The estimated fair values of identifiable intangible assets acquired were prepared using an income valuation approach, which requires a forecast of expected future revenues, future cash flows and discount rates (Level 3 inputs), either through the use of the relief-from-royalty method, the multi-period excess earnings method or the with and without method.

Purchase accounting adjustments during the period were not material. The measurement period for any additional purchase accounting adjustments has concluded, as one year has elapsed from the acquisition date.

See Note 15 to the Consolidated Financial Statements for additional information.

Russia Sale Transaction

During the second quarter of 2022, we entered into an agreement to sell our Russia business. We classified this disposal group as held for sale with a fair value of zero. Fair value, which is less than the carrying amount of the Russia business, was estimated based on purchase price which includes contingent consideration based on future business and other conditions (Level 2 input). We recorded an impairment charge of $333 million for the write-down of the net assets to their fair value.

See Note 15 to the Consolidated Financial Statements for additional information.

Elica PB India Acquisition

As of September 30, 2021, the Company consolidated Elica PB India. As a result, the previously held equity interest of 49% was remeasured at a fair value of $74 million (Level 2 input) on the acquisition date, resulting in an implied fair value of approximately $150 million.

For additional information, see Note 1 to the Consolidated Financial Statements.

Whirlpool China Equity Method Investment

During the second quarter of 2021, the partial tender offer for Whirlpool China was completed and the entity was deconsolidated. Subsequent to the share transfer, which was completed on May 6, 2021, the Company holds an equity interest of approximately 20% in Whirlpool China. The fair value of the retained investment in Whirlpool China at the date of deconsolidation was calculated based on the Whirlpool China stock price (Level 1 input), the portion of interest retained and the shares outstanding, resulting in a fair value of $214 million.

For additional information see Note 15 to the Consolidated Financial Statements.

Turkey Subsidiary Divestment

During the second quarter of 2021, we entered into a share transfer agreement to sell our Turkish subsidiary and the sale was completed on June 30, 2021. Fair value was calculated based on the cash purchase price, subject to customary adjustments at closing (Level 2 input), and we recorded a loss on sale and disposal of businesses of $40 million for the write-down of the assets to the fair value of $111 million. An immaterial adjustment to the loss on sale and disposal of business was recorded in the third quarter of 2021.

For additional information see Note 15 to the Consolidated Financial Statements.

Other Fair Value Measurements

The fair value of long-term debt (including current maturities) was $6.9 billion and $7.0 billion at December 31, 2023 and 2022, respectively, and was estimated using a discounted cash flow analysis based on incremental borrowing rates for similar types of borrowing arrangements (Level 2 input).

(11)   STOCKHOLDERS' EQUITY

Comprehensive Income (Loss)

Comprehensive income (loss) primarily includes (1) our reported net earnings (loss), (2) foreign currency translation, including net investment hedges, (3) changes in the effective portion of our open derivative contracts designated as cash flow hedges, and (4) changes in our unrecognized pension and other postretirement benefits.

The following table shows the components of accumulated other comprehensive income (loss) available to Whirlpool at December 31, 2021, 2022, and 2023, and the activity for the years then ended:

Millions of dollars	Foreign Currency	Derivative Instruments	Pension and Postretirement Liability	Total
December 31, 2020	$ (1,918)	$ 21	$ (914)	(2,811)
Unrealized gain (loss)	364	27	—	391
Unrealized actuarial gain(loss) and prior service credit (cost)	—	—	104	104
Tax effect	(1)	(14)	(26)	(41)
Other comprehensive income (loss), net of tax	363	13	78	454
Less: Other comprehensive loss available to noncontrolling interests	—	—	—	—
Other comprehensive income (loss) available to Whirlpool	363	13	78	454
December 31, 2021	$ (1,555)	$ 34	$ (836)	$ (2,357)
Unrealized gain (loss)	280	26	—	306
Unrealized actuarial gain (loss) and prior service credit (cost)	—	—	(27)	(27)
Tax effect	—	(2)	(10)	(12)
Other comprehensive income (loss), net of tax	280	24	(37)	267
Less: Other comprehensive loss available to noncontrolling interests	—	—	—	—
Other comprehensive income (loss) available to Whirlpool	280	24	(37)	267
December 31, 2022	$ (1,275)	$ 58	$ (873)	$ (2,090)
Unrealized gain (loss)	**22**	**(64)**	**—**	**(42)**
Unrealized actuarial gain (loss) and prior service credit (cost)	**—**	**—**	**(99)**	**(99)**
Tax effect	**—**	**17**	**36**	**53**
Other comprehensive income (loss), net of tax	**22**	**(47)**	**(63)**	**(88)**
Less: Other comprehensive loss available to noncontrolling interests	**—**	**—**	**—**	**—**
Other comprehensive income (loss) available to Whirlpool	**22**	**(47)**	**(63)**	**(88)**
December 31, 2023	$ (1,253)	$ 11	$ (936)	$ (2,178)

Net Earnings per Share

Diluted net earnings per share of common stock include the dilutive effect of stock options and other share-based compensation plans. Basic and diluted net earnings per share of common stock were calculated as follows:

Millions of dollars and shares	2023	2022	2021
Numerator for basic and diluted earnings per share – net earnings (loss) available to Whirlpool	$ 481	$ (1,519)	$ 1,783
Denominator for basic earnings per share – weighted-average shares	55.0	55.9	62.1
Effect of dilutive securities – stock-based compensation	0.2	—	0.8
Denominator for diluted earnings per share – adjusted weighted-average shares	55.2	55.9	62.9
Anti-dilutive stock options/awards excluded from earnings per share	1.2	0.6	0.1

Dividends

Dividends per share paid to shareholders were $7.00, $7.00 and $5.45 during 2023, 2022 and 2021, respectively.

Share Repurchase Program

On April 19, 2021, our Board of Directors authorized a share repurchase program of up to $2 billion, which has no expiration date. On February 14, 2022, the Board of Directors authorized an additional $2 billion in share repurchases under the Company's ongoing share repurchase program. During the twelve months ended December 31, 2023, we did not repurchase any shares under the share repurchase programs. At December 31, 2023, there were approximately $2.6 billion in remaining funds authorized under these programs.

Share repurchases are made from time to time on the open market as conditions warrant. The program does not obligate us to repurchase any of our shares and it has no expiration date.

(12) SHARE-BASED INCENTIVE PLANS

We sponsor several share-based employee incentive plans. Share-based compensation expense for grants awarded under these plans was $33 million, $58 million and $82 million in 2023, 2022, and 2021, respectively. Related income tax benefits recognized in earnings were $7 million, $10 million and $10 million in 2023, 2022, and 2021, respectively.

At December 31, 2023, unrecognized compensation cost related to non-vested stock option and stock unit awards totaled $62 million. The cost of these non-vested awards is expected to be recognized over a weighted-average remaining vesting period of 27 months.

Share-Based Employee Incentive Plans

On April 18, 2023, our stockholders approved the 2023 Omnibus Stock and Incentive Plan ("2023 OSIP"). This plan was adopted by our Board of Directors on February 20, 2023 and provides for the issuance of stock options, performance stock units, and restricted stock units, among other award types. No new awards may be granted under the 2023 OSIP after the tenth anniversary of the date that the stockholders approved the plan. However, the term and exercise of awards granted before then may extend beyond that date. At December 31, 2023, approximately 3.6 million shares remain available for issuance under the 2018 and 2023 OSIP.

On April 17, 2018, our stockholders approved the 2018 Omnibus Stock and Incentive Plan ("2018 OSIP"). This plan was adopted by our Board of Directors on February 20, 2018 and provided for the issuance of stock options, performance stock units, and restricted stock units, among other award types. No new awards may be granted under the 2018 OSIP following the approval of the 2023 OSIP by our stockholders, but the 2018 OSIP will continue to govern awards granted under the 2018 OSIP prior to the effectiveness of the 2023 OSIP.

Stock Options

Eligible employees may receive stock options as a portion of their total compensation. Such options generally become exercisable over a 3-year period in substantially equal increments, expire 10 years from the date of grant and are subject to forfeiture upon termination of employment, other than by death, disability, retirement, or with the consent of the Committee (as defined in the award agreement). We use the Black-Scholes option-pricing model to measure the fair value of stock options granted to employees. Granted options have exercise prices equal to the market price of Whirlpool common stock on the grant date. The principal assumptions used in valuing options include: (1) risk-free interest rate - an estimate based on the yield of United States zero coupon securities with a maturity equal to the expected life of the option; (2) expected volatility - an estimate based on the historical volatility of Whirlpool common stock for a period equal to the expected life of the option; and (3) expected option life - an estimate based on historical experience. Stock options are expensed on a straight-line basis, net of estimated forfeitures. Based on the results of the model, the weighted-average grant date fair value of stock options granted for 2023, 2022, and 2021 were $37.55, $53.16 and $52.44, respectively, using the following assumptions:

Weighted Average Black-Scholes Assumptions	2023	2022	2021
Risk-free interest rate	**4.0 %**	1.9 %	0.5 %
Expected volatility	**39.8 %**	37.4 %	37.7 %
Expected dividend yield	**5.0 %**	2.9 %	2.5 %
Expected option life, in years	**5**	5	5

Stock Option Activity

The following table summarizes stock option activity during 2023:

In thousands, except per share data	Number of Options		Weighted-Average Exercise Price
Outstanding at January 1	983	$	178.57
Granted	**212**		**145.00**
Exercised	**(25)**		**131.72**
Canceled or expired	**(219)**		**193.10**
Outstanding at December 31	**951**	$	**169.01**
Exercisable at December 31	**620**	$	**170.93**

The total intrinsic value of stock options exercised was $0.3 million, $2.0 million and $121.0 million for 2023, 2022, and 2021, respectively. The related tax benefits were $0.1 million, $0.3 million and $23.0 million for 2023, 2022, and 2021, respectively. Cash received from the exercise of stock options was $3 million, $4 million, and $77 million for 2023, 2022, and 2021, respectively.

The table below summarizes additional information related to stock options outstanding at December 31, 2023:

Options in thousands / dollars in millions, except per-share data	Outstanding Net of Expected Forfeitures		Options Exercisable	
Number of options		**946**		**620**
Weighted-average exercise price per share	$	**169.08**	$	**170.93**
Aggregate intrinsic value	$	**—**	$	**—**
Weighted-average remaining contractual term, in years		**6**		**5**

Stock Units

Eligible employees may receive restricted stock units or performance stock units as a portion of their total compensation.

Restricted stock units are typically granted to selected management employees on an annual basis and vest over three years. Periodically, restricted stock units may be granted to selected employees based on special recognition or retention circumstances and generally vest from three years to seven years. Previously granted awards accrue dividend equivalents on outstanding units (in the form of additional stock units) based on dividends declared on Whirlpool common stock. These awards convert to unrestricted common stock at the conclusion of the vesting period.

Performance stock units are granted to management employees on an annual basis and generally vest at the end of a three year performance period, converting to unrestricted common stock at the conclusion of the vesting period. The final award may equal 0% to 200% of the target grant, based on Whirlpool performance results relative to pre-established goals.

We measure compensation cost for stock units based on the closing market price of Whirlpool common stock at the grant date, with adjustments for performance stock units to reflect the final award granted. The weighted average grant date fair values of awards granted during 2023, 2022, and 2021 were $125.44, $158.27 and $191.64, respectively. The total fair value of stock units vested during 2023, 2022, and 2021 was $76 million, $67 million and $43 million, respectively.

The following table summarizes stock unit activity during 2023:

Stock units in thousands, except per-share data	Number of Stock Units	Weighted- Average Grant Date Fair Value
Non-vested, at January 1	1,163	$ 161.51
Granted	**433**	**125.44**
Canceled	**(165)**	**165.76**
Vested and transferred to unrestricted	**(379)**	**144.99**
Non-vested, at December 31	**1,052**	**$ 150.19**

Non-employee Director Equity Awards

In 2023, each non-employee director received an annual grant of unrestricted Whirlpool common stock, with the number of shares issued to the director determined by dividing $150,000 by the closing price of Whirlpool common stock on the date of the annual meeting of our stockholders.

(13) INCOME TAXES

Income tax expense was $77 million, $265 million, and $518 million in 2023, 2022 and 2021, respectively. The decrease in tax expense in 2023 compared to 2022 includes legal entity restructuring tax benefits, related to simplifying our legal entity structure to reduce administrative costs associated with the prior structure. The completion of the restructuring created a tax-deductible loss which was recognized in the fourth quarter of 2023, and resulted in a $172 million net tax benefit, partially offset by increases in valuation allowances.

The decrease in tax expense in 2022 compared to 2021 is primarily due to lower earnings, partially offset by the impact of non-deductible charges, including loss on sale and disposal as well as goodwill impairment, and increases in valuation allowances.

The following table summarizes the difference between an income tax benefit and tax expense at the United States statutory rate of 21% in 2023, 2022, and 2021, respectively, and the income tax expense at effective worldwide tax rates for the respective periods:

Millions of dollars	2023	2022	2021
Earnings (loss) before income taxes			
United States	$ 9	$ (158)	$ 1,287
Foreign	584	(1,069)	1,045
Earnings (loss) before income taxes	$ 593	$ (1,227)	$ 2,332
Income tax (benefit) expense computed at United States statutory rate	$ 125	$ (258)	$ 490
U.S. government tax incentives	(20)	(19)	(19)
Foreign government tax incentives	(30)	(23)	(23)
Foreign tax rate differential	41	(3)	66
U.S. foreign tax credits	(43)	11	(29)
Valuation allowances	78	222	1
State and local taxes, net of federal tax benefit	(43)	(21)	57
Foreign withholding taxes	13	52	19
U.S. tax on foreign dividends and subpart F income	36	22	9
Settlements and changes in unrecognized tax benefits	43	3	100
Changes in enacted tax rates	1	(2)	(14)
Nondeductible loss on sale and disposal of businesses	5	421	—
Nondeductible fines and penalties	18	—	—
Nondeductible goodwill impairments	—	59	—
Legal Entity Debt Restructuring	—	(159)	—
Divestiture tax impact	—	—	(35)
Legal entity restructuring tax impact	(172)	—	(98)
Other items, net	25	(40)	(6)
Income tax computed at effective worldwide tax rates	$ 77	$ 265	$ 518

Current and Deferred Tax Provision

The following table summarizes our income tax (benefit) provision for 2023, 2022 and 2021:

Millions of dollars	2023		2022		2021	
	Current	Deferred	Current	Deferred	Current	Deferred
United States	$ (27)	$ (212)	$ (40)	$ 65	$ 132	$ 251
Foreign	197	155	180	85	184	(126)
State and local	(3)	(33)	(9)	(16)	80	(3)
	$ 167	$ (90)	$ 131	$ 134	$ 396	$ 122
Total income tax expense		$ 77		$ 265		$ 518

United States Tax on Foreign Dividends

We have historically reinvested all unremitted earnings of the majority of our foreign subsidiaries and affiliates, and therefore have not recognized any U.S. deferred tax liability on those earnings. The Company had cash and cash equivalents of approximately $1.6 billion at December 31, 2023, of which approximately $1.1 billion was held by subsidiaries in foreign countries. Our intent is to permanently reinvest substantially all of these funds outside of the United States and our current plans do not demonstrate a need to repatriate the cash to fund our U.S. operations. However, if these funds were repatriated, they would likely not be subject to United States federal income tax under the previously taxed income or the dividend exemption rules. We would likely be required to accrue and pay United States state and local taxes and withholding taxes payable to various countries. It is not practicable to estimate the tax impact of the reversal of the outside basis difference, or the repatriation of cash due to the complexity of its hypothetical calculation.

Valuation Allowances

At December 31, 2023, we had net operating loss carryforwards of $5.4 billion, $1.2 billion of which were U.S. state net operating loss carryforwards, compared to $5.8 billion and $578 million at December 31, 2022, respectively. The increase in U.S. state net operating loss carryforwards was primarily driven by the legal entity restructuring actions in 2023. Of the total net operating loss carryforwards at December 31, 2023, $3.3 billion do not expire, with substantially all of the remaining carryforwards expiring in various years through 2043. At December 31, 2023, we had $365 million of United States general business credit carryforwards available to offset future payments of federal income taxes, expiring between 2031 and 2043.

We routinely review the future realization of deferred tax assets based on projected future reversal of taxable temporary differences, available tax planning strategies and projected future taxable income. We have recorded a valuation allowance to reflect the net estimated amount of certain deferred tax assets associated with net operating loss and other deferred tax assets we believe will be realized. Our recorded valuation allowance of $490 million at December 31, 2023 consists of $393 million of net operating loss carryforward deferred tax assets and $97 million of other deferred tax assets. Our recorded valuation allowance was $412 million at December 31, 2022 and consisted of $334 million of net operating loss carryforward deferred tax assets and $78 million of other deferred tax assets. The increase in our valuation allowance was primarily driven by the European major domestic appliance business transaction and includes $78 million recognized in net earnings.

Net operating loss carryforwards of $2.1 billion relates to the European major domestic appliance business as of December 31, 2023. Net deferred tax assets of $512 million, including $106 million of valuation allowances, associated with the disposal group has been transferred to assets held for sale in the fourth quarter of 2023. For additional information, see Notes 10 and 15 to the Consolidated Financial Statements.

Deferred Tax Liabilities and Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of our deferred tax liabilities and assets at December 31, 2023 and 2022:

Millions of dollars	2023	2022
Deferred tax liabilities		
Intangibles	$ 429	$ 329
Property, net	224	185
Right of use assets	190	220
Inventory Reserves	(3)	20
Other	238	168
Total deferred tax liabilities	$ 1,078	$ 922
Deferred tax assets		
U.S. general business credit carryforwards, including Energy Tax Credits	$ 365	$ 421
Corporate Alternative Minimum Tax credits	28	—
Lease liabilities	200	231
Pensions	64	40
Loss carryforwards	1,388	1,300
Postretirement obligations	29	30
Foreign tax credit carryforwards	94	9
Research and development capitalization	315	194
Employee payroll and benefits	48	46
Accrued expenses	52	52
Product warranty accrual	49	48
Receivable and inventory allowances	67	61
Other	676	552
Total deferred tax assets	3,375	2,984
Valuation allowances for deferred tax assets	(490)	(412)
Deferred tax assets, net of valuation allowances	2,885	2,572
Reclassification of net deferred tax assets to held for sale	(515)	(602)
Net deferred tax assets	$ 1,292	$ 1,048

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was enacted into law. Among other changes to the Internal Revenue Code of 1986, as amended (the "Code"), the IRA imposes a 15% corporate alternative minimum tax on certain corporations (the "CAMT"). To the extent a corporation is subject to the CAMT in a prior taxable year and in a later taxable year is subject to the regular corporate tax, such corporation may apply the prior amounts paid under the CAMT against its regular tax liability to the extent such credits do not reduce the regular tax liability below the CAMT applicable in such taxable year. We have recognized a $28 million CAMT liability and related deferred tax asset carryforward as of December 31, 2023.

Unrecognized Tax Benefits

The following table represents a reconciliation of the beginning and ending amount of unrecognized tax benefits that if recognized would impact the effective tax rate, excluding federal benefits of state and local tax positions, and interest and penalties:

Millions of dollars	2023	2022	2021
Balance, January 1	$ 589	$ 580	$ 427
Additions for tax positions of the current year	13	24	17
Additions for tax positions of prior years	22	32	179
Reductions for tax positions of prior years	(56)	(45)	(34)
Settlements during the period [1]	(188)	(1)	(7)
Lapses of applicable statute of limitation	—	(1)	(2)
Balance, December 31	$ 380	$ 589	$ 580

(1) During the fourth quarter of 2023, the Company resolved a number of disputed tax positions with the U.S. and other tax authorities. The Company had previously recorded reserves for the risk associated with these tax positions, and the settlement of these matters resulted in a reduction in the Company's unrecognized tax benefits, which is shown in the table above.

Interest and penalties associated with unrecognized tax benefits resulted in a net benefit of $12 million, net expense of $24 million and $14 million in December 31, 2023, 2022 and 2021, respectively. We have accrued a total of $78 million, $90 million and $66 million at December 31, 2023, 2022 and 2021, respectively.

It is reasonably possible that certain unrecognized tax benefits of $30 million could be settled with various related jurisdictions during the next 12 months.

We are in various stages of tax disputes (including audits, appeals and litigation) with certain governmental tax authorities. We establish liabilities for the difference between tax return provisions and the benefits recognized in our financial statements. Such amounts represent a reasonable provision for taxes ultimately expected to be paid, and may need to be adjusted over time as more information becomes known. We are no longer subject to any significant tax disputes (including audits, appeals and litigation) for the years before 2010 relating to US Federal income taxes and for the years before 2003 relating to any state, local or foreign income taxes.

Other Income Tax Matters

During its examination of Whirlpool's 2009 U.S. federal income tax return, the IRS asserted that income earned by a Luxembourg subsidiary via its Mexican branch should be recognized as income on its 2009 U.S. federal income tax return. The Company believed the proposed assessment was without merit and contested the matter in United States Tax Court (US Tax Court). Both Whirlpool and the IRS moved for partial summary judgment on this issue. On May 5, 2020, the US Tax Court granted the IRS's motion for partial summary judgment and denied Whirlpool's.

The Company appealed the US Tax Court decision to the United States Court of Appeals for the Sixth Circuit, and, on December 6, 2021, the three-judge panel, in a divided decision, affirmed the U.S. Tax Court decision (the "Ruling"). The Company recorded a reserve of $98 million in the fourth quarter of 2021, which represents the expected increase in the Company's net income tax expense, plus interest, for 2009 through 2019, which represents all of the Company's tax years that were affected by the Ruling. On January 20, 2022, the Company filed a petition for rehearing with the Sixth Circuit, which was denied on March 2, 2022. On June 30, 2022, the Company filed a petition for certiorari with the U.S. Supreme Court, which was denied on November 21, 2022. The Company considers this tax dispute settled and no adjustments to the reserve have been recognized.

(14)   SEGMENT INFORMATION

Our reportable segments are based upon geographic region and are defined as North America, EMEA, Latin America and Asia. These regions also represent our operating segments. Each segment manufactures home appliances and related components, but serves strategically different marketplaces. The chief operating decision maker, who is the Company's Chairman and Chief Executive Officer, evaluates performance based upon each segment's earnings (loss) before interest and taxes (EBIT), which we define as operating profit less interest and sundry (income) expense and excluding restructuring costs, asset impairment charges and certain other items that management believes are not indicative of the region's ongoing performance, if any.

Total assets by segment are those assets directly associated with the respective operating activities. The "Other/Eliminations" column primarily includes corporate expenses, assets and eliminations, as well as restructuring costs, asset impairment charges and certain other items that management believes are not indicative of the region's ongoing performance, if any. Intersegment sales are eliminated within each region.

Sales to Lowe's, a North American retailer, represented approximately 13%, 14%, and 13% of our consolidated net sales in 2023, 2022 and 2021, respectively. Lowe's represented approximately 38% and 37% of our consolidated accounts receivable as of December 31, 2023 and 2022, respectively.

The United States individually comprised at least 10% of consolidated net sales in 2023, 2022 and 2021 in the amounts of $10.5 billion, $10.5 billion and $11.5 billion, respectively.

The following table summarizes the countries that represent at least 10% of consolidated long-lived assets for the years ended December 31, 2023 and 2022. Long-lived assets includes property, plant and equipment and right-of-use assets at December 31, 2023 and 2022.

Millions of dollars	United States	Mexico	All Other Countries	Total
2023				
Long-lived assets	**$1,829**	**$429**	**$698**	**$2,956**

Millions of dollars	United States	Mexico	All Other Countries	Total
2022				
Long-lived assets	$1,742	$389	$662	$2,793

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Millions of dollars	OPERATING SEGMENTS					
	North America	EMEA	Latin America	Asia	Other/ Eliminations	Total Whirlpool
Net sales						
2023	$ 11,428	$ 3,601	$ 3,408	$ 1,018	$ —	$ 19,455
2022	11,474	4,023	3,127	1,100	—	19,724
2021	12,491	5,088	3,167	1,239	—	21,985
Intersegment sales						
2023	$ 210	$ 81	$ 1,530	$ 43	$ (1,864)	$ —
2022	261	85	1,494	42	(1,882)	—
2021	312	102	1,277	252	(1,943)	—
Depreciation and amortization						
2023	$ 212	$ 4	$ 66	$ 21	$ 58	$ 361
2022	198	134	65	20	58	475
2021	175	168	63	26	62	494
EBIT						
2023	$ 1,104	$ 56	$ 204	$ 27	$ (475)	$ 916
2022	1,319	(58)	200	54	(2,571)	(1,056)
2021	2,220	100	265	66	(152)	2,499
Total assets						
2023	$ 11,061	$ 916	$ 4,861	$ 1,531	$ (1,057)	$ 17,312
2022	10,913	5,240	4,343	1,516	(4,888)	17,124
2021	7,980	10,210	4,716	1,565	(4,186)	20,285
Capital expenditures						
2023	$ 227	$ 107	$ 134	$ 9	$ 72	$ 549
2022	238	132	121	27	52	570
2021	169	152	133	30	41	525

Assets of $3.3 billion and $3.4 billion associated with our European major domestic appliance business has been classified as assets held for sale and recorded at fair value less costs to sell at December 31, 2023 and December 31, 2022, respectively. Temporary fluctuations in regional assets have occurred due to intercompany activity required by the expected contribution of the European major domestic appliance business. These changes are eliminated at the total entity level.

Assets of $3.0 billion were acquired in connection with the InSinkErator acquisition which increased the total assets of North America operating segment during the fourth quarter of 2022.

For additional information, see Notes 10 and 15 to the Consolidated Financial Statements.

The following table summarizes the reconciling items in the Other/Eliminations column for total EBIT for the periods presented:

in millions	Twelve Months Ended December 31,		
	2023	2022	2021
Items not allocated to segments:			
Restructuring costs	$ (16)	$ (21)	$ (38)
Gain (loss) on previously held equity interest	—	—	42
Gain (loss) on sale and disposal of businesses	(106)	(1,869)	107
Impairment of goodwill, intangibles and other assets	—	(396)	—
Product warranty and liability income (expense)	—	—	9
Legacy EMEA legal matters	(94)	—	—
Corporate expenses and other	(259)	(285)	(272)
Total other/eliminations	$ (475)	$ (2,571)	$ (152)

A reconciliation of our segment information for total EBIT to the corresponding amounts in the Consolidated Statements of Income (Loss) is shown in the table below for the periods presented:

in millions	Twelve Months Ended December 31,		
	2023	2022	2021
Operating profit	$ 1,015	$ (1,056)	$ 2,348
Interest and sundry (income) expense	71	(19)	(159)
Equity method investment income (loss), net of tax	(28)	(19)	(8)
Total EBIT	$ 916	$ (1,056)	$ 2,499
Interest expense	351	190	175
Income tax expense	77	265	518
Net earnings (loss)	$ 488	$ (1,511)	$ 1,806
Less: Net earnings (loss) available to noncontrolling interests	7	8	23
Net earnings (loss) available to Whirlpool	$ 481	$ (1,519)	$ 1,783

Subsequent Events

Effective January 1, 2024, we reorganized our operating segment structure to better represent the revised structure within our portfolio transformation, including a greater focus on our strong value-creating small domestic appliance business. The Company implemented this change to align with the Company's new operating structure, consistent with how the Company's Chief Operating Decision Maker evaluates performance and allocates resources in accordance with *ASC 280, Segment Reporting*. Going forward the Company will conduct its business through five operating segments, which consist of MDA North America; MDA Europe, MDA Latin America; MDA Asia; and SDA Global. As of and for the year ended December 31, 2023, this reorganization has not yet been reflected within our financial statements.

The MDA Europe business will be deconsolidated upon the completion of the European contribution agreement transaction with Arcelik, and it does not qualify for reporting as discontinued operations. For additional information see Note 15 to the Consolidated Financial Statements.

(15)   ACQUISITIONS AND DIVESTITURES

European Major Domestic Appliance Business Held for Sale

On January 16, 2023, Whirlpool entered into a contribution agreement with Arçelik B.V. ("Arcelik") to carve out and contribute our major domestic appliance European business operations into a newly formed European appliance company which constitutes a combination of Arcelik's and Whirlpool's European businesses. Whirlpool will own approximately 25% and Arcelik will own approximately 75% of the European appliance company. The sale includes the Company's major domestic appliance business in EMEA, including nine production sites.

On June 22, 2023, Whirlpool entered into a share purchase agreement with Arcelik for the sale of our Middle East and North Africa ("MENA") business. The sale was previously agreed upon in principle and announced on January 17, 2023, as part of the outcome of Whirlpool's strategic review of the EMEA business. The financial impact of the MENA transaction has been included in the loss on sale and disposal of businesses related to the European major domestic appliance business transaction as discussed further below.

Our European major domestic appliance business, including the MENA business, is reported within our EMEA reportable segment and met the criteria for held for sale accounting during the fourth quarter of 2022. The operations of the European disposal group did not meet the criteria to be presented as discontinued operations.

The Europe transaction is subject to certain closing conditions, including regulatory approvals from the European Commission, Germany, Austria and China, which have been received, and the UK which remains. On February 8, 2024, the U.K. Competition and Markets Authority ("CMA") provisionally cleared the Transaction. The CMA is expected to issue its final decision by March 26, 2024. We are working diligently with all parties to close the transactions as soon as possible, and expect the transactions to be completed by April 2024.

Upon closing, the transaction will result in the deconsolidation of the European major appliances business. In connection with the sale, we recorded a loss on disposal of $1.5 billion in the fourth quarter of 2022. The loss included a write-down of the net assets of $1.2 billion of the disposal group to a fair value of $139 million and also includes $393 million of cumulative currency translation adjustments, $98 million release of other comprehensive loss on pension and $18 million of other transaction related costs. No goodwill is included in the disposal group.

We recorded a loss of $106 million related to the planned divestiture of our European major domestic appliance business for the twelve months ended December 31, 2023, inclusive of a gain of $180 million in the fourth quarter of 2023. These adjustments are primarily due to fair value fluctuations driven by seasonality of net working capital, partially offset by transaction costs. In the fourth quarter of 2022, we incurred a loss of $1.5 billion resulting in an aggregate loss on disposal of $1.6 billion for the transaction. This adjustment is recorded in the loss on sale and disposal of businesses and reflects transaction costs and ongoing reassessment of the fair value less costs to sell of the disposal group which will continue to be evaluated each reporting period until completion of the transaction.

Both Whirlpool and the post-closing controlling interest shareholder will retain an option for Arcelik to purchase the remaining equity interest in a newly formed European appliance company for fair value, which could be material to the financial statements of the Company, depending on the performance of the business.

The following table presents the carrying amounts of the major classes of the disposal group's assets and liabilities as of December 31, 2023 and 2022, respectively.

		December 31,	
Millions of dollars		**2023**	**2022**
Carrying amounts of major classes of assets			
Current Assets			
Cash and cash equivalents	$	**97** $	94
Accounts receivable, net of allowance of $28 and $32, respectively		**578**	667
Inventories		**589**	650
Prepaid and other current assets		**94**	145
Total current assets		**1,358**	1,556
Property, net of accumulated depreciation of $1,442 and $1,648, respectively		**952**	822
Right of use assets		**162**	163
Other intangibles, net of accumulated amortization of $149 and $141, respectively		**286**	279
Deferred income taxes		**574**	610
Other noncurrent assets		**13**	17
Total noncurrent assets		**1,987**	1,891
Total assets	$	**3,345** $	3,447
Carrying amounts of major classes of liabilities			
Current liabilities			
Accounts payable	$	**1,266** $	1,394
Accrued expenses		**218**	152
Accrued advertising and promotions		**171**	172
Employee compensation		**120**	107
Notes payable		**4**	3
Other current liabilities		**97**	125
Total current liabilities		**1,876**	1,953
Noncurrent liabilities			
Long-term debt		**—**	2
Pension benefits		**168**	122
Lease liabilities		**132**	131
Other noncurrent liabilities		**87**	88
Total noncurrent liabilities		**387**	343
Total liabilities	$	**2,263** $	2,296
Total net assets of the disposal group classified as held for sale	$	**1,082** $	1,151
Assets held for sale	Fair value of interest retained	$ **144** $	139
Liabilities held for sale	Cumulative currency translation adjustment and Other comprehensive income on pension	$ **587** $	490

The following table summarizes European major appliances business' earnings (loss) available to Whirlpool before income taxes for the twelve months ended December 31, 2023, 2022 and 2021, respectively:

	Twelve Months Ended December 31,		
in millions	2023	2022	2021
Earnings (loss) before income taxes	**$28**	$(106)	$(46)

Earnings (loss) before income taxes excludes intercompany other income and expense which eliminates at Total Whirlpool level. Additionally, the EMEA operating segment includes other businesses which are not classified as held for sale.

InSinkErator Acquisition

On August 7, 2022, the Company entered into an Asset and Stock Purchase Agreement (the "Purchase Agreement") with Emerson Electric Co. ("Emerson") to purchase Emerson's InSinkErator business, a manufacturer of food waste disposers and instant hot water dispensers for home and commercial use, for a purchase price of $3 billion in cash, subject to customary adjustments.

On October 31, 2022, we completed the acquisition of the InSinkErator business pursuant to the terms of the Purchase Agreement. We used the net proceeds from a $2.5 billion borrowing under our delayed draw term loan facility and $500 million of cash on hand to fund the acquisition. See Note 6 to the Consolidated Financial Statements for additional information about the term loan facility.

Purchase Price Allocation

The acquisition has been accounted for as a business combination under the acquisition method of accounting. This requires allocation of the purchase price to the estimated fair values of the identifiable assets acquired and liabilities assumed, including goodwill and other intangible assets. The Company has finalized third-party valuations for the purchase price allocation and the measurement period for any further purchase accounting adjustment has elapsed.

The following table presents the final allocation of purchase price related to the InSinkErator acquisition, as of December 31, 2023. Purchase accounting adjustments recorded in 2023 were not material.

(in millions)	Amount
Cash and cash equivalents	$ 7
Receivables, net	74
Inventories	93
Other current assets	1
Property, plant and equipment, net	173
Goodwill	1,153
Other intangible assets	1,630
Other assets	10
Accounts payable	49
Accrued expenses	26
Other current liabilities	34
Deferred income taxes	1
Other long-term liabilities	10
Total Purchase Consideration	$ 3,021

The estimated useful lives of the intangible assets acquired are based on our historical experience and expectations as to the duration of time we expect to realize benefits from those assets. The estimated fair value of the identifiable intangible assets acquired, their useful life and the related valuation methodology are as follows:

Millions of dollars	Preliminary Fair Value	Estimated Useful Life	Valuation Methodology
Preliminary fair value of intangible assets acquired:			
Trademarks	$ 1,300	Indefinite	Relief-from-royalty
Customer relationships	330	16 years	Multi-period excess earnings / with and without method
Intangible assets acquired	$ 1,630		

For additional information see Note 10 to the Consolidated Financial Statements.

The majority of the intangible asset valuation relates to the *InSinkErator* brand, which is an indefinite lived intangible. The Company's assessment as to trademarks having an indefinite life was based on a number of factors, including the competitive environment, market share, brand reputation for quality and performance and product life cycles. The customer relationship intangibles of InSinkErator were mainly allocated to its traditional trade distributors, which have an estimated useful life of up to 16 years based on low historical and projected customer attrition rates among its retailers. The finite-lived intangible assets will be amortized using a straight-line method.

Goodwill of $1.1 billion which is not deductible for tax purposes, arose from this transaction and is allocated to the North America reportable segment, and consists of expected future economic benefits arising from expected future product sales, value creation opportunities, operating efficiencies and other synergies that might result from the acquisition. The allocation has been made on the basis that the anticipated synergies identified will primarily benefit this reportable segment.

During the year ended December 31, 2022, we incurred transaction and other costs in connection with the acquisition of approximately $44 million which are included in Selling, general and administrative expense in our Consolidated Statements of Income (Loss).

Pro Forma Financial Information

The following table provides pro forma results of Whirlpool's operations for the years ended December 31, 2022 and 2021, as if InSinkErator had been acquired as of January 1, 2021. The pro forma results are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the dates indicated or that may result in the future.

	Year ended December 31,	
Millions of dollars	2022	2021
Net Sales	$ 20,246	$ 22,565
Net earnings available to Whirlpool	$ (1,493)	$ 1,716

These pro forma amounts have been calculated applying the company's accounting policies and making certain adjustments, which primarily include: (i) depreciation adjustments relating to fair value step-ups to property, plant and equipment; (ii) amortization adjustments relating to fair value estimates of acquired intangible assets; (iii) incremental interest expense associated with the $2.5 billion term loan borrowing to fund the acquisition and amortization of related debt issuance costs; and (iv) transaction and debt financing related costs of approximately $44 million recorded in selling, general and administrative expense. Pro forma results do not include any anticipated cost savings or other effects of the integration of the acquisition.

Latin America planned sale of *Brastemp* water filtration subscription business

On January 16, 2024, the Company entered into a share purchase agreement with a third-party buyer to sell the Company's *Brastemp*-branded water filtration subscription business in the Latin America region. The completion of the transaction is contingent upon regulatory approvals and other customary closing conditions, and is anticipated to occur in 2024.

The disposal group met the criteria of held for sale at December 31, 2023. The carrying amounts of the disposal group's assets and liabilities as of December 31, 2023, and 2022, respectively, are immaterial. The disposal group's earnings (loss) available to Whirlpool before income taxes for the twelve months ended December 31, 2023, 2022, and 2021, respectively, are also immaterial.

Russia Sale Transaction

On June 27, 2022, Whirlpool EMEA SpA, a subsidiary of the Company, entered into a share purchase agreement to sell the Company's Russia business to Arçelik A.Ş. ("Arcelik"), subject to customary conditions at closing. The sale included the entirety of the Company's operations in Russia, including the Company's manufacturing facility in Lipetsk, Russia, and the sales organization in Moscow, Russia, as well as sales operations in Kazakhstan and other select CIS countries.

On August 31, 2022, we completed the sale to Arcelik. The consideration includes contingent consideration based on future business and other conditions of the Russian operations. We will recognize the benefit of the contingent consideration when received due to the uncertainty in the Russian marketplace. Additionally, the contingent consideration is subject to a cap based on the agreed net asset value of the Russia business of €261 million at closing (approximately $262 million at August 31, 2022).

In connection with the sale, we recorded a loss on disposal of $346 million in the second quarter of 2022. The loss includes a charge of $333 million for the write-down of the net assets of the disposal group to fair value and $13 million of cumulative currency translation adjustments. On the closing date of August 31, 2022, we recorded an immaterial adjustment to the final loss amount, resulting in a total loss of $348 million for the nine months ended September 30, 2022.

Earnings before income taxes for Russia were not material for the periods presented.

For additional information see Note 10 to the Consolidated Financial Statements.

Whirlpool China Divestment

On August 25, 2020, Guangdong Galanz Household Appliances Manufacturing Co., Ltd. ("Galanz") announced its intention to pursue a tender offer for majority control of Whirlpool China Co. Ltd. ("Whirlpool China"), a majority-owned subsidiary of the Company with shares listed on the Shanghai Stock Exchange. In its announcement, Galanz noted that it expected to offer RMB 5.23 per share (approximately $0.76 per share as of August 25, 2020) to obtain no less than 51% and no more than 61% of Whirlpool China's outstanding shares. This share price offer was equal to the daily weighted average trading price for Whirlpool China stock over the 30 trading days prior to the announcement.

In the first quarter of 2021, our Board of Directors approved the sale of Whirlpool China, which was reported within our Asia reportable segment and met the criteria for held for sale accounting during the first quarter of 2021. The operations of Whirlpool China did not meet the criteria to be presented as discontinued operations.

On May 6, 2021, the tender offer was completed and the share transfer was executed for a consideration of RMB 1.25 billion (approximately $193 million on the date of completion). Subsequent to the share transfer, the Company holds an equity interest of 20% in Whirlpool China.

In connection with the sale, we recorded a gain, net of transaction and other costs, of $284 million during the second quarter of 2021. The gain on sale is equal to the difference between the total transaction amount and carrying value of Whirlpool China, which includes $74 million of cumulative foreign currency translation adjustments and $80 million of goodwill allocated to the disposal group.

The total transaction amount includes $193 million of consideration received from the sale of Whirlpool China shares, $214 million for the fair value of the interest retained and the $783 million carrying value of the equity interest in Whirlpool China. The fair value of the interest retained was based on the ownership amount and the stock price of Whirlpool China as of the closing date of the transaction and we account for the remaining minority interest under the equity method of accounting as of June 30, 2021.

Earnings before income taxes prior to the share transfer of Whirlpool China were not material to the Company for the periods presented.

Turkey Subsidiary Divestment

On May 17, 2021, we entered into a share transfer agreement with Arcelik to sell our Turkish subsidiary for a cash purchase price of €78 million (approximately $93 million as of June, 30 2021), subject to customary adjustments at closing.

On June 30, 2021, we completed the sale of the Turkish subsidiary. In connection with the sale, we recorded a loss on disposal of $164 million as of June 30, 2021. The loss includes a charge of $40 million for the write-down of the assets of the disposal group to fair value and allocated goodwill, and $124 million of cumulative foreign currency translation adjustments included in the carrying amount of the disposal group. During the third quarter of 2021, amounts for working capital and other customary post-closing adjustments were finalized and an additional $13 million loss related to the sale of business was recorded.

The Turkish subsidiary, whose primary asset was a manufacturing plant, was reported within our EMEA reportable segment. The operations of Turkey did not meet the criteria to be presented as discontinued operations. Earnings before income taxes for Turkey were not material for the periods presented.

See Note 10 to the Consolidated Financial Statements for additional information.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure controls and procedures. Whirlpool maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act")) that are designed to provide reasonable assurance that information required to be disclosed in our filings under the Securities Exchange Act is recorded, processed, summarized, and reported within the periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Whirlpool's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Prior to filing this report, we completed an evaluation under the supervision and with the participation of Whirlpool management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

Management's annual report on internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted pursuant thereto, we included a report of management's assessment of the effectiveness of our internal control over financial reporting as part of this report. Management's report is included on page 132 of this report under the caption entitled "Management's Report on Internal Control Over Financial Reporting" and is incorporated herein by reference.

Our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included on page 133 of this report under the caption entitled "Report of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our executive officers is included in ITEM 1 of PART I of this report under "Information About Our Executive Officers."

Information regarding the background of the directors, matters related to the Audit Committee, and the process by which our shareholders may recommend nominees to our Board of Directors can be found under the captions "Directors and Nominees for Election as Directors," "Board of Directors and Corporate Governance - Board of Directors and Committees," "Board of Directors and Corporate Governance - Committee Member Independence and Expertise," "Audit Committee Report" and "Board of Directors and Corporate Governance - Director Nominations by Stockholders" in the proxy statement, which will be filed pursuant to SEC Regulation 14A not later than 120 days after the end of the Company's fiscal year ended December 31, 2023 ("Proxy Statement").

We have adopted a code of ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer. The text of our code of ethics, titled "Our Integrity Manual", is posted on our website at whirlpoolcorp.com/ethics. Whirlpool intends to disclose future amendments to, or waivers from, certain provisions of the code of ethics for executive officers and directors on this website within four business days following the date of such amendment or waiver. Stockholders may request a free copy of Our Integrity Manual from:

Investor Relations
Whirlpool Corporation
2000 North M-63
Mail Drop 2609
Benton Harbor, MI 49022-2692
Email: investor_relations@whirlpool.com

Whirlpool has also adopted Corporate Governance Guidelines and written charters for its Audit, Finance, Human Resources and Corporate Governance and Nominating Committees, all of which are posted on our website: whirlpoolcorp.com (scroll to the bottom of the main page and click on "Policies and Guidelines"). Stockholders may request a free copy of the charters and guidelines from the address or email address set forth above.

ITEM 11.   EXECUTIVE COMPENSATION

Information regarding compensation of our executive officers and directors can be found under the captions "Non-employee Director Compensation," "Compensation Discussion and Analysis," "2023 Executive Compensation Tables," "Pay Ratio Disclosure," "Compensation Risk Assessment," and "Human Resources Committee Interlocks and Insider Participation" in the Proxy Statement, which is incorporated herein by reference. See also the information under the caption "Human Resources Committee Report" in the Proxy Statement, which is incorporated herein by reference; however, such information is only "furnished" hereunder and not deemed "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the security ownership of any person that we know to beneficially own more than 5% of Whirlpool stock and by each Whirlpool director, each Whirlpool named executive officer, and all directors and executive officers as a group, can be found under the captions "Security Ownership" and "Beneficial Ownership" in the Proxy Statement, which is incorporated herein by reference. Information relating to securities authorized under equity compensation plans can be found under the caption "Equity Compensation Plan Information" in the Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions (if any) and the independence of Whirlpool's directors, can be found under the captions "Related Person Transactions" and "Board of Directors and Corporate Governance - Board of Directors and Committees" in the Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding our auditors and the Audit Committee's pre-approval policies can be found under the caption "Matters Relating to Independent Registered Public Accounting Firm" in the Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

1. Financial statements

2. Financial Statement Schedules - "Schedule II - Valuation and Qualifying Accounts" is contained on page 138 of this report. Certain schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(b) The exhibits listed in the "Exhibit Index" is contained on page 123 of this report.

(c) Individual financial statements of the registrant's affiliated foreign companies, accounted for by the equity method, have been omitted since no such company individually constitutes a significant subsidiary.

ITEM 16.   Form 10-K Summary

None.

ANNUAL REPORT ON FORM 10-K
ITEMS 15(a)(3) and 15(b)
EXHIBIT INDEX
YEAR ENDED DECEMBER 31, 2023

The following exhibits are submitted herewith or incorporated herein by reference in response to Items 15(a)(3) and 15(b). Each exhibit that is considered a management contract or compensatory plan or arrangement required to be filed pursuant to Item 15(a)(3) of Form 10-K is identified by a "(Z)."

Number and Description of Exhibit

2(i)**	Purchase Agreement dated April 24, 2018 by and among Whirlpool Corporation, certain subsidiaries thereof, and Nidec Corporation [Incorporated by reference from Exhibit 2.1 to the Company's Form 8-K (Commission file number 1-3932) filed on April 24, 2018]
2(ii)**	Amendment dated May 3, 2019 to Purchase Agreement dated April 24, 2018 by and among Whirlpool Corporation, certain subsidiaries thereof, and Nidec Corporation [Incorporated by reference from Exhibit 2.1 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended June 30, 2019]
2(iii)**	Asset and Stock Purchase Agreement between Emerson Electric Co. and Whirlpool Corporation, dated August 7, 2022 [Incorporated by reference from Exhibit 2.1 to the Company's Form 8-K (Commission file number 1-3932) filed August 10, 2022]
2(iv)**	Contribution Agreement dated January 16, 2023 by and among Whirlpool Corporation, Whirlpool EMEA Holdings LLC, Arçelik A.Ş., Beko Europe B.V. and Ardutch B.V. [Incorporated by reference from Exhibit 2.1 to the Company's Form 8-K (Commission file number 1-3932) filed January 17, 2023]
3(i)	Restated Certificate of Incorporation of Whirlpool Corporation (Amended and Restated as of April 22, 2009) [Incorporated by reference from Exhibit 3.1 to the Company's Form 8-K (Commission file number 1-3932) filed on April 23, 2009]
3(ii)	By-laws of Whirlpool Corporation (as of February 20, 2023) [Incorporated by reference from Exhibit 3.1 to the Company's Form 8-K (Commission file number 1-3932) filed February 21, 2023]
4(i)	The registrant hereby agrees to furnish to the Securities and Exchange Commission, upon request, a copy of instruments defining the rights of holders of each issue of long-term debt of the registrant and its subsidiaries.
4(ii)	Indenture dated as of April 15, 1990 between Whirlpool Corporation and Citibank, N.A. [Incorporated by reference from Exhibit 4(a) to the Company's Registration Statement on Form S-3 (Commission file number 33-40249) filed on May 6, 1991]
4(iii)	Indenture dated as of March 20, 2000 between Whirlpool Corporation and U.S. Bank, National Association (as successor to Citibank, N.A.) [Incorporated by reference from Exhibit 4(a) to the Company's Registration Statement on Form S-3 (Commission file number 333-32886) filed on March 21, 2000]
4(iv)	Indenture dated as of June 15, 1987 between Maytag Corporation and The First National Bank of Chicago [Incorporated by reference from Maytag Corporation's Quarterly Report on Form 10-Q (Commission file number 1-00655) for the quarter ended June 30, 1987]

4(v)	Ninth Supplemental Indenture dated as of October 30, 2001 between Maytag Corporation and Bank One, National Association [Incorporated by reference from Exhibit 4.1 to Maytag Corporation's Form 8-K (Commission file number 1-00655) filed on October 31, 2001]
4(vi)	Tenth Supplemental Indenture dated as of December 30, 2010, between Maytag Corporation, Whirlpool Corporation and The Bank of New York Mellon Trust Company, N.A. [Incorporated by reference from Exhibit 4(vi) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2010]
4(vii)	Indenture, dated November 2, 2016, among Whirlpool Finance Luxembourg S.à. r.l., Whirlpool Corporation and U.S. Bank National Association [Incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (Commission file number 1-3932) filed on November 2, 2016]
4(viii)	Description of Whirlpool Corporation's securities [Incorporated by reference from Exhibit 4(viii) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2021]
4(ix)	Indenture, dated February 21, 2020, among Whirlpool EMEA Finance S.à. r.l., Whirlpool Corporation and U.S. National Bank Association [Incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (Commission file number 1-3932) filed on February 21, 2020].
10(i)(a)	Fifth Amended and Restated Long Term Credit Agreement dated as of May 3, 2022 among Whirlpool Corporation, the other borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, and BNP Paribas, Mizuho Bank, Ltd. and Wells Fargo Bank, National Association, as Documentation Agents [Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended June 30, 2022]
10(i)(b)	Term Loan Agreement dated as of September 23, 2022 among Whirlpool Corporation, Sumitomo Mitsui Banking Corporation, as Administrative Agent and Syndication Agent and as lender, and certain other financial institutions [Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended September 30, 2022]
10(iii)(a)	Whirlpool Corporation Nonemployee Director Stock Ownership Plan (amended as of February 16, 1999, effective April 20, 1999) (Z) [Incorporated by reference from Exhibit A to the Company's Proxy Statement (Commission file number 1-3932) for the 1999 annual meeting of stockholders]
10(iii)(b)	Whirlpool Corporation Charitable Award Contribution and Additional Life Insurance Plan for Directors (effective April 20, 1993) (Z) [Incorporated by reference from Exhibit 10(iii)(p) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 1994]
10(iii)(c)	Whirlpool Corporation Deferred Compensation Plan for Directors (as amended effective January 1, 1992 and April 20, 1993) (Z) [Incorporated by reference from Exhibit 10(iii)(f) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 1993]
10(iii)(d)	Whirlpool Corporation Deferred Compensation Plan II for Non-Employee Directors (as amended and restated, effective January 1, 2009) (Z) [Incorporated by reference from Exhibit 10(iii)(e) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2008]

10(iii)(e)	Whirlpool Corporation Nonemployee Director Equity Plan (effective January 1, 2005) (Z) [Incorporated by reference from Exhibit 99.1 to the Company's Form 8-K (Commission file number 1-3932) filed on April 21, 2005]
10(iii)(f)	Amendment of the Whirlpool Corporation Nonemployee Director Equity Plan (effective January 1, 2008) (Z) [Incorporated by reference to Exhibit 10(iii)(a) to the Company's Quarterly Report on Form 10-Q (Commission file number 1-3932) filed on April 24, 2008]
10(iii)(g)	Nonemployee Director Stock Option Form of Agreement (Z) [Incorporated by reference from Exhibit 10(iii)(b) to the Company's Quarterly Report on Form 10-Q (Commission file number 1-3932) filed on April 24, 2008]
10(iii)(h)	Nonemployee Director Stock Option Form of Agreement (Z) [Incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (Commission file number 1-3932) filed on April 26, 2010]
10(iii)(i)	Retention Agreement dated August 17, 2022 between Whirlpool Corporation and Gilles Morel [Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended September 30, 2022]
10(iii)(j)	Omnibus Equity Plans 409A Amendment (effective December 19, 2008) (Z) [Incorporated by reference from Exhibit 10(iii)(n) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2008]
10(iii)(k)	Whirlpool Corporation 2010 Omnibus Stock and Incentive Plan (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on April 26, 2010]
10(iii)(l)	Whirlpool Corporation Amended and Restated 2010 Omnibus Stock and Incentive Plan (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form S-8 (Commission file number 333-187948) filed on April 16, 2013]
10(iii)(m)	Form of Agreement for the Whirlpool Corporation Career Stock Grant Program (pursuant to one or more of Whirlpool's Omnibus Stock and Incentive Plans) (Z) [Incorporated by reference from Exhibit 10(iii)(q) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 1995]
10(iii)(n)	Form of Amendment to Whirlpool Corporation Career Stock Grant Agreement (Z) [Incorporated by reference from Exhibit 10(iii)(p) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2008]
10(iii)(p)	Form of Restricted Stock Unit Agreement (pursuant to one or more of Whirlpool's Omnibus Stock and Incentive Plans) (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on June 21, 2010]
10(iii)(q)	Whirlpool Corporation 2010 Omnibus Stock and Incentive Plan Restricted Stock Unit Award (Z) [Incorporated by reference from Exhibit 10(iii)(a) to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2011]
10(iii)(r)	Whirlpool Corporation 2010 Omnibus Stock and Incentive Plan Strategic Excellence Program Performance Unit Award (Z) [Incorporated by reference from Exhibit 10(iii)(b) to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2011]

10(iii)(s)	Whirlpool Corporation 2010 Omnibus Stock and Incentive Plan Strategic Excellence Program Stock Option Grant (Z) [Incorporated by reference from Exhibit 10(iii)(c) to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2011]
10(iii)(t)	Whirlpool Corporation 2010 Omnibus Stock and Incentive Plan Strategic Excellence Program Restricted Stock Unit Award (Z) [Incorporated by reference from Exhibit 10(iii)(d) to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2011]
10(iii)(u)	Whirlpool Corporation 2010 Omnibus Stock and Incentive Plan Strategic Excellence Program Stock Option Grant Document (Z) [Incorporated by reference from Exhibit 10(iii)(a) to the Company's form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2012]
10(iii)(v)	Whirlpool Corporation 2010 Omnibus Stock and Incentive Plan Strategic Excellence Program Performance Restricted Stock Unit / Performance Unit Grant Document (Z) [Incorporated by reference from Exhibit 10(iii)(b) to the Company's form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2012]
10(iii)(x)	Whirlpool Corporation 2018 Omnibus Stock and Incentive Plan (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on April 18, 2018]
10(iii)(y)	Form of Compensation and Benefits Assurance Agreements (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on August 23, 2010]
10(iii)(z)	Whirlpool Corporation Executive Deferred Savings Plan (as amended effective January 1, 1992) (Z) [Incorporated by reference from Exhibit 10(iii)(n) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 1993]
10(iii)(aa)	Whirlpool Corporation Executive Deferred Savings Plan II (as amended and restated, effective January 1, 2009), including Supplement A, Whirlpool Executive Restoration Plan (as amended and restated, effective January 1, 2009) (Z) [Incorporated by reference from Exhibit 10(iii)(y) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2008]
10(iii)(bb)	Amendment to the Whirlpool Corporation Executive Deferred Savings Plan II (dated December 21, 2009) (Z) [Incorporated by reference from Exhibit 10(iii)(x) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2009]
10(iii)(cc)	Whirlpool Retirement Benefits Restoration Plan (as amended and restated effective January 1, 2009) (Z) [Incorporated by reference from Exhibit 10(iii)(dd) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2008]
10(iii)(dd)	Whirlpool Supplemental Executive Retirement Plan (as amended and restated, effective January 1, 2009) (Z) [Incorporated by reference from Exhibit 10(iii)(ee) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2008]
10(iii)(ee)	Whirlpool Corporation Form of Indemnity Agreement (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on February 23, 2006]

10(iii)(ff)	Whirlpool Corporation Performance Excellence Plan (Z) [Incorporated by reference from Exhibit 10(iii)(a) to the Company's Quarterly Report on Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2014]
10(iii)(gg)	Whirlpool Corporation 2014 Executive Performance Excellence Plan (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on April 17, 2014]
10(iii)(hh)	Business Confidentiality, Cooperation, Termination, Settlement and Release Agreement dated March 24, 2023 between the Company and João Brega (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on March 30, 2023]
10(iii)(ii)	Permanent Employment Contract dated April 1, 2019, between Whirlpool EMEA S.p.A. and Gilles Morel (Z) [Incorporated by reference from Exhibit 10(iii)(ii) to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2019]
10(iii)(jj)	Whirlpool Corporation 2018 Omnibus Stock and Incentive Plan Strategic Excellence Program Performance Restricted Stock Unit Award Document (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2019]
10(iii)(kk)	Whirlpool Corporation 2018 Omnibus Stock and Incentive Plan Strategic Excellence Program Stock Option Grant Document (Z) [Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2019]
10(iii)(ll)	Whirlpool Corporation 2018 Omnibus Stock and Incentive Plan Strategic Excellence Program Restricted Stock Unit Award Document (Z) [Incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2019]
10(iii)(mm)	Aircraft Time Sharing Agreement dated as of July 29, 2019 by and between Whirlpool Corporation and Marc Bitzer [Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended September 30, 2019]
10(iii)(nn)	Amendment dated February 14, 2022 to the Whirlpool Corporation 2018 Omnibus Stock and Incentive Plan (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2022]
10(iii)(oo)	Whirlpool Corporation 2018 Omnibus Stock and Incentive Plan Strategic Excellence Program Performance Restricted Stock Unit Award Document (Z) [Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2022]
10(iii)(pp)	Whirlpool Corporation 2018 Omnibus Stock and Incentive Plan Strategic Excellence Program Stock Option Award Document (Z) [Incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2022]
10(iii)(qq)	Amendment dated February 14, 2022 to the Whirlpool Corporation Executive Performance Excellence Plan (Z) [Incorporated by reference from Exhibit 10.4 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2022]

10(iii)(rr)	Amendment dated February 14, 2022 to the Whirlpool Corporation Executive Deferred Savings Plan II (Z) [Incorporated by reference from Exhibit 10.5 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2022]
10(iii)(ss)	Amendment dated February 14, 2022 to the Whirlpool Corporation Supplemental Executive Retirement Plan (Z) [Incorporated by reference from Exhibit 10.6 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2022]
10(iii)(tt)	Whirlpool Corporation Executive Deferred Savings Plan II (as amended and restated, effective January 1, 2023) (Z) [Incorporated by reference from Exhibit 10(iii)(tt) to the Company's annual report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2022]
10(iii)(uu)	Waiver and Release Agreement effective March 16, 2023 by and between the Company and Joseph T. Liotine (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on March 22, 2023]
10(iii)(vv)	Agreement for the Binding Exercise of the Position of Member of the Board of Directors and Non Compete dated March 24, 2023 between Whirlpool S.A. and João Brega (Z) [Incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (Commission file number 1-3932) filed on March 30, 2023]
10(iii)(ww)	Whirlpool Corporation 2023 Omnibus Stock and Incentive Plan (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (Commission file number 1-3932) filed on April 20, 2023]
10(iii)(xx)	Amendment No. 1 to The Whirlpool Corporation 2023 Omnibus Stock and Incentive Plan effective August 14, 2023 (Z) [Incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended September 30, 2023]
10(iii)(yy)	Amendment No. 2 to The Whirlpool Corporation 2018 Omnibus Stock and Incentive Plan effective August 14, 2023 (Z) [Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended September 30, 2023]
10(iii)(zz)	Amendment No. 1 to The Whirlpool Corporation Executive Deferred Savings Plan II effective August 14, 2023 (Z) [Incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended September 30, 2023]
10(iii)(aaa)	Amendment No. 2 to The Whirlpool Corporation Executive Performance Excellence Plan effective August 14, 2023 (Z) [Incorporated by reference from Exhibit 10.4 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended September 30, 2023]
10(iii)(bbb)	Amendment No. 2 to The Whirlpool Corporation Performance Excellence Plan effective August 14, 2023 (Z) [Incorporated by reference from Exhibit 10.5 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended September 30, 2023]
18.1	Letter from Ernst & Young LLP dated April 22, 2021 [Incorporated by reference from Exhibit 18.1 to the Company's Form 10-Q (Commission file number 1-3932) for the quarter ended March 31, 2021]
21*	List of Subsidiaries

22*	List of Guarantors and Subsidiary Issuers of Guaranteed Securities [Incorporated by reference from Exhibit 22 to the Company's Annual Report on Form 10-K (Commission file number 1-3932) for the fiscal year ended December 31, 2022]
23*	Consent of Independent Registered Public Accounting Firm
24*	Power of Attorney
31.1*	Certification of Chief Executive Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Whirlpool Corporation Policy for Recovery of Erroneously Awarded Compensation
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed Herewith
** Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementary copies of such omitted schedules (or similar attachments) to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHIRLPOOL CORPORATION
(Registrant)

By:	/s/ JAMES W. PETERS	February 14, 2024
	James W. Peters	
	Executive Vice President and Chief Financial Officer	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
/s/ MARC R. BITZER	Chairman of the Board, President and Chief Executive Officer
Marc R. Bitzer	(Principal Executive Officer)
/s/ JAMES W. PETERS	Executive Vice President and Chief Financial Officer
James W. Peters	(Principal Financial Officer)
/s/ CHRISTOPHER S. CONLEY	Vice President and Corporate Controller
Christopher S. Conley	(Principal Accounting Officer)
SAMUEL R. ALLEN*	Director
Samuel R. Allen	
GREG CREED*	Director
Greg Creed	
DIANE M. DIETZ*	Director
Diane M. Dietz	
GERRI T. ELLIOTT*	Director
Gerri T. Elliott	
JENNIFER A. LACLAIR*	Director
Jennifer A. LaClair	
JOHN D. LIU*	Director
John D. Liu	
JAMES M. LOREE*	Director
James M. Loree	
HARISH MANWANI*	Director
Harish Manwani	
PATRICIA K. POPPE*	Director
Patricia K. Poppe	
LARRY O. SPENCER*	Director
Larry O. Spencer	
MICHAEL D. WHITE*	Director
Michael D. White	
RUDY WILSON*	Director
Rudy Wilson	

*By:	/s/ JAMES W. PETERS	Attorney-in-Fact	February 14, 2024
	James W. Peters		

REPORT BY MANAGEMENT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, statements of income and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States).

The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's books and records, and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, compliance with policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the Board of Directors of the Company is composed of six independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the Company's accounting functions and internal controls and monitors (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of the Company's internal audit function and independent registered public accounting firm. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure. The committee also has the responsibility to retain and terminate the Company's independent registered public accounting firm and exercise the committee's sole authority to review and approve all audit engagement fees and terms and pre-approve the nature, extent, and cost of all non-audit services provided by the independent registered public accounting firm.

/s/   JAMES W. PETERS

James W. Peters

Executive Vice President and Chief Financial Officer

February 14, 2024

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Whirlpool Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. Whirlpool's internal control system is designed to provide reasonable assurance to Whirlpool's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Whirlpool assessed the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on the assessment and those criteria, management believes that Whirlpool maintained effective internal control over financial reporting as of December 31, 2023.

Whirlpool's independent registered public accounting firm has issued an audit report on its assessment of Whirlpool's internal control over financial reporting. This report appears on page 137.

/s/ MARC R. BITZER	/s/ JAMES W. PETERS
Marc R. Bitzer	James W. Peters
Chairman of the Board, President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
February 14, 2024	February 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Whirlpool Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Whirlpool Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 14, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Maytag and InSinkErator Indefinite Lived Intangible Assets

Description of the Matter

At December 31, 2023, the balance of the *Maytag* and *InSinkErator* indefinite lived intangible assets was $1 billion and $1.3 billion, respectively. As discussed in Note 1, Note 5, and Note 10 to the consolidated financial statements, indefinite lived intangible assets are tested for impairment at least annually or when impairment indicators are present at the intangible asset level.

Auditing management's assessment of the estimated fair value of the Maytag and InSinkErator indefinite lived intangible assets was complex and required the involvement of valuation specialists due to the judgmental nature of the assumptions used in the valuation process. The fair value estimate was sensitive to significant assumptions including future revenue, royalty rate and discount rate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's indefinite lived intangible asset fair value assessment process. This included testing controls over management's review over the projected financial information and significant assumptions used in the valuation model as well as controls over the carrying value of the Maytag and InSinkErator indefinite lived intangibles.

To test the estimated fair value of the *Maytag* and *InSinkErator* indefinite lived intangible assets, we performed audit procedures that included, among others, assessing methodologies used in the model and testing the significant assumptions discussed above. This included comparing the significant assumptions used by management to current industry and economic trends, changes to the Company's business model, customer base or product mix and other relevant factors. We assessed the reasonableness of management's projections used in the fair value calculation and obtained support for initiatives supporting these projections. We also compared previous forecasts to actual results to assess management's forecasting process. To assess the discount rate, we reviewed the methodology used by the Company and considered each input relative to current economic factors.

We involved valuation specialists to assist in evaluating the significant assumptions and methodologies. We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the indefinite lived intangible asset that would result from changes in the assumptions. In addition, we tested the mathematical accuracy of the model.

Valuation of Unrecognized Income Tax Benefits

Description of the Matter

As of December 31, 2023, the Company has Unrecognized Income Tax Benefits of $380 million as described in Note 13 to the consolidated financial statements. The Company records the benefits of an uncertain tax position in the consolidated financial statements after determining it is more likely than not that the uncertain tax position will be sustained upon examination based on its technical merits.

Auditing management's accounting and disclosure for these unrecognized tax benefits was complex because the evaluation is based on interpretations of domestic and international tax laws, is subjective, and requires significant judgement.

How We Addressed the Matter in Our Audit

We identified and tested controls that address the risk of material misstatement relating to the valuation of these income tax matters. This included, among others, testing controls over the Company's process to assess the technical merits and measurement of these positions. We also tested the Company's process to determine the disclosure for these matters.

With the assistance of our income tax professionals, we performed audit procedures that included, among others, evaluating the technical merits, measurement and related disclosure for the Company's positions. For example, we assessed the inputs utilized and the conclusions reached in the assessments performed by management. We also examined the Company's communications with the relevant tax authorities and read the minutes of the meetings of the committees of the board of directors. In addition, we used our knowledge of historical settlement activity, tax laws, and other market information to evaluate the technical merits of the Company's positions.

Revenue Recognition - Completeness and Valuation of Customer Sales Incentives (Promotions Liabilities)

Description of the Matter	As of December 31, 2023, the Company's accrued promotional liability was $603 million. As discussed in Note 2 to the consolidated financial statements, the Company recognizes a reduction to revenue and a corresponding accrued promotional liability based on the amount of customer sales incentives to be paid to trade customers. This estimate is accounted for as a reduction to revenue in the period incurred and primarily calculated using the expected value method.

Auditing the accrued promotions liability was complex and subjective due to the large volume of activity, the manual nature of adjustments made to the liability in certain countries, and the inherent estimation uncertainty in the process performed to estimate the reduction to revenue and corresponding promotional liability. In addition, assessing the completeness of the accrual required significant auditor judgment. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the completeness and valuation of the reduction to revenue and corresponding promotional liability. For example, we tested controls over management's review of adjustments to the accrual, as well as their review of significant assumptions to the accrual.

Our audit procedures over completeness and valuation included, among others, testing a sample of key inputs to the promotional liability, including reviewing key customer contractual agreements and third-party sales data. We performed testing over activity subsequent to the balance sheet date to determine the impact, if any, these items have on the 2023 financial statements. In addition, to assess management's estimation accuracy, we perform a lookback analysis which compares the amount accrued in the prior year to the amount subsequently paid.

We also performed analytical procedures on a disaggregated level and performed inquiries of sales personnel and key finance management personnel. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1927.

Chicago, Illinois
February 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Whirlpool Corporation

Opinion on Internal Control over Financial Reporting
We have audited Whirlpool Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Whirlpool Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the index at Item 15(a) and our report dated February 14, 2024 expressed an unqualified opinion thereon.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois

February 14, 2024

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
WHIRLPOOL CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2023, 2022 and 2021
(Millions of dollars)

Description	Balance at Beginning of Period		Charged to Cost and and Expenses		Deductions[1]		Balance at End of Period
Allowance for doubtful accounts							
Year Ended December 31, 2023:	$	49	$	1	$	(3)	$	47
Year Ended December 31, 2022:		97		7		(55)		49
Year Ended December 31, 2021:		132		6		(41)		97
Deferred tax valuation allowance [2]							
Year Ended December 31, 2023:	$	412	$	78	$	—	$	490
Year Ended December 31, 2022:		195		222		(5)		412
Year Ended December 31, 2021:		214		(20)		1		195

[1] With respect to allowance for doubtful accounts, the amounts represent accounts charged off, net of translation adjustments and transfers. Recoveries were nominal for 2023, 2022 and 2021.

[2] For additional information about our deferred tax valuation allowances, refer to Note 13 to the Consolidated Financial Statements.

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STOCKHOLDER & OTHER INFORMATION

Whirlpool Corporation's Annual Report on Form 10-K and other financial information is available free of charge to stockholders.

The information contained in this Annual Report should be read together with Whirlpool Corporation's Financial Statements and related notes and "Management's Discussion and Analysis" and "Forward-Looking Statements." This information appears in the company's 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission, which is included herewith and available on the company's website at Investors.WhirlpoolCorp.com.

The Annual Report on Form 10-K and company earnings releases for each quarter — typically issued in April, July, October and January — can be obtained by contacting:

Korey Thomas
Senior Director, Investor Relations Whirlpool Corporation
2000 N. M-63, Mail Drop 2609
Benton Harbor, MI 49022-2692
Email: investor_relations@whirlpool.com

Stock Exchanges
Common stock of Whirlpool Corporation (exchange symbol: WHR) New York Stock Exchange and NYSE Chicago.

Trademarks
Amana, Bauknecht, Brastemp, Consul, Hotpoint*, Indesit, InSinkErator, JennAir, KitchenAid, KitchenAid Go, Maytag, SlimTech, Whirlpool and the design of the stand mixer are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

*Whirlpool Corporation ownership of the Hotpoint brand in EMEA and Asia Pacific regions is not affiliated with the *Hotpoint* brand sold in the Americas.

United Way, Habitat for Humanity International, Boys & Girls Clubs of America and certain other trademarks are owned by their respective organizations.

Whirlpool Corporation

Please visit our online Annual Report at WhirlpoolCorp.com/2023Annual

